     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2003

                                               SECURITIES ACT FILE NO. 333-72419
                                       INVESTMENT COMPANY ACT FILE NO. 811-09797

       POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT AS STATED BELOW
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-2

                        (Check appropriate box or boxes.)

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          X
                           PRE-EFFECTIVE AMENDMENT NO.                       ---
                         POST-EFFECTIVE AMENDMENT NO. 6                       X
                                       AND                                   ---
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      X
                                                                             ---
                               AMENDMENT NO. 15                               X


                             AIM FLOATING RATE FUND
               (Exact Name of Registrant as Specified in Charter)


                                ROBERT H. GRAHAM
              11 GREENWAY PLAZA, SUITE 100, HOUSTON, TX 77046-1173
                    (Address of Principal Executive Offices)


        Registrant's Telephone Number, including Area Code (713) 626-1919
                                                           --------------
                                  ____________

                                   Copies to:

       Martha J. Hays, Esquire                   Ofelia M. Mayo, Esquire
Ballard Spahr Andrews & Ingersoll, LLP              AIM Advisors, Inc.
    1735 Market Street, 51st Floor            11 Greenway Plaza, Suite 100
Philadelphia, Pennsylvania  19103-7599          Houston, Texas  77046-1173
                                         (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                                  ____________


          If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box: X
                                                 ---



          It is proposed that this filing will become effective (check appropriate box)
           X   when declared effective pursuant to section 8(c)
          ---


          The following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities Act.

              immediately upon filing pursuant to paragraph (b)
          ---
           X  on April 30, 2003, pursuant to paragraph (b)
          ---
              60 days after filing pursuant to paragraph (a)
          ---
              on (date) pursuant to paragraph (a)
          ---

          If appropriate, check the following box:

          ___ this [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].


          ___ this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is [date].


        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
   TITLE OF SECURITIES BEING     AMOUNT BEING     AGGREGATE OFFERING    AGGREGATE OFFERING       AMOUNT OF
          REGISTERED             REGISTERED(1)      PRICE PER UNIT            PRICE           REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Shares of Beneficial Interest
     Class B.................         N/A                N/A                   N/A                  N/A
--------------------------------------------------------------------------------------------------------------
     Class C.................         N/A                N/A                   N/A                  N/A
--------------------------------------------------------------------------------------------------------------

(1) Approximate 49,991,700 Class B shares and 22,862,274 Class C shares previously registered were unissued as of April 21, 2003. All registration fees in connection with such previously registered shares have been previously paid.

================================================================================

Your goals. Our solutions.   [AIM INVESTMENTS LOGO APPEARS HERE]
    --Servicemark--                  --Servicemark--    THE AIM FAMILY OF FUNDS
                                                        --Registered Trademark--

AIM FLOATING RATE FUND

PROSPECTUS

MAY 1, 2003


This Prospectus contains information about AIM FLOATING RATE FUND (the "Fund"), a continuously offered, non-diversified, closed-end management investment company. The investment objective of the Fund is to provide as high a level of current income and preservation of capital as is consistent with investment in senior secured loans and senior secured debt securities. The Fund has a non-fundamental investment policy to invest primarily in senior secured corporate loans ("Corporate Loans") and senior secured debt securities ("Corporate Debt Securities") that meet credit standards established by its investment advisor, A I M Advisors, Inc., and its sub-advisor, INVESCO Senior Secured Management, Inc. The Fund invests primarily in assignments of, or participations in, Corporate Loans made by banks and other financial institutions and Corporate Debt Securities. The Corporate Loans and Corporate Debt Securities are expected to pay interest at rates that float or reset at a margin above a generally recognized base lending rate such as the London InterBank Offered Rate or the prime rate of a designated U.S. bank. The investment objective of the Fund may not be achieved.

An unlimited number of shares of beneficial interest ("Shares") of the Fund are continuously offered at a price equal to the next determined net asset value per share without a front-end sales charge. The minimum initial purchase is $500, and the minimum subsequent purchase is $50.

No market presently exists for the Fund's Shares and it is not currently expected that a secondary market will develop. To provide the Fund's shareholders ("Shareholders") with liquidity, the Fund makes offers on a quarterly basis to repurchase between 5% and 25% of its outstanding Shares from Shareholders at the net asset value per Share. The Fund may determine the net asset value applicable to repurchases no later than the 14th calendar day (or, if not a business day, the next business day) after the repurchase request deadline, and will distribute payment to shareholders on or before the repurchase payment deadline, which will be no later than seven calendar days after the pricing date. See "Repurchase Offers."

The Fund offers Class B and Class C Shares. Both Classes of Shares are sold at net asset value with no front-end sales charge. Class B Shares held for less than four years, and Class C Shares held for less than one year, are subject to an Early Withdrawal Charge upon their repurchase by the Fund. See "Early Withdrawal Charge."

Investing in the Shares of the Fund involves risks, including fluctuations in value, and there is a risk that you could lose a portion or all of your money. The Fund may invest all or substantially all of its assets in Corporate Loans, Corporate Debt Securities or other securities that are rated below investment grade by a nationally recognized statistical rating organization, or in comparable unrated securities. The Fund is authorized to borrow money to finance repurchase offers or for temporary, extraordinary or emergency purposes. While it has no current intention of doing so, the Fund may also borrow money to finance additional investments. The leverage created by borrowing money to finance additional investments results in certain risks for Shareholders, including the risk of higher volatility of the net asset value of the Shares. See "SPECIAL CONSIDERATIONS AND RISK FACTORS."


This Prospectus sets forth concisely the information about the Fund that prospective investors should know before investing. Please read it before investing and keep it for future reference. Additional information concerning the Fund may be obtained free of charge upon request. The Statement of Additional Information (the "SAI") dated May 1, 2003, a current version of which is on file with the Securities and Exchange Commission (the "SEC"), contains more details about the Fund and is incorporated by reference into this Prospectus (is legally a part of this Prospectus). The SAI is available upon written or oral request and may be obtained by writing to A I M Fund Services, Inc., P.O. Box 4739, Houston, TX 77210-4739 or by calling 1-800-347-4246. The table of contents of the SAI appears on page 27 of this Prospectus. Additional information about the Fund may also be obtained from http://www.aiminvestments.com. You also can review and obtain copies of the Fund's reports and other information at the SEC's Public Reference Room in Washington, DC; on the EDGAR database on the SEC's Internet website (http://www.sec.gov); or, after paying a duplication fee, by sending a letter to the SEC's Public Reference Section, Washington, DC 20549-0102 or by sending an electronic mail request to publicinfo@sec.gov. Please call the SEC at 1-202-942-8090 for information about the Public Reference Room.



AN INVESTMENT IN THE FUND IS NOT A DEPOSIT IN A BANK AND IS NOT FEDERALLY INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER AGENCY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


----------------------------------------------------------------------------------------------------------
                                                                PRICE TO        SALES       PROCEEDS
                                                               PUBLIC(1)       LOAD(2)      TO FUND
                                                              ------------     -------    ------------
Per Class B Share...........................................  $       8.55      None      $       8.55
Per Class C Share...........................................  $       8.53      None      $       8.53
Total.......................................................  $622,444,232(3)   None      $622,444,232(3)
----------------------------------------------------------------------------------------------------------


---------------

(1) The Shares are offered at a price equal to their net asset values, which at the date of this Prospectus are $8.55 and $8.53 per Class B Share and Class C Share, respectively.


(2) A I M Distributors, Inc., the Fund's distributor, will pay all sales commissions to selected dealers from its own resources.


(3) Assuming the sale of 49,991,700 Class B Shares and 22,862,274 Class C Shares previously registered but unsold.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
SUMMARY................................    2
THE FUND...............................    4
  Table of Fees and Expenses...........    4
  Financial Highlights.................    5
  Use of Proceeds......................    6
  Investment Objective and Policies....    6
  Investment Restrictions..............   13
  Special Considerations and Risk
     Factors...........................   14
  Purchase of Shares -- Multiple
     Pricing System....................   16
  Early Withdrawal Charge..............   17
  Waivers of Early Withdrawal Charge...   17
  Distribution Plans...................   18
  Repurchase Offers....................   18


                                         PAGE
                                         ----
  Management...........................   19
  Fund Transactions....................   21
  Dividends and Other Distributions....   22
  Taxes................................   22
  Dividend Reinvestment Plan...........   24
  Systematic Purchase Plan.............   24
  Exchange Privilege...................   25
  Determination of Net Asset Value.....   25
  Description of Shares................   25
  Performance Information..............   26
OTHER INFORMATION......................   27
  Table of Contents of Statement of
     Additional Information............   27


                                    SUMMARY
--------------------------------------------------------------------------------

  THE FUND. AIM Floating Rate Fund (the "Fund") is a continuously offered, non-diversified, closed-end management investment company. See "The Fund."

  THE OFFERING. The Fund offers its Class B and Class C Shares at a price equal to the next determined net asset value per share. Shares of the Fund are not subject to a front-end sales charge. Class B Shares are subject to a 3.0% early withdrawal charge ("EWC") that declines over a four-year period and a 0.25% distribution and service fee. Class C Shares are subject to an EWC of 1% during the first year a Shareholder owns Class C Shares, plus a 0.75% distribution and service fee. (A I M Distributors, Inc., the Fund's distributor, has agreed to waive 0.25% of the Class C distribution and service fee.) The minimum initial purchase is $500, and the minimum subsequent purchase is $50, except that the minimum initial purchase is $250 for certain retirement accounts. The Fund reserves the right to waive or modify the initial and subsequent minimum investment requirements at any time.

  INVESTMENT OBJECTIVE AND POLICIES. The investment objective of the Fund is to provide as high a level of current income and preservation of capital as is consistent with investment in senior secured loans and senior secured debt securities. The Fund has a non-fundamental investment policy to invest primarily in senior secured corporate loans ("Corporate Loans") and senior secured debt securities ("Corporate Debt Securities") that meet credit standards established by its investment advisor, A I M Advisors, Inc. ("AIM") and its sub-advisor, INVESCO Senior Secured Management, Inc. (the "Sub-advisor").

  Under normal market conditions, the Fund invests primarily in Corporate Loans and Corporate Debt Securities made to or issued by U.S. or non-U.S. companies ("Borrowers"). These Corporate Loans and Corporate Debt Securities (i) have variable rates which adjust to a base rate, such as the London InterBank Offered Rate ("LIBOR"), on set dates, typically every 30 days but not to exceed one year; and/or (ii) have interest rates that float at a margin above a generally recognized base lending rate such as the prime rate ("Prime Rate") of a designated U.S. bank.

  In general, the net asset value of an investment company that invests primarily in fixed-income securities changes in response to fluctuations in the general level of interest rates. Funds that invest in floating rate and variable rate securities are generally less affected by interest rate changes. Because the Fund consists primarily of floating rate and variable rate Corporate Loans and Corporate Debt Securities, AIM and the Sub-advisor expect the value of the Fund to fluctuate less in response to interest rate changes than would a portfolio of fixed-rate obligations. However, because interest rates are constantly changing, and the interest rates on the floating and variable rate securities in which the Fund invests are only reset periodically, the Fund's net asset value may fluctuate.

  SPECIAL CONSIDERATION AND RISK FACTORS. The Corporate Loans and Corporate Debt Securities in which the Fund may invest are subject to the risk of nonpayment of scheduled interest or principal payments. If a nonpayment or default occurs, the Fund may experience a decline in the value of such obligations, resulting in a decline in the net asset value of the Fund's Shares.

  The Corporate Loans and Corporate Debt Securities in which the Fund invests consist primarily of obligations of a Borrower undertaken to finance the growth of the Borrower's business internally or externally or to finance a capital restructuring. A significant portion of such Corporate Loans and Corporate Debt Securities may be issued in highly leveraged transactions that are subject to greater credit risks, including a greater possibility of default or bankruptcy of the Borrower.

  The Fund may borrow money to finance repurchase offers, for temporary or emergency purposes, or to finance additional investments. Money raised through borrowing will be subject to interest costs which may or may not exceed the interest on any assets purchased.

  INVESTMENT MANAGERS. The Fund is managed by AIM and the Sub-Advisor. AIM and the Sub-advisor and their worldwide asset management affiliates provide investment management and/or administrative services to institutional, corporate and individual clients around the world. AIM and the Sub-advisor are both indirect wholly-owned subsidiaries of AMVESCAP PLC. AMVESCAP PLC and its subsidiaries are an independent global investment management group. AIM was organized in 1976 and, together with its subsidiaries, currently advises or manages over 190 investment portfolios.


  The Sub-advisor determines the investment composition of the Fund, places all orders for the purchase and sale of securities and for other transactions, and oversees the settlement of the Fund's securities and other transactions. The Sub-advisor has appointed INVESCO Institutional (N.A.), Inc. (formerly known as INVESCO, Inc.) as the investment sub-sub-advisor with respect to certain of the assets of the Fund. See "Management."

  ADMINISTRATOR. AIM provides administrative services to the Fund. These include, among other things, furnishing officers and office space, preparing or assisting in preparing materials for stockholders and regulatory bodies and the provision of accounting services.

  DISTRIBUTIONS. The Fund distributes substantially all of its net investment income to Shareholders by declaring dividends daily and paying them monthly. Substantially all net capital gains, if any, are distributed at least annually to Shareholders. See "Dividends and Other Distributions." Under the Fund's Dividend Reinvestment Plan (the "Dividend Plan"), each Shareholder is assumed to have elected, unless the Shareholder instructs otherwise in writing, to have all dividends and other distributions, net of any applicable withholding taxes, automatically reinvested in additional Shares. See "Dividend Reinvestment Plan."

  REPURCHASE OFFERS. The Fund's Shares are not listed on any exchange. No secondary market currently exists for the Fund's Shares, and the Fund does not expect a secondary market to develop. In view of this, the Fund makes offers (each, a "Repurchase Offer") each quarter to repurchase between 5% and 25% of the Fund's outstanding Shares from its Shareholders. The Shares will be purchased in these Repurchase Offers at the net asset value per Share determined at the close of business on the day a Repurchase Offer terminates. Class B Shares that have been held for less than four years and which are repurchased by the Fund pursuant to Repurchase Offers will be subject to an EWC up to 3% of the lesser of the then current net asset value or the original purchase price of the Shares being tendered. Class C Shares that have been held for less than one year and which are repurchased by the Fund will be subject to an EWC of 1%. See "Repurchase Offers" and "Early Withdrawal Charge."

  A I M Distributors, Inc. ("AIM Distributors" or the "Distributor") and other selected dealers are prohibited under applicable law from making a market in the Fund's Shares while the Fund is making either a public offering of or an offer to repurchase its Shares. Neither AIM Distributors nor any selected dealers will make a market in the Fund's shares at any time. Because of the lack of a secondary market and the EWC, the Fund is designed primarily for long-term investors and should not be considered a vehicle for trading purposes. See "Special Considerations and Risk Factors."


  THE AIM FAMILY OF FUNDS, AIM AND DESIGN, AIM, AIM FUNDS, AIM FUNDS AND DESIGN, AIM INVESTOR, AIM LIFETIME AMERICA, AIM LINK, AIM INSTITUTIONAL FUNDS, AIMFUNDS.COM, LA FAMILIA AIM DE FONDOS, LA FAMILIA AIM DE FONDOS AND DESIGN, INVIERTA CON DISCIPLINA AND INVEST WITH DISCIPLINE ARE REGISTERED SERVICE MARKS AND AIM BANK CONNECTION, AIM INTERNET CONNECT, AIM PRIVATE ASSET MANAGEMENT, AIM PRIVATE ASSET MANAGEMENT AND DESIGN, AIM STYLIZED AND/OR DESIGN, AIM ALTERNATIVE ASSETS AND DESIGN, AIM INVESTMENTS, AIM INVESTMENTS AND DESIGN, MYAIM.COM, THE AIM COLLEGE SAVINGS PLAN, AIM SOLO 401(K) AND YOUR GOALS. OUR SOLUTIONS ARE SERVICE MARKS OF A I M MANAGEMENT GROUP INC.

                                    THE FUND
--------------------------------------------------------------------------------

TABLE OF FEES AND EXPENSES


                                                              CLASS B   CLASS C
                                                              -------   -------
Shareholder Transaction Expenses(1)
  Sales Load (as a percentage of offering price)............   None      None
  Dividend Reinvestment Plan Fees...........................   None      None
  Maximum Early Withdrawal Charge ("EWC")(2)................   3.00%     1.00%
Annual Fund Operating Expenses (as a percentage of net
  assets)(3)
  Management Fee(4).........................................   0.95%     0.95%
  Distribution and/or Service Fee...........................   0.25%     0.75%(5)
  Other Expenses............................................   0.29%     0.29%
                                                               ----      ----
          Total Annual Operating Expenses...................   1.49%     1.99%(5)
                                                               ====      ====



  The table above is intended to assist investors in understanding the various costs and expenses that an investor in the Fund will bear, directly or indirectly.

---------------


(1) Under applicable rules governing the Repurchase Offers, the Fund may deduct from a Shareholder's repurchase proceeds a fee of up to 2.00% of such proceeds to offset expenses associated with the Repurchase Offer. Although it has no current intention to do so, the Fund could impose such a repurchase fee. You may also be charged a transaction or other fee by the financial institution managing your account.


(2) Calculated based on the lesser of the then current net asset value or the original price of the Shares being tendered. For Class B Shares, the maximum EWC applies to Shares sold during the first year after purchase; the EWC declines annually thereafter, reaching zero after four years. For Class C Shares, the EWC applies to Shares sold during the first year after purchase; the EWC disappears thereafter. See "Early Withdrawal Charge."


(3) There is no guarantee that actual expenses will be the same as those shown in the table.


(4) See "Management" for additional information.


(5) The Distributor has agreed to waive 0.25% of the annual Distribution and Service Fee for Class C Shares. Total Annual Operating Expenses net of this agreement are 1.74%. This agreement may be terminated at any time. See "Distribution Plans" for additional information.



  EXAMPLE. The following example demonstrates the projected dollar amount of total cumulative expense that would be incurred over various periods with respect to a hypothetical investment in the Fund. These amounts are based upon payment by the Fund of operating expenses at the levels set forth in the above table.



  An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Fund, assuming (i) a 5% annual return and (ii) reinvestment of all dividends and other distributions at net asset value:



                                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                       -------   --------   --------   ---------
Assuming no repurchase of Shares............  Class B    $15       $47        $ 81       $178
                                              Class C     20        62         107        232
Assuming repurchase of Shares on last day of
  period and imposition of maximum
  applicable Early Withdrawal Charge........  Class B     45        67          81        178
                                              Class C     30        62         107        232



  This example assumes that the percentage amounts listed under Total Annual Operating Expenses remain the same in the years shown. The above tables and the assumption in the example of a 5% annual return and reinvestment at net asset value are required by regulation of the Securities and Exchange Commission applicable to all closed-end investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares. To the extent fees are waived and/or expenses reimbursed, your expenses will be lower. Actual expenses and annual rates of return may be more or less than those assumed for purposes of the example.



  THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND THE FUND'S ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS


  Contained below is per Share operating performance data for a Share outstanding, total investment return, ratios and supplemental data. This information has been derived from information provided in the Fund's financial statements and is with respect to the Class B Shares and Class C Shares of the Fund. The financial statements and notes for the fiscal years or periods noted have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon also is included in the Fund's financial statements included in the Fund's SAI, which is available upon request. Prior to May 29, 1998, INVESCO Senior Secured Management, Inc. served as investment advisor to the Fund.



                                                                                           CLASS B
                                                             --------------------------------------------------------------------
                                                                                                                     MAY 1,
                                                                         YEAR ENDED DECEMBER 31,                (DATE OPERATIONS
                                                             -----------------------------------------------   COMMENCED) THROUGH
                                                2002         2001(A)          2000     1999(A)        1998     DECEMBER 31, 1997
                                              --------       --------       --------   --------     --------   ------------------
Net asset value, beginning of period          $   8.64       $   9.37       $   9.68   $   9.84     $  10.02        $  10.00
---------------------------------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income                           0.38           0.60(a)        0.78       0.69(a)      0.68            0.46
---------------------------------------------------------------------------------------------------------------------------------
  Net gains (losses) on securities (both
    realized and unrealized)                     (0.13)         (0.73)         (0.31)     (0.16)       (0.18)           0.02
=================================================================================================================================
    Total from investment operations              0.25          (0.13)          0.47       0.53         0.50            0.48
=================================================================================================================================
Less distributions:
  Dividends from net investment income           (0.38)         (0.60)         (0.78)     (0.69)       (0.67)          (0.46)
---------------------------------------------------------------------------------------------------------------------------------
  Distributions from net realized gains             --             --             --         --        (0.01)             --
=================================================================================================================================
    Total distributions                          (0.38)         (0.60)         (0.78)     (0.69)       (0.68)          (0.46)
=================================================================================================================================
Net asset value, end of period                $   8.51       $   8.64       $   9.37   $   9.68     $   9.84        $  10.02
_________________________________________________________________________________________________________________________________
=================================================================================================================================
Total return(b)                                  2.88%          (1.49)%         5.03%      5.49%        5.25%           5.04%
_________________________________________________________________________________________________________________________________
=================================================================================================================================
Ratios/supplemental data:
Net assets, end of period (000s omitted)      $266,260       $357,841       $458,359   $439,523     $288,074        $161,697
_________________________________________________________________________________________________________________________________
=================================================================================================================================
Ratio of expenses to average net assets
  (including interest expense):
  With fee waivers                                1.49%(c)       1.38%          1.50%      1.47%        1.51%           1.65%(d)
---------------------------------------------------------------------------------------------------------------------------------
  Without fee waivers                             1.49%(c)       1.38%          1.50%      1.52%        1.64%           2.67%(d)
=================================================================================================================================
Ratio of net investment income to average
  net assets                                      4.40%(c)       6.66%          8.18%      7.02%        6.88%           7.26%(d)
---------------------------------------------------------------------------------------------------------------------------------
Ratio of interest expense to average net
  assets                                            --             --           0.01%        --         0.01%           0.15%(d)
_________________________________________________________________________________________________________________________________
=================================================================================================================================
Portfolio turnover rate                             56%            38%            39%        81%          75%            118%
_________________________________________________________________________________________________________________________________
=================================================================================================================================


(a)  Calculated using average shares outstanding.

(b) Includes adjustments in accordance with accounting principles generally accepted in the United States; does not include withdrawal charges and is not annualized for periods less than one year.


(c)  Ratios are based on average daily net assets of $316,380,563.

(d)  Annualized.

                                                                              CLASS C
                                                              ----------------------------------------
                                                                  YEAR ENDED             APRIL 3,
                                                                 DECEMBER 31,          (DATE SALES
                                                              -------------------   COMMENCED) THROUGH
                                                               2002       2001(A)   DECEMBER 31, 2000
                                                              -------     -------   ------------------
Net asset value, beginning of period                          $  8.62     $  9.35        $  9.63
------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income                                          0.36      0.58(a)          0.58
------------------------------------------------------------------------------------------------------
  Net gains (losses) on securities (both realized and
    unrealized)                                                (0.14)       (0.73)         (0.28)
======================================================================================================
    Total from investment operations                             0.22       (0.15)          0.30
======================================================================================================
Less dividends from net investment income                      (0.35)       (0.58)         (0.58)
======================================================================================================
Net asset value, end of period                                $  8.49     $  8.62        $  9.35
______________________________________________________________________________________________________
======================================================================================================
Total return(b)                                                  2.62%      (1.75)%         3.22%
______________________________________________________________________________________________________
======================================================================================================
Ratios/supplemental data:
Net assets, end of period (000s omitted)                      $20,421     $31,274        $28,354
______________________________________________________________________________________________________
======================================================================================================
Ratio of expenses to average net assets (including interest
  expense):
  With fee waivers                                               1.74%(c)    1.63%          1.73%(d)
------------------------------------------------------------------------------------------------------
  Without fee waivers                                            1.99%(c)    1.88%          1.98%(d)
======================================================================================================
Ratio of net investment income to average net assets             4.15%(c)    6.40%          8.14%(d)
------------------------------------------------------------------------------------------------------
Ratio of interest expense to average net assets                    --()        --           0.01%(d)
______________________________________________________________________________________________________
======================================================================================================
Portfolio turnover rate                                            56%         38%            39%
______________________________________________________________________________________________________
======================================================================================================


(a)  Calculated using average shares outstanding.

(b) Includes adjustments in accordance with accounting principles generally accepted in the United States; does not include withdrawal charges and is not annualized for periods less than one year.


(c)  Ratios are based on average daily net assets of $25,850,724.

(d)  Annualized.

--------------------------------------------------------------------------------

USE OF PROCEEDS

  The net proceeds from the sale of the Shares offered hereby will be invested in accordance with the Fund's investment objective and policies on an ongoing basis, depending on the availability of Corporate Loans and Corporate Debt Securities and other relevant conditions. Pending such investment, it is anticipated that the proceeds will be invested in short-term debt obligations or instruments. A consequence of any delay in investing the proceeds in accordance with the Fund's investment objective and policies may be that the Fund will be unable to achieve its investment objective. See "Investment Objective and Policies."

--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE AND POLICIES

  The Fund's investment objective is to provide as high a level of current income and preservation of capital as is consistent with investment in senior secured loans and senior secured debt securities. The Fund has a non-fundamental investment policy to invest primarily in Corporate Loans and Corporate Debt Securities that meet credit standards established by AIM and the Sub-advisor. The investment objective of the Fund may be changed by the Board of Trustees without shareholder approval. There can be no assurance that the investment objective of the Fund will be achieved.


  The Fund will invest, normally, at least 80% of its assets in interests in Corporate Loans and Corporate Debt Securities made to or issued by Borrowers (which may include U.S. and non-U.S. companies) that (i) have variable rates which adjust to a base rate, such as LIBOR, on set dates, typically every 30 days but not to exceed one year; and/or (ii) have interest rates that float at a margin above a generally recognized base lending rate such as the Prime Rate of a designated U.S. bank. In complying with this 80% investment requirement, the Fund's investments may include investments in synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, and may include credit-linked notes and collateralized loan obligations.


  Corporate Loans in which the Fund invests typically are negotiated and structured by a syndicate of lenders ("Lenders") consisting of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions, one or more of which administers the Corporate Loan on behalf of all the Lenders (the "Agent Bank"). The Fund's investments in Corporate Loans are either participation interests in Corporate Loans ("Participation Interests") or assignments of Corporate Loans ("Assignments"). Participation Interests may be acquired from a Lender or other holders of Participation Interests ("Participants"). If the Fund purchases an Assignment from a Lender, it will generally become a "Lender" for purposes of the relevant loan agreement, with direct contractual rights under the loan agreement and under any related collateral security documents in favor of the Lenders. On the other hand, if the Fund purchases a Participation Interest either from a Lender or a Participant, the Fund will not have established any direct contractual relationship with the Borrower and must rely on the Lender or the Participant that sold the Participation Interest not only for the enforcement of the Fund's rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Corporate Loans. Thus, when investing in Participation Interests, the Fund is subject to the credit risk of both the Borrower and the Lender or Participant who sold the Participation Interest. The Fund will invest in Participation Interests only if, at the time of investment, the outstanding debt obligations of the Agent Bank and any Lenders and Participants interposed between the Fund and a Borrower are investment grade; i.e., rated BBB, A-3 or higher by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), or Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's"), or, if unrated, deemed by the Sub-advisor to be of equivalent quality. See "Investment Objective and Policies." A description of Moody's and Standard & Poor's ratings is included as Appendix A to the Fund's SAI.


  Corporate Debt Securities typically are in the form of notes or bonds issued in public or private placements in the securities markets. Corporate Debt Securities will typically have substantially similar terms to Corporate Loans, but will not be in the form of Participations or Assignments.



  The Fund may invest up to 20% of its Assets in any of the following: (a) senior floating rate loans made and notes issued on an unsecured basis to Borrowers that meet the credit standards established by AIM and the Sub-advisor ("Unsecured Corporate Loans" and "Unsecured Corporate Debt Securities"); (b) secured or unsecured short-term debt obligations including, but not limited to, U.S. Government and Government agency securities (some of which may not be backed by the full faith and credit of the United States), money market instruments (such as certificates of deposit and bankers' acceptances), corporate and commercial obligations (such as commercial paper and medium-term notes) and repurchase agreements, none of which are required to be secured but all of which will be (or the securities of counterparties associated therewith will be) investment grade (i.e., rated Baa, P-3 or higher by Moody's or BBB, A-3 or higher by Standard & Poor's or, if unrated, determined to be of comparable quality in the judgment of the Sub-advisor); (c) fixed rate obligations of U.S. or non-U.S. companies that meet the credit standards established by AIM and the Sub-advisor and that the Fund expects to swap for a floating rate structure; (d) cash or cash equivalents; or (e) shares of money market investment companies advised by AIM or its affiliates ("Affiliated Money Market Funds"). In general, a purchase of investment company securities may result in the duplication of fees and expenses. With respect to the Fund's purchase of shares of Affiliated Money Market Funds, the Fund will indirectly pay the advisory fees and other operating expenses of the Affiliated Money Market Funds.



  In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments. As a result, the Fund may not achieve its investment objective. For cash management purposes, the Fund may also hold a portion of its assets in cash or cash equivalents, including shares of Affiliated Money Market Funds. Any percentage limitations with respect to assets of the Fund are applied at the time of purchase.



  Securities rated Baa, BBB, P-3 or A-3 are considered to have adequate capacity for payment of principal and interest, but are more susceptible to adverse economic conditions. Securities rated BBB or Baa (or comparable unrated securities) have speculative characteristics. Securities rated Baa, BBB, P-3, A-3 or higher (or comparable unrated securities) or cash will not exceed 20% of the Fund's Assets except (i) during interim periods pending investment of the net proceeds of public offerings of the Fund's securities; (ii) pending reinvestment of proceeds of the sale of a security; (iii) during the time Repurchase Offers are outstanding; and (iv) during temporary defensive periods when, in the opinion of the Sub-advisor, suitable Corporate Loans and Corporate Debt Securities are not available for investment by the Fund or prevailing market or economic conditions warrant. During such periods, the Fund's investments in Affiliated Money Market Funds will not exceed 25% of total assets. Investments in Unsecured Corporate Loans and Unsecured Corporate Debt Securities will be made on the same basis as investments in Corporate Loans and Corporate Debt Securities as described herein, except with respect to collateral requirements. To a limited extent, incidental to and in connection with its lending activities and in connection with workouts and reorganizations, the Fund also may acquire warrants and other equity securities.



  For purposes of the strategies described above, the term "Assets" means net assets, plus the amount of any borrowings for investment purposes.


  The Fund has no restrictions on portfolio maturity, but it is anticipated that a majority of the Corporate Loans and Corporate Debt Securities in which it invests will have stated maturities ranging from three to ten years. It is anticipated that the Fund's Corporate Loans and Corporate Debt Securities will have an expected average life of three to five years. See "Description of Corporate Loans and Corporate Debt Securities."

  Investment in Shares of the Fund offers several benefits. The Fund offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Corporate Loans, a type of investment typically not available directly to individual investors. In managing the Fund, the Sub-advisor provides the Fund and its Shareholders with professional credit analysis and portfolio diversification. The Fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of such investments, if available to individual investors. The benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the management and administrative fees and operations costs.

  Generally, the net asset value of the shares of an investment company which invests primarily in fixed-income securities changes as the general levels of interest rates fluctuate. When interest rates increase, the value of a fixed-income portfolio can be expected to decline. The Sub-advisor expects the Fund's net asset value to be relatively stable during normal market conditions, because the portfolio securities in which the Fund's assets are invested will consist primarily of floating and variable rate Corporate Loans and Corporate Debt Securities, of fixed rate Corporate Loans and Corporate Debt Securities hedged by interest rate swap transactions and of short-term instruments. For these reasons, the

Sub-advisor expects the value of the Fund to fluctuate significantly less as a result of interest rate changes than would a portfolio of fixed-rate obligations. However, because variable interest rates only reset periodically, the Fund's net asset value may fluctuate from time to time in the event of an imperfect correlation between either the interest rates on variable rate loans in the Fund or the variable interest rates on nominal amounts in the Fund's interest rate swap transactions, and prevailing interest rates. Also, a default on a Corporate Loan or Corporate Debt Security in which the Fund has invested or a sudden and extreme increase in prevailing interest rates may cause a decline in the Fund's net asset value. Conversely, a sudden and extreme decline in interest rates could result in an increase in the Fund's net asset value.

  The Fund is classified as non-diversified within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), which means that the Fund can invest a greater percentage of its assets in any one issuer than a diversified fund can. With respect to 50% of its assets, a non-diversified fund is permitted to invest more than 5% of its assets in the securities of any one issuer. However, the Fund's investments will be limited so as to enable the Fund to qualify as a "regulated investment company" ("RIC") for purposes of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Fund will limit its investments so that, at the close of each quarter of its taxable year, (i) not more than 25% of the value of its total assets will be invested in the securities (including Corporate Loans but excluding U.S. Government securities) of a single issuer and (ii) with respect to 50% of the value of its total assets, its investments will consist of cash, U.S. Government securities and securities of other issuers limited, in respect of any one issuer, to not more than 5% of the value of its total assets and not more than 10% of the issuer's outstanding voting securities. To the extent the Fund assumes large positions in the securities of a small number of issuers, the Fund's yield may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers. However, the Fund has no current intention of investing more than 15% of its assets in the obligations of any single Borrower.

DESCRIPTION OF CORPORATE LOANS AND CORPORATE DEBT SECURITIES

  The Corporate Loans and Corporate Debt Securities in which the Fund invests primarily consist of obligations of a Borrower undertaken to finance the growth of the Borrower's business internally or externally, or to finance a capital restructuring. Corporate Loans and Corporate Debt Securities may also include senior obligations of a Borrower issued in connection with a restructuring pursuant to Chapter 11 of the United States Bankruptcy Code provided that such senior obligations meet the credit standards established by AIM and the Sub-advisor. It is anticipated that a significant portion of such Corporate Loans and Corporate Debt Securities may be issued in highly leveraged transactions such as leveraged buy-out loans, leveraged recapitalization loans and other types of acquisition financing. Such Corporate Loans and Corporate Debt Securities present special risks. See "Special Considerations and Risk Factors." Such Corporate Loans may be structured to include both term loans, which are generally fully funded at the time of the Fund's investment, and revolving credit facilities, which would require the Fund to make additional investments in the Corporate Loans as required under the terms of the credit facility. Such Corporate Loans may also include receivables purchase facilities, which are similar to revolving credit facilities secured by a Borrower's receivables.

  The Fund may invest in Corporate Loans and Corporate Debt Securities which are made to non-U.S. Borrowers, provided that the loans are U.S. dollar-denominated or otherwise provide for payment in U.S. dollars, and any such Borrower meets the credit standards established by AIM and the Sub-advisor for U.S. Borrowers. The Fund similarly may invest in Corporate Loans and Corporate Debt Securities made to U.S. Borrowers with significant non-U.S. dollar-denominated revenues, provided that the loans are U.S. dollar-denominated or otherwise provide for payment to the Fund in U.S. dollars. In all cases where the Corporate Loans or Corporate Debt Securities are not denominated in U.S. dollars, provisions will be made for payments to the Lenders, including the Fund, in U.S. dollars pursuant to foreign currency swap arrangements. Loans to such non-U.S. Borrowers or U.S. Borrowers may involve risks not typically involved in domestic investment, including fluctuation in foreign exchange rates, future foreign political and economic developments, and the possible imposition of exchange controls or other foreign or U.S. governmental laws or restrictions applicable to such loans. With respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect the Fund's investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payment position. In addition, information with respect to non-U.S. Borrowers may differ from that available with respect to U.S. Borrowers, since foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers.

  The Corporate Loans and Corporate Debt Securities in which the Fund invests will, in most instances, hold the most senior position in the capitalization structure of the Borrower, and in any case will, in the judgment of the Sub-advisor, be in the category of senior debt of the Borrower. Each Corporate Loan and Corporate Debt Security will generally be secured by collateral the value of which generally will be determined by reference to financial statements of the Borrower, by an independent appraisal, by obtaining the market value of such collateral (e.g., cash or securities) if it is readily ascertainable and/or by other customary valuation techniques considered appropriate in the judgment of the Sub-advisor. The Sub-advisor generally expects the value of the collateral securing a Corporate Loan or Corporate Debt Security to be greater than the value of such Corporate Loan or Corporate Debt Security. However, the value of such collateral may be equal to or less than the value of the Corporate Loan or Corporate Debt Security that it secures. Accordingly, in the event of a default, the Fund may incur a loss. The ability of the Lender to have access to the collateral may be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral may be released with the consent of the Agent Bank and Lenders or pursuant to the terms of the underlying credit agreement with the Borrower or bond indenture. There is no assurance that the liquidation of the collateral would satisfy the Borrower's obligation in the event of nonpayment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, the Fund might not receive payments to which it is entitled and thereby may experience a decline in the value of the investment and, possibly, its net asset value.

  In the case of highly leveraged loans, a Borrower generally is required to pledge collateral which may include (i) working capital assets, such as accounts receivable or inventory, (ii) tangible fixed assets, such as real property, buildings and equipment, (iii) intangible assets, such as trademarks, copyrights and patent rights and (iv) security interests in securities of subsidiaries or affiliates. In the case of Corporate Loans to or Corporate Debt Securities of privately held companies, the companies' owners may pledge additional security in the form of guarantees and/or other securities that they own. There may be temporary periods in the course of providing financing to a Borrower where the collateral for the loan consists of common stock having a value not less than 200% of the value of the loan on the date the loan is made. Under such circumstances, the Borrower generally proceeds with a subsequent transaction which will permit it to pledge sufficient assets as collateral for the loan, although there can be no assurance that the Borrower will be able to effect such transaction.

  The rate of interest payable on floating or variable rate Corporate Loans or Corporate Debt Securities is established as the sum of a base lending rate plus a specified margin. These base lending rates generally are LIBOR, the Prime Rate of a designated U.S. bank, or another base lending rate used by commercial lenders. The interest rate on Prime Rate-based Corporate Loans and Corporate Debt Securities floats daily as the Prime Rate changes, while the interest rate on LIBOR-based Corporate Loans and Corporate Debt Securities is reset periodically, typically every 30 days to one year. Certain of the floating or variable rate Corporate Loans and Corporate Debt Securities in which the Fund will invest may permit the Borrower to select an interest rate reset period of up to one year. A portion of the Fund's investments may consist of Corporate Loans with interest rates that are fixed for the term of the loan. Investment in Corporate Loans and Corporate Debt Securities with longer interest rate reset periods or fixed interest rates may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. However the Fund will attempt to hedge all of its fixed-rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates by entering into interest rate swap transactions. The Fund also will attempt to maintain a portfolio of Corporate Loans and Corporate Debt Securities that will have a dollar weighted average period to the next interest rate adjustment of no more than 90 days.

  Corporate Loans and Corporate Debt Securities traditionally have been structured so that Borrowers pay higher margins when they elect LIBOR, in order to permit lenders to obtain generally consistent yields on Corporate Loans and Corporate Debt Securities, regardless of whether Borrowers select the LIBOR option or the Prime-based option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently compensate for the differential between the Prime Rate and the LIBOR rates. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Corporate Loans and Corporate Debt Securities that is consistently lower than the yield would be if Borrowers selected the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to stockholders that consistently approximates the average published prime rate of leading U.S. banks. At the date of this Prospectus, the Sub-advisor cannot predict any significant change in this market trend.

  The Fund may receive and/or pay certain fees in connection with its lending activities. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a Corporate Loan or Corporate Debt Security it may receive a facility fee, and when it sells a Corporate Loan or Corporate Debt Security it may pay a facility fee. In certain circumstances, the Fund may receive a prepayment penalty fee on the prepayment of a Corporate Loan or Corporate Debt Security by a Borrower. In connection with the acquisition of Corporate Loans or Corporate Debt Securities, the Fund may also acquire warrants and other equity securities of the Borrower or its affiliates. The acquisition of such equity securities will only be incidental to the Fund's purchase of a Corporate Debt Security or an interest in a Corporate Loan.

  The Fund invests in a Corporate Loan or Corporate Debt Security only if, in the Sub-advisor's judgment, the Borrower can meet debt service on such loan or security. In addition, the Sub-advisor considers other factors deemed by it to be appropriate to the analysis of the Borrower and the Corporate Loan or Corporate Debt Security. Such factors include financial ratios of the Borrower such as interest coverage, fixed charge coverage and leverage ratios. In its analysis of these factors, the Sub-advisor also will be influenced by the nature of the industry in which the Borrower is engaged, the nature of the Borrower's assets and the Sub-advisor's assessment of the general quality of the Borrower. The factors utilized have been reviewed by the Fund's Board of Trustees.


  The primary consideration in selecting such Corporate Loans and Corporate Debt Securities for investment by the Fund is the creditworthiness of the Borrower. In evaluating Corporate Loans and Corporate Debt Securities, the quality ratings assigned to other debt obligations of a Borrower may not be a determining factor, since they will often be subordinated to the Corporate Loans or Corporate Debt Securities. Instead, the Sub-advisor performs its own independent credit analysis of the Borrower, and of the collateral structure for the loan or security. In making this analysis, the Sub-advisor utilizes any offering materials and in the case of Corporate Loans, information prepared and supplied by the Agent Bank, Lender or Participant from whom the Fund purchases its Participation Interest in a Corporate Loan. The Sub-advisor's analysis will continue on an ongoing basis for any Corporate Loans and Corporate Debt Securities in which the Fund has invested. Although the Sub-advisor will use due care in making such analysis, there can be no assurance that such analysis will disclose factors which may impair the value of the Corporate Loan or Corporate Debt Security.


  Corporate Loans and Corporate Debt Securities made in connection with highly leveraged transactions are subject to greater credit risks than other Corporate Loans and Corporate Debt Securities in which the Fund may invest. These credit risks include a greater possibility of default or bankruptcy of the Borrower and the assertion that the pledging of collateral to secure the loan constituted a fraudulent conveyance or preferential transfer which can be nullified or subordinated to the rights of other creditors of the Borrower under applicable law. Highly leveraged Corporate Loans and Corporate Debt Securities also may be less liquid than other Corporate Loans and Corporate Debt Securities.

  A Borrower also must comply with various restrictive covenants contained in any Corporate Loan agreement between the Borrower and the lending syndicate ("Corporate Loan Agreement") or in any trust indenture or comparable document in connection with a Corporate Debt Se-curity ("Corporate Debt Security Document"). Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific financial ratios or relationships and limits on total debt. In addition, the Corporate Loan Agreement or Corporate Debt Security Document may contain a covenant requiring the Borrower to prepay the Corporate Loan or Corporate Debt Security with any excess cash flow. Excess cash flow generally includes net cash flow after scheduled debt service payments and permitted capital expenditures, among other things, as well as the proceeds from asset dispositions or sales of securities. A breach of a covenant (after giving effect to any cure period) in a Corporate Loan Agreement which is not waived by the Agent Bank and the lending syndicate normally is an event of acceleration; i.e., the Agent Bank has the right to demand immediate repayment in full of the outstanding Corporate Loan. Acceleration may also occur in the case of the breach of a covenant in a Corporate Debt Security Document.

  It is expected that a majority of the Corporate Loans and Corporate Debt Securities held by the Fund will have stated maturities ranging from three to ten years. However, such Corporate Loans and Corporate Debt Securities usually will require, in addition to scheduled payments of interest and principal, the prepayment of the Corporate Loan or Corporate Debt Security from excess cash flow, as discussed above, and may permit the Borrower to prepay at its election. The degree to which Borrowers prepay Corporate Loans and Corporate Debt Securities, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among lenders, among other factors. Accordingly, prepayments cannot be predicted with accuracy. Upon a prepayment, the Fund may receive both a prepayment penalty fee from the prepaying Borrower and a facility fee on the purchase of a new Corporate Loan or Corporate Debt Security with the proceeds from the prepayment of the former. Such fees may help mitigate any adverse impact on the yield on the Fund's investments which may arise as a result of prepayments and the reinvestment of such proceeds in Corporate Loans or Corporate Debt Securities bearing lower interest rates.

  Loans to non-U.S. Borrowers and to U.S. Borrowers with significant non-U.S. dollar-denominated revenues may provide for conversion of all or part of the loan from a U.S. dollar-denominated obligation into a foreign currency obligation at the option of the Borrower. The Fund may invest in Corporate Loans and Corporate Debt Securities which have been converted into non-U.S. dollar-denominated obligations only when provision is made for payments to the lenders in U.S. dollars pursuant to foreign currency swap arrangements. Foreign currency swaps involve the exchange by the lenders, including the Fund, with another party (the "counterparty") of the right to receive the currency in which the loans are denominated for the right to receive U.S. dollars. The Fund will enter into a transaction subject to a foreign currency swap only if, at the time of entering into such swap, the outstanding debt obligations of the counterparty are investment grade, i.e., rated BBB or A-3 or higher by Standard & Poor's or Baa or P-3 or higher by Moody's or determined to be of comparable quality in the judgment of the Sub-advisor. The amounts of U.S. dollar payments to be received by the lenders and the foreign currency payments to be received by the counterparty are fixed at the time the swap arrangement is entered into. Accordingly, the swap protects the Fund from the fluctuations in exchange rates and locks in the right to receive payments under the loan in a predetermined amount of U.S. dollars. If there is a default by the counterparty, the Fund will have contractual remedies pursuant to the swap arrangements; however, the U.S. dollar value of the Fund's right to foreign currency payments under the loan will be subject to fluctuations in the applicable exchange rate to the extent that a replacement swap arrangement is unavailable or the Fund is unable to recover damages from the defaulting counterparty. If the Borrower defaults on or prepays the underlying Corporate Loan or Corporate Debt Security, the Fund may be required pursuant to the swap arrangements to compensate the counterparty to the extent of fluctuations in exchange rates adverse to the counterparty. In the event of such a default or prepayment, an amount of cash or high grade liquid debt securities having an aggregate net asset value at least equal to the amount of compensation that must be paid to the counterparty pursuant to the swap arrangements will be maintained in a segregated account by the Fund's custodian.

DESCRIPTION OF PARTICIPATION INTERESTS AND ASSIGNMENTS

  A Corporate Loan in which the Fund may invest typically is originated, negotiated and structured by a syndicate of Lenders consisting of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions, which is administered on behalf of the syndicate by an Agent Bank. The investment of the Fund in a Corporate Loan may take the form of Participation Interests or Assignments. Participation Interests may be acquired from a Lender or other Participants. If the Fund purchases a Participation Interest either from a Lender or a Participant, the Fund will not have established any direct contractual relationship with the Borrower. The Fund would be required to rely on the Lender or the Participant that sold the Participation Interest not only for the enforcement of the Fund's rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Corporate Loans. The Fund is thus subject to the credit risk of both the Borrower and a Participant. Lenders and Participants interposed between the Fund and a Borrower, together with Agent Banks, are referred to herein as "Intermediate Participants."

  On the other hand, if the Fund purchases an Assignment from a Lender, the Fund will generally become a "Lender" for purposes of the relevant loan agreement, with direct contractual rights thereunder and under any related collateral security documents in favor of the Lenders. An Assignment from a Lender gives the Fund the right to receive payments of principal and interest and other amounts directly from the Borrower and to enforce its rights as a Lender directly against the Borrower. The Fund will not act as an Agent Bank guarantor, sole negotiator or sole structuror with respect to a Corporate Loan.

  Because it may be necessary to assert through an Intermediate Participant such rights as may exist against the Borrower, in the event the Borrower fails to pay principal and interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against the Borrower. Moreover, under the terms of a Participation, the Fund may be regarded as a creditor of the Intermediate Participant (rather than of the Borrower), so that the Fund may also be subject to the risk that the Intermediate Participant may become insolvent. Similar risks may arise with respect to the Agent Bank, as described below. Further, in the event of the bankruptcy or insolvency of the Borrower, the obligation of the Borrower to repay the Corporate Loan may be subject to certain defenses that can be asserted by such Borrower as a result of improper conduct by the Agent Bank or Intermediate Participant. The Fund will invest in Corporate Loans only if, at the time of investment, all outstanding debt obligations of the Agent Bank and Intermediate Participants are investment grade, i.e., rated BBB or A-3 or higher by Standard & Poor's or Baa or P-3 or higher by Moody's or determined to be of comparable quality in the judgment of the Sub-advisor.

  The Fund has no current intention of investing more than 20% of its assets in the obligations of Borrowers in any single industry. However, because the Fund will regard the issuer of a Corporate Loan as including the Agent Bank and any Intermediate Participant as well as the Borrower, the Fund may be deemed to be concentrated in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. As a result, the Fund is subject to certain risks associated with such institutions. Banking and thrift institutions are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments which such institutions may make and the interest rates and fees which such institutions may charge. The profitability of these institutions is largely dependent on the availability and cost of capital funds, and has shown significant recent fluctuation as a result of volatile interest rate levels. In addition, general economic conditions are important to the operations of these institutions, with exposure to credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect. Insurance companies are also affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation. The property and casualty companies may be exposed to material risks, including reserve inadequacy, latent health exposure and inability to collect from their reinsurance carriers. The financial services area is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. In this regard, recent business combinations have included insurance, finance and securities brokerage under single ownership. Moreover, under recently enacted federal laws, banks, securities firms, insurance companies, and other firms engaged in financial activities may be affiliated in financial holding company structures.

  In a typical Corporate Loan, the Agent Bank administers the terms of the Corporate Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to the credit of all lenders which are parties to the Corporate Loan Agreement. The Fund generally will rely on the Agent Bank or an Intermediate Participant to collect its portion of the payments on the Corporate Loan. Furthermore, the Fund will rely on the Agent Bank to use appropriate creditor remedies against the Borrower. Typically, under Corporate Loan Agreements, the Agent Bank is given broad discretion in enforcing the Corporate Loan Agreement, and is obligated to use only the same care it would use in the management of its own property. The Borrower compensates the Agent Bank for these services. Such compensation may include special fees paid on structuring and funding the Corporate Loan and other fees paid on a continuing basis.

  In the event that an Agent Bank becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority or becomes a debtor in a bankruptcy proceeding, assets held by the Agent Bank under the Corporate Loan Agreement should remain available to holders of Corporate Loans. If, however, assets held by the Agent Bank for the benefit of the Fund were determined by an appropriate regulatory authority or court to be subject to the claims of the Agent Bank's general or secured creditors, the Fund might incur certain costs and delays in realizing payment on a Corporate Loan or suffer a loss of principal and/or interest. In situations involving Intermediate Participants, similar risks may arise as described above.


  Intermediate Participants may have certain obligations pursuant to a Corporate Loan Agreement, which may include the obligation to make future advances to the Borrower in connection with revolving credit facilities in certain circumstances. The Fund currently intends to reserve against such contingent obligations by segregating sufficient investments in high quality, short-term, liquid instruments and Affiliated Money Market Funds. The Fund will not invest in Corporate Loans that would require the Fund to make any additional investments in connection with such future advances if such commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements described under "Investment Objective and Policies."


ILLIQUID SECURITIES

  Some Corporate Loans and Corporate Debt Securities are, at present, not readily marketable and may be subject to restrictions on resale. Although Corporate Loans and Corporate Debt Securities are transferred among certain financial institutions, as described above, certain of the Corporate Loans and Corporate Debt Securities in which the Fund invests do not have the liquidity of conventional investment grade debt securities traded in the secondary market and may be considered illiquid. As the market for Corporate Loans and Corporate Debt Securities matures, the Sub-advisor expects that liquidity will continue to improve. The Fund has no limitation on the amount of its investments which are not readily marketable or are subject to restrictions on resale. Such investments, which may be considered illiquid, may affect the Fund's ability to realize the net asset value in the event of a voluntary or involuntary liquidation of its assets. See "Net Asset Value" for information with respect to the valuation of illiquid Corporate Loans and Corporate Debt Securities.

OTHER INVESTMENT POLICIES

  The Fund has adopted certain other policies, each of which may be changed by the Fund's Board of Trustees without shareholder approval, as set forth below:

  BORROWING. In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). The

Fund may borrow from banks or broker-dealers. The Fund may borrow for leveraging, to finance repurchase offers, for temporary or emergency purposes, in anticipation of or in response to adverse market conditions, or for cash management purposes. See "Special Considerations and Risk Factors -- Effects of Borrowing."

  REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements with respect to its permitted investments, but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement, the Fund buys a security at one price and simultaneously promises to sell that same security back to the seller at a higher price. The Fund's repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date usually is within seven days of the original purchase date. Repurchase agreements are deemed to be loans under the 1940 Act. In all cases, the Sub-advisor must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the Fund might experience delays in recovering its cash. To the extent that, in the meantime, the value of the securities the Fund purchases may have declined, the Fund could experience a loss.

  LENDING OF PORTFOLIO SECURITIES. In complying with the fundamental restriction with regard to making loans, the Fund may lend up to 33 1/3% of its total assets on such terms and conditions as the SEC may require in an exemptive order. The purpose of such loans is to permit the borrower to use such securities for delivery to purchasers when such borrower has sold short. If cash collateral is received by the Fund, it is invested in short-term money market securities, and a portion of the yield received in respect of such investment is retained by the Fund. Alternatively, if securities are delivered to the Fund as collateral, the Fund and the borrower negotiate a rate for the loaned premium to be received by the Fund for lending its portfolio securities. In either event, the total yield on the Fund is increased by loans of its securities. The Fund will have the right to regain record ownership of loaned securities to exercise beneficial rights such as voting rights, subscription rights and rights to dividends, interest or other distributions. Such loans are terminable at any time. The Fund may pay reasonable finder's, administrative and custodial fees in connection with such loans. In the event that the borrower defaults on its obligation to return borrowed securities, because of insolvency or otherwise, the Fund could experience delays and costs in gaining access to the collateral and could suffer a loss to the extent that the value of the collateral falls below the market value of the borrowed securities.

  INVESTMENT IN OTHER INVESTMENT COMPANIES. The Fund has a non-fundamental policy that notwithstanding the fundamental policy with regard to investing all assets in a fund, the Fund may not invest all of its assets in the securities of a single management investment company with the same fundamental investment objectives, policies and restrictions as the Fund.

  "WHEN ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The Fund may also purchase and sell interests in Corporate Loans and Corporate Debt Securities and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such transactions prior to the date the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in Corporate Loans and Corporate Debt Securities and other portfolio debt securities at delivery may be more or less than their purchase price, and yield generally available on such interests or securities when delivery occurs may be higher than yields on the interests or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will segregate with its custodian, cash or other liquid assets having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engaged in "when issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring interests or securities for the Fund consistent with the Fund's investment objective and policies and not for the purpose of investment leverage. There is no specific limitation as to the percentage of the Fund's assets which may be used to acquire securities on a "when issued" or "delayed delivery" basis.

  INTEREST RATE HEDGING TRANSACTIONS. Certain federal income tax requirements may limit the Fund's ability to engage in interest rate hedging transactions. Gains from transactions in interest rate hedges distributed to Shareholders will be taxable as ordinary income or, in certain circumstances, as long-term capital gains. See "Taxes."

  The Fund will enter into interest rate swaps in order to hedge all of its fixed rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. For example, if the Fund holds a Corporate Loan or Corporate Debt Security with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the Fund to offset a decline in the value of the Corporate Loan or Corporate Debt Security due to rising interest rates, but would also limit its ability to benefit from falling interest rates.

  Inasmuch as these interest rate hedging transactions are entered into for good faith hedging purposes, the Sub-advisor believes that such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to its borrowing restrictions. The Fund usually will enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis, and an amount of cash or other liquid assets having an aggregate net asset value at least equal to the accrued excess will be segregated by the Fund's custodian. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the Fund's obligations will be accrued on a daily basis, and the full amount of the Fund's obligations will be segregated by the Fund's custodian. The Fund will not enter into any interest rate hedging transaction unless the Sub-advisor considers the credit quality of the unsecured senior debt or the claims-paying ability of the other party thereto to be investment grade. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, many portions of the swap market have become relatively liquid in comparison with other similar instruments traded in the interbank market. In addition, although the terms of interest rate swaps may provide for termination, there can be no assurance the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

  The use of interest rate hedges is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio transactions. If the Sub-advisor is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not used.

  Except as noted above, there is no limit on the amount of interest rate hedging transactions that may be entered into by the Fund. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate hedges is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the Corporate Loan underlying an interest rate swap is prepaid and the Fund continues to be obligated to make payments to the other party to the swap, the Fund would have to make such payments from another source. If the other party to an interest rate swap defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund contractually is entitled to receive. Since interest rate transactions are individually negotiated, the Sub-advisor expects to achieve an acceptable degree of correlation between the Fund's rights to receive interest on Participation Interests and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

--------------------------------------------------------------------------------

INVESTMENT RESTRICTIONS

  The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund's outstanding Shares (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the Shares represented at a meeting at which more than 50% of the outstanding Shares are represented or (ii) more than 50% of the outstanding Shares).

          1. The Fund may not borrow money or issue senior securities, except as permitted within the meaning of the 1940 Act, and the rules and regulations promulgated thereunder, as such statute, rules and regulations are amended from time to time or are interpreted from time to time by the SEC staff (collectively, the "1940 Act Laws and Interpretations") or except to the extent that the Fund may be permitted to do so by exemptive order or similar relief (collectively, with the 1940 Act Laws and Interpretations, the "1940 Act Laws, Interpretations and Exemptions").

          2. The Fund may not underwrite the securities of other issuers. This restriction does not prevent the Fund from engaging in transactions involving the acquisition, disposition or resale of its portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act of 1933.

          3. The Fund may not invest more than 25% of its total assets in the securities of issuers in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the Fund may invest more than 25% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. For purposes of this restriction, the term "issuer" includes the Borrower, the Agent Bank and any Intermediate Participant (as defined under "Investment Objective and Policies -- Description of Participation Interests and Assignments").

          4. The Fund may not purchase real estate or sell real estate unless acquired as a result of ownership of securities or other instruments. This restriction does not prevent the Fund from investing in issuers that invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

          5. The Fund may not purchase physical commodities or sell physical commodities unless acquired as a result of ownership of securities or other instruments. This restriction does not prevent the Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities.

          6. The Fund may not make personal loans or loans of its assets to persons who control or are under common control with the Fund, except to the extent permitted by the 1940 Act Laws, Interpretations and Exemptions. This restriction does not prevent the Fund from, among other things, purchasing debt obligations, entering into repurchase agreements, loaning its assets to broker-dealers or institutional investors, or investing in loans, including assignments and participation interests.

          7. The Fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single management investment company with substantially the same fundamental investment objectives, policies and restrictions as the Fund.

  The following are non-fundamental policies which may be changed without approval of the Fund's outstanding securities.



          1. Notwithstanding the fundamental restriction with regard to engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities, the Fund may not invest in any security (including futures contracts or options thereon) that is secured by physical commodities.



          2. As a non-fundamental policy, the Fund normally invests at least 80% of its assets in Corporate Loans and Corporate Debt Securities made to or issued by Borrowers (which may include U.S. and non-U.S. companies) that
     (i) have variable rates which adjust to a base rate, such as LIBOR, on set dates, typically every 30 days but not to exceed one year; and/or (ii) have interest rates that float at a margin above a generally recognized base lending rate such as the Prime Rate of a designated U.S. bank. For purposes of the foregoing sentence, "assets" means net assets, plus the amount of any borrowings for investment purposes. The Fund will provide written notice to its shareholders prior to any change to this policy, as required by the 1940 Act Laws, Interpretations and Exemptions.



  If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.


--------------------------------------------------------------------------------

SPECIAL CONSIDERATIONS AND RISK FACTORS

  EFFECTS OF BORROWING. The Fund may borrow money in amounts not exceeding
33 1/3% of the value of its total assets (including the amount borrowed) less liabilities (other than borrowings). The fund may borrow for leveraging, to finance repurchase offers, for temporary or emergency purposes, in anticipation of or in response to adverse market conditions, or for cash management purposes. See "Repurchase Offers." The Fund may borrow to finance additional investments only when it believes that the return that may be earned on investments purchased with the proceeds of such borrowings or offerings will exceed the costs, including debt service and dividend obligations, associated with such borrowings. However, to the extent such costs exceed the return on the additional investments, the return realized by the Fund's Shareholders will be adversely affected.

  Capital raised through borrowing is subject to interest costs or dividend payments which may or may not exceed the interest paid on the assets purchased. In addition, the Fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements will increase the cost of borrowing over the stated interest rate. Borrowing can create an opportunity for greater income per Share, but such borrowing is also a speculative technique that will increase the Fund's exposure to capital risk. Such risks may be reduced through the use of borrowings that have floating rates of interest. Unless the income and appreciation, if any, on assets acquired with borrowed funds exceeds the costs of borrowing, the use of borrowing will diminish the investment performance of the Fund, as compared to what it would have been without leverage.

  The Fund, along with certain other investment companies advised by AIM, have entered into a committed, unsecured line of credit with a syndicate of banks in the maximum aggregate principal amount of $1 billion. The interest paid under the line of credit is based on one of several rates, to be selected at the option of the Fund, including an adjusted Eurodollar rate based on the LIBOR, a rate based on the Federal Funds rate, and a daily rate based on the prime rate. The Fund expects to repay any amount borrowed under the line of credit with the proceeds of sales of additional Fund Shares or sales of portfolio securities held by the Fund.

  Under the 1940 Act, once the Fund incurs indebtedness, it must immediately have asset coverage of 300% of the aggregate outstanding principal balance of indebtedness in place. Additionally, the 1940 Act requires that, before the Fund declares any dividend or other distribution upon any class of Shares, or purchases any such Shares, it have in place asset coverage of at least 300% of the aggregate indebtedness of the Fund, after deducting the amount of such dividend, distribution, or purchase price.

  The Fund's willingness to borrow money for investment purposes, and the amount it borrows depends upon many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy depends on the Sub-advisor's ability to predict correctly interest rates and market movements, and a leveraging strategy may not be successful during any period in which it is employed.

  CREDIT RISK. Corporate Loans and Corporate Debt Securities may constitute substantially all of the Fund's investments. Corporate Loans and Corporate Debt Securities are primarily dependent upon the creditworthiness of the Borrower for payment of interest and principal. If the Fund doesn't receive scheduled interest or principal payments on a Corporate Loan or Corporate Debt Security it may adversely affect the income of the Fund or the value of its investments, which may in turn reduce the amount of dividends or the net asset value of the shares of the Fund. The Fund's ability to receive payment of principal of and interest on a Corporate Loan or a Corporate Debt Security also depends upon the creditworthiness of any institution interposed between the Fund and the Borrower. To reduce credit risk, the Sub-advisor actively manages the Fund as described above.

  Corporate Loans and Corporate Debt Securities made in connection with leveraged buy-outs, recapitalizations and other highly leveraged transactions are subject to greater credit risks than many of the other Corporate Loans and Corporate Debt Securities in which the Fund may invest. These credit risks include the possibility of default on the Corporate Loan or Corporate Debt Security or bankruptcy of the Borrower. The value of such Corporate Loans and Corporate Debt Securities are also subject to a greater degree of volatility in response to interest rate fluctuations and may be less liquid than other Corporate Loans and Corporate Debt Securities.

  Although Corporate Loans and Corporate Debt Securities in which the Fund invests generally hold the most senior position in the capitalization structure of the Borrowers, the capitalization of many Borrowers also includes non-investment grade subordinated debt. During periods of deteriorating economic conditions, a Borrower may experience difficulty in meeting its payment obligations under such bonds and other subordinated debt obligations. Such difficulties may detract from the Borrower's perceived creditworthiness or its ability to obtain financing to cover short-term cash flow needs and may force the Borrower into bankruptcy or other forms of credit restructuring.

  COLLATERAL IMPAIRMENT. Corporate Loans and Corporate Debt Securities (excluding Unsecured Corporate Loans and Unsecured Corporate Debt Securities) will be secured unless (i) the Fund's security interest in the collateral is invalidated for any reason by a court or (ii) the collateral is fully released under the terms of a loan agreement as the creditworthiness of the Borrower improves. The liquidation of collateral may not satisfy the Borrower's obligation in the event of nonpayment of scheduled interest or principal and that collateral may not be readily liquidated. The value of collateral is generally determined by reference to: (i) financial statements of the Borrower,
(ii) an independent appraisal performed at the request of the Agent Bank at the time the Corporate Loan was initially made, (iii) the market value of such collateral (e.g., cash or securities) if it is readily ascertainable, and/or
(iv) other customary valuation techniques considered appropriate in the judgment of the Sub-advisor. Collateral is generally valued on the basis of the Borrower's status as a going concern and such valuation may exceed the immediate liquidation value of the collateral.

  Collateral may include: (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings, and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) security interests in shares of stock of subsidiaries or affiliates. Corporate Loans and Corporate Debt Securities collateralized by the stock of the Borrower's subsidiaries and other affiliates are subject to the risk that the stock will decline in value. Such declines in value, whether a result of bankruptcy proceedings or otherwise, could cause the Corporate Loans or Corporate Debt Securities to become undercollateralized or unsecured. Most credit agreements do not formally require Borrowers to pledge additional collateral.

  There may be temporary periods in which the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Corporate Loan or Corporate Debt Security. During such periods, the Corporate Loan or Corporate Debt Security will temporarily be unsecured, until the legal restriction on pledging the stock has been lifted or the stock is exchanged for other assets that may be pledged as collateral for the Corporate Loan or Corporate Debt Security. The Borrower's ability to dispose of such securities, other than in connection with such pledge or exchange, is strictly limited for the protection of the holders of Corporate Loans.

  The shareholders or owners of non-public companies may provide as collateral for Corporate Loans secured guarantees and/or security interests in assets that they own as individuals. These Corporate Loans may be fully secured by the assets of such shareholders or owners, even if they are not otherwise collateralized by any assets of the Borrower.

  If a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Fund's security interest in the Corporate Loan or Corporate Debt Security collateral or subordinate the Fund's rights under the Corporate Loan or Corporate Debt Security to the interests of the Borrower's unsecured creditors. Such an action could be based, for example, on a "fraudulent conveyance" claim to the effect that the Borrower did not receive fair consideration for granting the security interest in the Corporate Loan or Corporate Debt Security collateral to the Fund. For Corporate Loans or Corporate Debt Securities made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the Corporate Loan or Corporate Debt Security were not received or retained by the Borrower, but were instead paid to other persons (such as shareholders of the Borrower) in an amount which left the Borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Fund's security interest in Corporate Loan or Corporate Debt Security collateral. If the Fund's security interest in Corporate Loan or Corporate Debt Security collateral is invalidated or the Corporate Loan or Corporate Debt Security is subordinated to other debt of a Borrower in bankruptcy or other proceedings, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due on the Corporate Loan or Corporate Debt Security.

  INVESTMENTS IN LOWER RATED SECURITIES. The Fund may invest all or substantially all of its assets in Corporate Loans, Corporate Debt Securities or other securities that are rated below investment grade by Moody's, comparably rated by another NRSRO, or, if unrated, determined by the Sub-advisor to be of equivalent quality. Debt rated Baa by Moody's is considered by Moody's to have speculative characteristics. Debt rated Ba or B by Moody's is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. While such lower quality debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. Securities rated Ba and lower are the equivalent of high yield, high risk bonds, commonly known as "junk bonds," and involve a high degree of risk. The Sub-advisor does not expect to invest in any securities rated lower than B at the time of investment. If Corporate Loans or Corporate Debt Securities are downgraded, the Sub-advisor will consider whether it will dispose of such Corporate Loans or Corporate Debt Securities.

  Ratings of debt securities represent the rating agency's opinion regarding their quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Also, rating agencies may fail to make timely changes in credit quality in response to subsequent events, so that an issuer's current financial condition may be better or worse than a rating indicates. See "Appendix A -- Description of Debt Securities Ratings" to the Fund's SAI for a full discussion of Moody's ratings.

  The market values of lower quality debt securities tend to reflect individual developments of the issuer to a greater extent than do higher quality securities, which react primarily to fluctuations in the general level of interest rates. In addition, lower quality debt securities tend to be more sensitive to economic conditions and generally have more volatile prices than higher quality securities. During an economic downturn or a sustained period of rising interest rates, issuers of lower quality debt securities may not have sufficient revenues to meet their interest payment obligations. Specific developments affecting the issuer, such as the issuer's inability to meet specific projected business forecasts or the unavailability of additional financing may adversely affect the issuer's ability to service its debt obligations.

  EFFECT OF INTEREST RATE CHANGES. Generally, changes in interest rates may affect the market value of debt investments, resulting in changes in the net asset value of the shares of funds investing in such investments. Portfolios consisting primarily of floating and variable rate Corporate Loans, Corporate Debt Securities, Unsecured Corporate Loans, Unsecured Corporate Debt Securities, and short-term instruments are expected to experience less significant fluctuations in value as a result of interest rate changes than portfolios of fixed rate obligations. However, prepayments of principal by Borrowers (whether as a result of a decline in interest rates or excess cash flow) may require that the Fund replace its Corporate Loans, Corporate Debt Securities or other investments with lower yielding securities, which may adversely affect the net asset value of the Fund.

  ILLIQUID INVESTMENTS AND REPURCHASE OFFERS. Certain of the Corporate Loans and Corporate Debt Securities in which the Fund may invest are considered illiquid and the Fund may have difficulty disposing of such portfolio securities. The Fund's Board of Trustees may consider the liquidity of the Fund's securities in determining what percentage of the Fund's outstanding Shares each quarterly Repurchase Offer should be made. See "Determination of Net Asset Value" for information with respect to the valuation of illiquid Corporate Loans.


  ANTI-TAKEOVER PROVISIONS. The Fund's Amended and Restated Agreement and Declaration of Trust ("Agreement and Declaration of Trust") include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees. These provisions could have the effect of depriving Shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Fund. See "Description of Shares -- Certain Anti-Takeover Provisions of the Agreement and Declaration of Trust."


  PORTFOLIO MANAGEMENT AND OTHER CONSIDERATIONS. If short-term interest rates or other market conditions change to the point where the Fund's leverage could adversely affect Shareholders, or in anticipation of such changes, the Fund may attempt to shorten the average maturity of its investment portfolio. Shortening the portfolio's average maturity would tend to offset the negative impact of leverage on Shareholders.

  CONCENTRATION. Although the Fund may, consistent with its fundamental restrictions, invest up to 25% of its total assets in the obligations of Borrowers in any single industry, the Sub-advisor has no current intention of investing more than 20% of the Fund's assets in the obligations of Borrowers in any single industry. However, because the Fund regards the issuer of a Corporate Loan as including the Agent Bank and any Intermediate Participant as well as the Borrower, the Fund may be considered to be concentrated in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. As a result, the Fund is subject to certain risks associated with such institutions, including, among other things, changes in governmental regulation, interest rate levels and general economic conditions.

--------------------------------------------------------------------------------

PURCHASE OF SHARES -- MULTIPLE PRICING SYSTEM

  The Fund continuously offers its Shares through securities dealers that have entered into selected dealer agreements with A I M Distributors, Inc. (the "Distributor"). The address of the Distributor is 11 Greenway Plaza, Suite 100, Houston, Texas 77046. The Distributor is a wholly owned subsidiary of AIM, which provides certain administrative services to the Fund. See
"Management -- Investment Management." During any continuous offering, Shares of the Fund may be purchased through such selected dealers.

  The Fund offers its Shares at a price equal to the next determined net asset value per share without a front-end sales charge. As to purchase orders received by securities dealers prior to the close of business on the New York Stock Exchange, Inc. (the "NYSE") (generally, 4:00 p.m., New York time), which includes orders received after the close of business on the previous day, the applicable offering price will be based on the net asset value determined as of the close of business on the NYSE on that day. If the purchase orders are not received by the Distributor prior to the close of business on the NYSE, such orders shall be deemed received on the next business day. Any order may be rejected by the Distributor or the Fund. The Fund or the Distributor may suspend the continuous offering of the Fund's Shares at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time. Neither the Distributor nor the dealers are permitted to withhold placing orders to benefit themselves by a price change. The Distributor is required to advise the Fund promptly of all purchase orders and cause payments for Shares to be delivered promptly to the Fund.

  Due to the administrative complexities associated with a continuous offering, administrative errors may result in the Distributor or an affiliate inadvertently acquiring nominal numbers (in no event in excess of 5%) of Shares which it may wish to resell. Such Shares will not be subject to any investment restriction and may be resold pursuant to this Prospectus.

  The Fund offers two classes of Shares -- Class B and Class C. Each Share class has its own sales charge and expense structure. Determining which Share class is best for you depends in large part on the length of time you intend to hold your investment. Based on your personal situation, your financial advisor can help you decide which class of Shares makes the most sense for you.

  CLASS B SHARES. Purchases of Class B Shares are at the Class B Share's net asset value. Class B Shares have no front-end sales charge, but carry an EWC that is imposed only on Shares sold prior to four years from their date of purchase. The EWC declines each year and eventually disappears after four years. See "Early Withdrawal Charge." Class B Shares also carry a 0.25% annual distribution and service fee.


  The Distributor compensates selected dealers at a rate of 3.0% of amounts of Class B Shares sold. If the Shares remain outstanding after twelve months from the date of their original purchase, the Distributor will additionally compensate such dealers quarterly at an annual rate based on a percentage of the value of such Shares sold by such dealers and remaining outstanding, and based on the number of years the Shares have been outstanding: First year -- 0.00%; Second year -- 0.10%; Third year -- 0.15%; Fourth year -- 0.20%; Fifth and following years -- 0.25%.

  CLASS C SHARES. Purchases of Class C Shares are also at the Class C Share's net asset value. Although Class C Shares have no front-end sales charge, they have an EWC of 1.0% that is applied to Shares that are sold within the first year after they are purchased. The EWC on Class C Shares disappears after one year. Class C Shares also carry a 0.75% annual distribution and service fee (0.25% of which the Distributor has agreed to waive).

  The Distributor compensates selected dealers at a rate of 1.00% of amounts of Class C Shares sold. If the Shares remain outstanding after twelve months from the date of their original purchase, the Distributor will additionally compensate such dealers quarterly at an annual rate of 0.50% of the value of such Shares sold by such dealers and remaining outstanding.

--------------------------------------------------------------------------------

EARLY WITHDRAWAL CHARGE

  As discussed above, an EWC to recover distribution expenses incurred by the Distributor will be charged against the Shareholder's investment account and paid to the Distributor in connection with most Class B Shares held for less than four years, and most Class C Shares held for less than one year, that are accepted by the Fund for repurchase pursuant to a Repurchase Offer. The EWC will be imposed on those Shares accepted for repurchase based on an amount equal to the lesser of the then current net asset value of the Shares or the original purchase price of the Shares being repurchased. Accordingly, the EWC is not imposed on increases in the net asset value above the initial purchase price. In addition, the EWC is not imposed on Shares derived from reinvestment of dividends or capital gains distributions. In determining whether an EWC is payable, it is assumed that the acceptance of an offer to repurchase pursuant to a Repurchase Offer would be made from the Shareholder's earliest purchase of Shares. Thus, in determining whether an EWC is applicable to a repurchase of Shares, the calculation will be determined in the manner that results in the lowest possible amount being charged.

  The chart below indicates the respective EWCs for Class B and Class C Shares.

CLASS B SHARES

                                                                EARLY
HOLDING PERIOD                                                WITHDRAWAL
AFTER PURCHASE                                                  CHARGE
--------------                                                ----------
Through First Year..........................................     3.0%
Through Second Year.........................................     2.5%
Through Third Year..........................................     2.0%
Through Fourth Year.........................................     1.0%
Longer than Four Years......................................     0.0%

CLASS C SHARES

                                                                EARLY
HOLDING PERIOD                                                WITHDRAWAL
AFTER PURCHASE                                                  CHARGE
--------------                                                ----------
Through First Year..........................................     1.0%
Longer than One Year........................................     0.0%

--------------------------------------------------------------------------------

WAIVERS OF EARLY WITHDRAWAL CHARGE

  EWCs will be waived with respect to the following purchasers because there is a reduced sales effort involved in sales to these purchasers:


  - A I M Management Group Inc. ("AIM Management") and its affiliates, or their clients;


  - Any current or retired officer, director or employee (and members of their immediate family) of AIM Management, its affiliates or The AIM Family of Funds--Registered Trademark--, and any foundation, trust or employee benefit plan established exclusively for the benefit of, or by such persons;

  - Any current or retired officer, director, or employee (and members of their immediate family) of PFPC Inc. (formerly First Data Investor Services Group);

  - Purchases through approved fee-based programs; and

  - Employee benefit plans designated as purchasers as defined above, and non-qualified plans offered in conjunction therewith, provided the initial investment in the plan(s) is at least $1 million; the employer-sponsored plan(s) has at least 100 eligible employees; or all plan transactions are executed through a single omnibus account and the financial institution or service organization has entered into the appropriate agreements with the Distributor.

As used above, immediate family includes an individual and his or her spouse or domestic partner, children, parents and parents of spouse or domestic partner.

  EWCs will also not apply to the following:

  - Repurchases following the death or post-purchase disability of (1) any registered shareholders on an account or (2) a settlor of a living trust, of Shares held in the account at the time of death or initial determination of post-purchase disability;

  - Certain distributions from individual retirement accounts, Section 403(b) retirement plans, Section 457 deferred compensation plans and Section 401 qualified plans;

  - Liquidation by the Fund when the account value falls below the minimum required size of $500; and

  - Investment accounts of AIM.

--------------------------------------------------------------------------------

DISTRIBUTION PLANS

  Each Class of Shares is authorized under a distribution plan (collectively, the "Plans") to use the assets attributable to a Class to finance certain activities relating to the distribution of Shares to investors. These include marketing and other activities to support the distribution of the Class B and Class C Shares and Shareholder services provided by selected dealers. The Plans were approved and reviewed in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares.

  Under the Plans, the Fund pays the Distributor monthly distribution and service fees at an annual rate of 0.25% of average daily net assets attributable to Class B Shares and 0.75% of average daily net assets attributable to Class C Shares, respectively. (The Distributor has agreed to waive 0.25% of the Class C distribution and service fee.) The service fee component will not exceed 0.25%, and any amounts not paid as service fees constitute asset-based sales charges.

  Activities that may be financed under the Plans include, but are not limited to: printing of prospectuses and reports for other than existing Shareholders, overhead, preparation and distribution of advertising material and sales literature, expense of organizing and conducting sales seminars, supplemental payments to dealers and other institutions such as asset-based sales charges or as payments of service fees under shareholder service arrangements, and the cost of administering the Plans. These amounts payable by the Fund under the Plans need not be directly related to the expenses actually incurred by AIM Distributors on behalf of the Fund. Thus, even if AIM Distributors' actual expenses exceed the fee payable to AIM Distributors thereunder at any given time, the Fund will not be obligated to pay more than that fee, and if AIM Distributors' expenses are less than the fee it receives, AIM Distributors will retain the full amount of the fee. Payments pursuant to the Plans are subject to any applicable limitations imposed by rules of the National Association of Securities Dealers, Inc.

  Each of the Plans may be terminated at any time by a vote of the majority of those Trustees who are not "interested persons" of the Fund or by a vote of the Shareholders of the majority of the outstanding Shares of applicable Class.

  Under the Plans, certain financial institutions that have entered into service agreements and that sell Shares of the Fund on an agency basis may receive payments from the Fund pursuant to the respective Plans. AIM Distributors does not act as principal, but rather as agent, for the Fund in making such payments. Financial intermediaries and any other person entitled to receive compensation for selling Fund Shares may receive different compensation for selling Shares of one Class over another.

--------------------------------------------------------------------------------

REPURCHASE OFFERS

  As a matter of fundamental policy which cannot be changed without Shareholder approval, the Fund is required in the months of February, May, August, and November to conduct Repurchase Offers in which the Fund will offer to repurchase at least 5% and up to 25% of its Shares. (The Fund may also make a discretionary repurchase offer once every two years but has no current intention to do so.) In each Repurchase Offer, the repurchase price will be the net asset value of the Shares determined not more than 14 days following the repurchase request deadline and payment for all shares repurchased pursuant to these offers will be made not later than 7 days after the repurchase pricing date. Under normal circumstances, it is expected that net asset value of the Shares will be determined on the repurchase request deadline and payment for shares tendered will be made within 3 business days after such deadline. During the period the Repurchase Offer is open, Shareholders may obtain the current net asset value by calling 1-800-959-4246.

  At least 21 days prior to the repurchase request deadline the Fund will mail written notice to each Shareholder setting forth the number of Shares the Fund will repurchase, the repurchase request deadline and other terms of the offer to repurchase, and the procedures for Shareholders to follow to request a repurchase. The repurchase request deadline will be strictly observed. Shareholders and financial intermediaries failing to submit repurchase requests in good order by such deadline will be unable to liquidate shares until a subsequent Repurchase Offer.

  If more Shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated to, increase the number of Shares to be repurchased by 2% of the Fund Shares outstanding; if there are still more Shares tendered than are offered for repurchase, Shares will be repurchased on a pro-rata basis. Thus, in any given Repurchase Offer, Shareholders may be unable to liquidate all or a given percentage of their Shares. Shareholders may withdraw Shares tendered for repurchase at any time prior to the repurchase request deadline.

  Repurchase Offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses being borne by the Fund. The Fund may borrow to meet repurchase obligations, which entails certain risks and costs. See "Special Considerations and Risk Factors -- Effects of Borrowing". The Fund may also sell portfolio securities to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Corporate Loans and Corporate Debt Securities and reduce the Fund's value.

  The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a RIC under the code; (b) for any period during which the exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

  Under the applicable rules governing the Repurchase Offers, the Fund may deduct from a Shareholder's repurchase proceeds a fee of up to 2.00% of such proceeds to offset expenses associated with the Repurchase Offer. Although it has no current intention to do so, the Fund could impose such a repurchase fee. Shareholders will be given notice of any determination by the Fund to impose a repurchase fee in subsequent repurchase offers.

  The Fund's Shares are not listed on any exchange and it is not anticipated that a secondary market will develop. In the absence of a secondary market for the Fund's Shares, the Repurchase Offers will be the only source of liquidity for Fund Shareholders. If a secondary market develops for the Shares of the Fund, the market price of the Shares may vary from net asset value from time to time. Such variance may be affected by, among other factors, relative demand and supply of Shares and the performance of the Fund, especially as it affects the yield on and net asset value of Fund Shares.

--------------------------------------------------------------------------------

MANAGEMENT


  The overall management of the business and affairs of the Fund is vested in the Board of Trustees. The Board of Trustees approves all significant agreements between the Fund and persons or companies furnishing services to the Fund. The day-to-day operations of the Fund are delegated to the officers of the Fund and to AIM, subject always to the objective(s), restrictions and policies of the Fund and to the general supervision of the Board of Trustees. Certain trustees and officers of the Fund are affiliated with AIM and AIM Management, the parent corporation of AIM. All of the Fund's executive officers hold similar offices with some or all of the other AIM Funds.


INVESTMENT MANAGEMENT


  The Master Investment Advisory Agreement between AIM and the Fund provides that, subject to the direction of the Board of Trustees, AIM, located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046, is responsible for the management and administration of the Fund. AIM was organized in 1976 and, along with its subsidiaries, currently advises or manages over 190 investment portfolios encompassing a broad range of investment objectives. Pursuant to the Sub-Advisory Contract, between AIM and INVESCO Senior Secured Management, Inc. (the "Sub-advisor"), AIM has delegated its responsibility for the management of the Fund to the Sub-advisor. The responsibility for making decisions to buy, sell or hold a particular security rests with the Sub-advisor, subject to review by the Board of Trustees and AIM.


  In providing investment management for the Fund, the Sub-advisor will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. The Fund pays AIM a monthly fee at an annual rate of 0.95% of the Fund's average daily net assets (i.e., the average daily value of the total assets of the Fund, minus the sum of accrued liabilities of the Fund). AIM (and not the Fund) pays the Sub-advisor a fee, computed daily and paid monthly, at the rate of 40% of AIM's compensation on the sub-advised assets per year, on or before the last business day of the next succeeding calendar month.


  Pursuant to the Master Investment Advisory Agreement, the Fund paid AIM management fees net of any expense limitations and fee waivers for the fiscal years ended December 31, 2002, 2001 and 2000 in the amounts of $3,249,562, $4,400,420 and $4,722,152, respectively.



  For the fiscal years ended December 31, 2002, 2001 and 2000, AIM waived advisory fees in the amounts of $1,635, $-0- and $-0-, respectively.

  The individual members of the team primarily responsible for the management of the Fund are as follows:



                    NAME                                      BUSINESS EXPERIENCE
                    ----                                      -------------------
Anthony R. Clemente (co-manager).............   Portfolio Manager since February, 1998. Mr.
                                                Clemente is head of the Bank Loan Group and a
                                                senior portfolio manager responsible for bank
                                                loan portfolios at the Sub-advisor. Prior to
                                                1998, Mr. Clemente was a Vice President in the
                                                Fixed Income Department of Merrill Lynch Asset
                                                Management L.P. and assisted in the portfolio
                                                management of Merrill Lynch Senior Floating Rate
                                                Fund, Inc. and Merrill Lynch Prime Rate
                                                Portfolio.
Anne McCarthy (co-manager)...................   Portfolio Manager since January, 2001. Ms.
                                                McCarthy is a portfolio manager responsible for
                                                High Yield loan portfolios at the Sub-advisor.
                                                From 1998 to 2001, Ms. McCarthy was a senior
                                                analyst at INVESCO Senior Secured Management,
                                                Inc. and responsible for High Yield loan
                                                portfolios. From 1997 to 1998, Ms. McCarthy was
                                                a senior analyst at Merrill Lynch Asset
                                                Management, L.P. where she was responsible for
                                                credit analysis of loans, high yield bonds and
                                                distressed securities.



  More information on the Fund's management team may be found on our website (http://www.aiminvestments.com).


  Pursuant to the Sub-Sub-Advisory Agreement between the Sub-advisor and INVESCO Institutional (N.A.), Inc. ("INVESCO Institutional"), formerly known as INVESCO, Inc., the latter acts as the investment sub-sub-advisor of the Fund. INVESCO Institutional, located at 1166 Avenue of the Americas, New York, NY 10036, is the investment sub-sub-advisor with respect to certain of the Fund's assets, as determined by the Sub-advisor (the "Sub-Sub-Advised Assets"). The Sub-Sub-Advised Assets consist of certain of the Fund's cash and cash equivalents and short-term investment grade debt obligations, but may also include other asset classes. With respect to the Sub-Sub-Advised Assets, INVESCO Institutional has responsibility for making decisions to buy, sell or hold a particular security, subject to review by the Board of Trustees and AIM. In providing investment sub-sub-advisory services for the Fund, INVESCO Institutional will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. The Sub-advisor (and not the Fund) pays INVESCO Institutional a fee, computed daily and paid monthly, at the rate of 40% of the Sub-advisor's compensation on the sub-sub-advised assets per year, on or before the last business day of the next succeeding calendar month.


  Richard J. King will provide day-to-day management of the cash and near cash assets of the Sub-Sub-Advised Assets of the Fund. Mr. King is the Portfolio Manager and has been responsible for the Sub-Sub-Advised Assets of the Fund since 2003. He has been associated with INVESCO Institutional and/or its affiliates since 2000. Prior to 2000, he was employed at Criterion Investment Management where he served as Chairman of the Core Sector Group from 1997 to 2000.



  The Sub-advisor is an indirect wholly-owned subsidiary of AMVESCAP plc. As of December 31, 2002, the Sub-advisor had assets under management totaling approximately $5 billion. INVESCO Institutional is also a subsidiary of AMVESCAP plc. The U.S. offices of the Sub-advisor and INVESCO Institutional are located at 1166 Avenue of the Americas, New York, New York 10036.



  AIM, the Sub-advisor and INVESCO Institutional and their worldwide asset management affiliates provide investment management and/or administrative services to institutional, corporate and individual clients around the world. AIM, the Sub-advisor and INVESCO Institutional are each indirect wholly owned subsidiaries of AMVESCAP plc. AMVESCAP plc and its subsidiaries are an independent global investment management group.


  In addition to the investment resources of their Houston, San Francisco and New York offices, AIM, the Sub-advisor and INVESCO Institutional draw upon the expertise, personnel, data and systems of other offices, including investment offices in Atlanta, Boston, Dallas, Denver, Louisville, Miami, Portland (Oregon), Frankfurt, Hong Kong, London, Singapore, Sydney, Tokyo and Toronto. In managing the Fund, the Sub-advisor employs a team approach, taking advantage of its investment resources around the world.

  If the Fund engages in securities lending, AIM will provide the Fund with investment advisory services and related administrative services. The Master Investment Advisory Agreement describes the administrative services to be rendered by AIM if the Fund engages in securities lending activities, as well as the compensation AIM may receive for such administrative services. Services to be provided include: (a) overseeing participation in the securities lending program to ensure compliance with all applicable regulatory and investment guidelines; (b) assisting the securities lending agent or principal (the agent) in determining which specific securities are available for loan; (c) monitoring the agent to ensure that securities loans are affected in accordance with AIM's instructions and with procedures adopted by the Board; (d) preparing appropriate periodic reports for, and seeking appropriate approvals from, the Board with respect to securities lending activities; (e) responding to agent inquiries; and
(f) performing such other duties as may be necessary.

  AIM's compensation for advisory services rendered in connection with securities lending is included in the advisory fee schedule. As compensation for the related administrative services AIM will provide, a lending Fund will pay AIM a fee equal to 25% of the net monthly interest or fee income retained or paid to the Fund from such activities. AIM currently intends to waive such fee, and has agreed to seek Board approval prior to its receipt of all or a portion of such fee.

  Unless earlier terminated as described below, the Fund's Master Investment Advisory Agreement, the Fund's Sub-Advisory Agreement, and the Fund's Sub-Sub-Advisory Agreement remain in effect from year to year if approved annually (a) by the Board of Trustees of the Fund or by a majority of the outstanding Shares of the Fund, and (b) by a majority of the Trustees who are not parties to such contract or interested persons (as defined in the 1940 Act) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days' written notice at the option of either party thereto or by the vote of the Fund.



  AIM and the Fund have entered into a Master Administrative Services Agreement ("Administrative Services Agreement") pursuant to which AIM may perform or arrange for the provision of certain accounting and other administrative services to the Fund which are not required to be performed by AIM under the Master Investment Advisory Agreement. The Administrative Services Agreement provides that it will remain in effect and continue from year to year only if such continuance is specifically approved at least annually by the Fund's Board of Trustees, including the independent trustees, by votes cast in person at a meeting called for such purpose. Under the Administrative Services Agreement, AIM is entitled to receive from the Fund reimbursement of its costs or such reasonable compensation as may be approved by the Board of Trustees. Currently, AIM is reimbursed for the services of the Fund's principal financial officer and her staff, and any expenses related to fund accounting services. For administrative services during the fiscal years ended December 31, 2002, 2001, and 2000, the Fund paid AIM $78,446, $102,640 and $104,640 respectively.



--------------------------------------------------------------------------------


FUND TRANSACTIONS

  Subject to policies established by the Fund's Board of Trustees, the Sub-advisor is responsible for the execution of the Fund's transactions and the selection of brokers and dealers who execute such transactions on behalf of the Fund. In executing transactions for the Fund, the Sub-advisor seeks the best net results for the Fund, taking into account such factors as the price (including the applicable brokerage commission or dealer spread), size of the order, difficulty of execution and operational facilities of the firm involved. Although the Sub-advisor generally seeks reasonable competitive commission rates and spreads, payment of the lowest commission or spread is not necessarily consistent with the best net results. The Fund has no obligation to deal with any broker or dealer or group of brokers in the execution of portfolio transactions.

  Consistent with the interests of the Fund, the Sub-advisor may select brokers to execute the Fund's portfolio transactions on the basis of the research and brokerage services they provide to the Sub-advisor for its use in managing the Fund and its other advisory accounts. Such services may include furnishing analyses, reports and information concerning issuers, industries, securities, geographic regions, economic factors and trends, portfolio strategy, and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). Research and brokerage services received from such brokers are in addition to, and not in lieu of, the services required to be performed by the Sub-advisor under the Sub-Advisory Contract (defined above). A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Sub-advisor determines in good faith that such commission is reasonable in terms either of that particular transaction or the overall responsibility of the Sub-advisor to the Fund and its other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits received by the Fund over the long term.

  Investment decisions for the Fund and for other investment accounts managed or sub-advised by the Sub-advisor are made independently of each other in light of differing conditions. However, the same investment decision occasionally may be made for two or more of such accounts including the Fund. In such cases, purchases or sales are allocated as to price or amount in a manner deemed fair and equitable to all accounts involved. While in some cases this practice could have a detrimental effect upon the price or value of the security as far as the Fund is concerned, in other cases the Sub-advisor believes that coordination and the ability to participate in volume transactions will be beneficial to the Fund.

  The Fund engages in trading when the Sub-advisor has concluded that the sale of a security owned by the Fund and/or the purchase of another security can enhance principal and/or increase income. A security may be sold to avoid any prospective decline in market value, or a security may be purchased in anticipation of a market rise. Consistent with the Fund's investment objective, a security also may be sold and a comparable security purchased coincidentally in order to take advantage of what is believed to be a disparity in the normal yield and price relationship between the two securities.

  The Fund's portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Sub-advisor deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever the Sub-advisor believes it is appropriate to do so, without regard to the length of time a particular security may have been held. A 100% portfolio turnover rate would occur if the lesser of the value of purchases or sales of the Fund's securities for a year (excluding purchases of U.S. Treasury and other securities with a maturity at the date of purchase of one year or less) were equal to 100% of the average monthly value of the securities, excluding short-term investments, held by the Fund during such year. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the Fund will bear directly.

--------------------------------------------------------------------------------

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Fund distributes substantially all of its net investment income. Dividends from the Fund's net investment income are declared daily and paid monthly to Shareholders. Substantially all of the Fund's net realized capital gains, if any, are distributed at least annually to Shareholders. Shares accrue dividends as long as they are outstanding (i.e., from the settlement date of a purchase order to the settlement date of a Repurchase Offer).

  Under the 1940 Act, the Fund is not permitted to incur indebtedness unless immediately after such incurrence it has an asset coverage of at least 300% of the aggregate outstanding principal balance of the indebtedness. Additionally, under the 1940 Act, the Fund may not declare any dividend or other distribution on any Class of Shares or purchase any Shares unless it has, at the time of the declaration of any such distribution or at the time of any such purchase, asset coverage of at least 300% of the aggregate indebtedness after deducting the amount of such distribution, or purchase price, as the case may be. This latter limitation could under certain circumstances impair the Fund's ability to maintain its qualification for taxation as a RIC. See "Special Considerations and Risk Factors -- Effects of Borrowing" and "Taxes."

  Dividends and other distributions to Shareholders may be automatically reinvested in Shares pursuant to the Fund's Dividend Plan. See "Dividend Reinvestment Plan." Dividends and other distributions will be taxable to Shareholders whether they are reinvested in Shares or received in cash. See "Taxes."

--------------------------------------------------------------------------------

TAXES

TAXATION OF THE FUND

  The Fund intends to continue to qualify for the special tax treatment afforded RICs under Subchapter M of the Code. In each taxable year that it so qualifies, the Fund (but not its Shareholders) will be relieved of federal income tax on that part of its investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss) that it distributes to Shareholders. If the Fund failed to qualify for treatment as a RIC for any taxable year, (a) it would be taxed as an ordinary corporation on the full amount of its taxable income for that year without being able to deduct the distributions it makes to Shareholders and (b) the Shareholders would treat all those distributions, including distributions of net capital gain, as dividends (that is, ordinary income) to the extent of the Fund's earnings and profits. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying for RIC treatment.


  To qualify for treatment as a RIC, the Fund must distribute to its Shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net investment income, net short-term capital gain, and net gain from certain foreign currency transactions) and must meet several additional requirements. Among these requirements are the following: (1) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of securities or foreign currencies, or other income derived with respect to its business of investing in securities or those currencies; and (2) at the close of each quarter of the Fund's taxable year, (i) at least 50% of the value of its total assets must be represented by cash and cash items, U.S. Government securities, securities of other regulated investment companies, and other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of the Fund's total assets and that does not represent more than 10% of the issuer's outstanding voting securities, and (ii) not more than 25% of the value of its total assets may be invested in securities (other than U.S. Government securities or the securities of other regulated investment companies) of any one issuer.


  The Fund will be subject to a nondeductible 4% excise tax to the extent it fails to distribute by the end of any calendar year at least 98% of its ordinary income for the calendar year and capital gain net income for the one-year period ending on October 31 of that year, plus certain other amounts.

  Interest received by the Fund, and gains realized thereby, may be subject to income, withholding, or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield and/or total return on its securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes, however, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors.

  Gains or losses (1) from the disposition of foreign currencies, (2) on the disposition of a debt security denominated in a foreign currency that are attributable to fluctuations in the value of that currency between the dates of acquisition and disposition of the security, and (3) that are attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or expenses or other liabilities denominated in a foreign currency and the time it actually collects the receivables or pays the liabilities, generally are treated as ordinary income or loss. These gains or losses, referred to under the Code as "section 988" gains or losses, will increase or decrease the amount of investment company taxable income available to the Fund for distribution to Shareholders as ordinary income, rather than affecting the amount of its net capital gain.

  The federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received under such arrangements as ordinary income and to amortize payments under certain circumstances. The Fund will limit its activity in this regard in order to maintain its qualification as a RIC.

TAXATION OF THE SHAREHOLDERS

  Dividends paid by the Fund from its investment company taxable income, whether received in cash or reinvested in Shares pursuant to the Dividend Plan, are taxable to the Shareholders as ordinary income to the extent of its earnings and profits. (Any distributions in excess of the Fund's earnings and profits first will reduce the adjusted tax basis of a Shareholder's Shares and, after that basis is reduced to zero, will constitute capital gains to the Shareholder, assuming the Shares are held as capital assets.) Dividends from the Fund are subject to federal income tax and, as such, will generally not be an adjustment in the calculation of alternative minimum tax. Distributions, if any, from the Fund's net capital gain, when designated as such, are taxable to the Shareholders as long-term capital gains, regardless of the length of time they have owned their Shares and whether they receive them in cash or reinvest them in Shares pursuant to the Dividend Plan. A noncorporate taxpayer's net capital gain is taxed at a maximum rate of 20% (10% for taxpayers in the 15% marginal tax bracket). Following the end of each calendar year, the Fund notifies the Shareholders of the amounts of any dividends and capital gain distributions paid (or deemed paid) by the Fund during that year.

  If Shares are sold at a loss after being held for six months or less, the loss will be treated as long-term, instead of short-term, capital loss to the extent of any capital gain distributions received on those Shares. Distributions by the Fund generally will not be eligible for the dividends-received deduction allowed to corporations. Dividends and other distributions declared by the Fund in, and payable to Shareholders of record as of a date in, October, November, or December of any year will be deemed to have been paid by the Fund and received by the Shareholders on December 31 of that year if the distributions are paid by the Fund during the following January. Accordingly, those distributions will be taxed to Shareholders for the year in which that December 31 falls.


  For the 2003 calendar year, the Fund must withhold 30% from dividends, capital gain distributions, and proceeds from sales of Shares pursuant to a Repurchase Offer, if any, payable to any individuals and certain other noncorporate Shareholders who have not furnished to the Fund a correct taxpayer identification number ("TIN") or a properly completed claim for exemption on Form W-8 or W-9 ("backup withholding"); however, the backup withholding rate decreases, in phases, to 28% for distributions made in the year 2006 and thereafter. Withholding at these rates also is required from dividends and capital gain distributions payable to such Shareholders who otherwise are subject to backup withholding. When establishing an account, an investor must certify under penalty of perjury that the investor's TIN is correct and that the investor is not otherwise subject to backup withholding.


  A loss realized on a sale or exchange of Shares will be disallowed if other Shares are acquired (whether through the reinvestment of distributions under the Dividend Plan or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the Shares are disposed of. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

  Dividends paid by the Fund to a Shareholder who, as to the United States, is a nonresident alien individual or nonresident alien fiduciary of a trust or estate, foreign corporation, or foreign partnership ("foreign Shareholder") will be subject to U.S. withholding tax (at a rate of 30% or lower treaty rate). Withholding will not apply if a dividend paid by the Fund to a foreign Shareholder is "effectively connected with the conduct of a U.S. trade or business," in which case the reporting and withholding requirements applicable to domestic Shareholders will apply. Distributions of net capital gain generally are not subject to that withholding tax, except in the case of a foreign Shareholder who is a nonresident alien individual physically present in the United States for more than 182 days during the taxable year and with respect to whom the distributions are "effectively connected." Foreign Shareholders are urged to consult their own tax advisers concerning the applicability of this withholding tax.

REPURCHASE OFFERS

  A Shareholder who, pursuant to any Repurchase Offer, tenders all Shares owned by such Shareholder, and any Shares considered owned thereby under attribution rules contained in the Code, will realize a taxable gain or loss depending on such Shareholder's basis for the Shares. Such gain or loss will be treated as capital gain or loss if the Shares are held as capital assets and will be long-term or short-term depending on the Shareholder's holding period for the Shares; capital gain on Shares held by a noncorporate Shareholder for more than one year will be subject to federal income tax at the rates indicated above.

  Different tax consequences may apply to tendering and non-tendering Shareholders in connection with a Repurchase Offer, and these consequences will be disclosed in the related offering documents. For example, if a tendering Shareholder tenders less than all Shares owned by or attributed to such Shareholder, and if the payment to such Shareholder does not otherwise qualify as a sale or exchange, the proceeds received will be treated as a taxable dividend, a return of capital, or capital gain depending on the Fund's earnings and profits and the Shareholder's basis for the tendered Shares. Also, there is a risk that non-tendering Shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part. Shareholders may wish to consult their tax advisers prior to tendering.

                                   * * * * *

  The foregoing is a general and abbreviated summary of certain federal tax considerations affecting the Fund and the Shareholders. For further information, reference should be made to the pertinent Code sections and the regulations thereunder, which are subject to change by legislative, judicial, or administrative action either prospectively or retroactively. Investors are urged to consult their tax advisers regarding specific questions as to federal, state, local, or foreign taxes. Foreign investors should consider applicable foreign taxes in their evaluation of an investment in the Fund.

--------------------------------------------------------------------------------

DIVIDEND REINVESTMENT PLAN

  Pursuant to the Dividend Plan, each Shareholder will be deemed to have elected to have all dividends and other distributions, net of any applicable withholding taxes, automatically reinvested in additional Shares, newly issued by the Fund, unless A I M Fund Services, Inc., the Fund's transfer agent, as the Dividend Plan Agent (the "Dividend Plan Agent"), is otherwise instructed by the Shareholder in writing. Such dividends and other distributions will be reinvested in Shares at the net asset value per Share next determined on their payable date. Each Class B or Class C Shareholder may also elect to have all dividends and/or other distributions automatically reinvested in Class B shares or Class C shares, respectively, of mutual funds distributed by AIM Distributors (collectively, the "AIM Funds"). The prospectus of each AIM Fund describes its investment objectives and policies. Shareholders can obtain, without charge, a prospectus for any AIM Fund by calling (800)347-4246 and should consider these objectives and policies before requesting this option.

  Automatic reinvestment in shares of an AIM Fund are made at net asset value without imposition of a sales charge. Reinvestments in an AIM Fund may only be directed to an account with the identical shareholder registration and account number. These elections may be changed by a Shareholder at any time; to be effective with respect to a distribution, the Shareholder or the Shareholder's broker must contact the Dividend Plan Agent by mail or telephone at least 15 business days prior to the payment date.

  Shareholders who do not participate in the Dividend Plan will receive all dividends and other distributions in cash, net of any applicable withholding taxes, paid in U.S. dollars by check mailed directly to the Shareholder by A I M Fund Services, Inc., as dividend-paying agent. Shareholders who do not wish to have dividends and other distributions automatically reinvested should notify the Dividend Plan Agent at P.O. Box 4739, Houston, TX 77210-4739. Dividends and other distributions with respect to Shares registered in the name of a broker-dealer or other nominee (i.e., in "street name") will be reinvested under the Dividend Plan unless such service is not provided by the broker-dealer or nominee or the Shareholder elects to receive dividends and other distributions in cash. A Shareholder whose Shares are held by a broker-dealer or nominee that does not provide a dividend reinvestment service may be required to have his Shares registered in his own name to participate in the Dividend Plan.

  There will be no charge to participants for reinvesting dividends or other distributions. The Dividend Plan Agent's fees for the handling of reinvestment of distributions will be paid by the Fund.

  All registered holders of Shares (other than brokers and nominees) will be mailed information regarding the Dividend Plan, including a form with which they may elect to terminate participation in the Dividend Plan and receive further dividends and other distributions in cash. An election to terminate participation in the Dividend Plan must be made in writing to the Dividend Plan Agent and should include the Shareholder's name and address as they appear on the Share certificate. An election to terminate, until it is changed, will be deemed to be an election by a Shareholder to take all subsequent distributions in cash. An election will be effective only for distributions declared and having a record date at least ten days after the date on which the election is received.

  The receipt of dividends and other distributions in Shares under the Dividend Plan will not relieve participants of any income tax that may be payable, or tax that may be withheld, on such distributions. See "Taxes."

  Experience under the Dividend Plan may indicate that changes in the Dividend Plan are desirable. Accordingly, the Fund and the Dividend Plan Agent reserve the right to terminate the Dividend Plan as applied to any dividend or other distribution paid subsequent to notice of the termination sent to the participants in the Dividend Plan at least 30 days before the record date for the distribution. The Dividend Plan also may be amended by the Fund or the Dividend Plan Agent, but (except when necessary or appropriate to comply with applicable law, rules or policies of a regulatory authority) only by at least 30 days' written notice to participants in the Dividend Plan. All correspondence concerning the Dividend Plan, including requests for additional information about the Dividend Plan, should be directed to the Dividend Plan Agent, P.O. Box 4739, Houston, TX 77210-4739.

--------------------------------------------------------------------------------


SYSTEMATIC PURCHASE PLAN



  Investors may purchase Shares through the Systematic Purchase Plan. Under the Systematic Purchase Plan, an amount specified by the Shareholder of $50 or more (or $25 for Individual Retirement Accounts, Code Section 403(b)(7) custodial accounts and other tax-qualified employer-sponsored retirement accounts) on a monthly or quarterly basis will be sent to A I M Fund Services, Inc. from the investor's bank for investment in the Fund. Participants in the Systematic Purchase Plan should not elect to receive dividends or other distributions from the Fund in cash. Investors should contact their brokers or A I M Fund Services, Inc. for more information.

--------------------------------------------------------------------------------

EXCHANGE PRIVILEGE

  Shareholders of the Fund whose Shares are repurchased during a Repurchase Offer may exchange those Shares at net asset value for shares of the same Class of AIM Funds that are subject to a contingent deferred sales charge. Fund Shareholders will not be able to participate in this exchange privilege at any time other than in connection with a Repurchase Offer. No EWC will be imposed on Shareholders choosing to exchange their Fund Shares for shares of any such AIM Fund; however, the exchanging Shareholders will be subject to a contingent deferred sales charge on any such AIM Fund equivalent to the EWC on Shares of the Fund. Thus, shares of such AIM Fund may be subject to a contingent deferred sales charge upon a subsequent redemption from the AIM Fund. The purchase of shares of such AIM Fund will be deemed to have occurred at the time of the initial purchase of the Fund's Shares. Holders of shares of other AIM Funds will not be permitted to exchange those shares for Shares of the Fund.

  The prospectus for each AIM Fund describes its investment objectives and policies. Shareholders can obtain, without charge, a prospectus by calling (800) 347-4246 and should consider these objectives and policies carefully before requesting an exchange. Each exchange must involve proceeds from Shares of the Fund that have a net asset value of at least $500. An exchange is a taxable event and may result in a taxable gain or loss. See "Taxes -- Tender Offers."

--------------------------------------------------------------------------------

DETERMINATION OF NET ASSET VALUE

  The Fund's net asset value per Share is determined Monday through Friday as of the close of the customary trading session of the NYSE (generally, 4:00 p.m., Eastern time), on each day during which the NYSE is open. The NYSE is not open on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. For purposes of determining the net asset value of a Share, the Fund's uninvested assets plus the value of its securities and any cash or other assets (including interest accumulated but not yet received) allocated to each Class minus all liabilities (including accrued expenses) of the Fund allocated to each Class is divided by the total number of each Class' Shares outstanding at such time. Expenses, including the fees payable to the Sub-advisor, are accrued daily.

  The Sub-advisor, under the supervision of the Advisor, values the Corporate Loans and Corporate Debt Securities in accordance with guidelines adopted and periodically reviewed by the Fund's Board of Trustees. Under the Fund's current guidelines, Corporate Loans and Corporate Debt Securities for which an active secondary market exists to a reliable degree in the opinion of the Sub-advisor and for which the Sub-advisor can obtain one or more quotations from banks or dealers in Corporate Loans and Corporate Debt Securities will be valued by the Sub-advisor utilizing daily bid quotes. With respect to illiquid securities, i.e., Corporate Loans and Corporate Debt Securities for which an active secondary market does not exist to a reliable degree in the opinion of the Sub-advisor, and with respect to securities whose bid quotes the Sub-advisor believes do not accurately reflect fair value, such Corporate Loans and Corporate Debt Securities will be valued by the Sub-advisor at fair value, as determined in good faith by or under the supervision of the Board of Trustees pursuant to procedures specifically authorized by the Board of Trustees, and which is intended to approximate market value. The Sub-advisor believes that Intermediate Participants selling Corporate Loans or otherwise involved in a Corporate Loan transaction may tend, in valuing Corporate Loans for their own accounts, to be less sensitive to interest rate and credit quality changes and, accordingly, the Sub-advisor may not rely solely on such valuations in valuing the Corporate Loans for the Fund's account.

--------------------------------------------------------------------------------

DESCRIPTION OF SHARES

  Pursuant to the Fund's Agreement and Declaration of Trust, the Fund may issue an unlimited number of Shares. The Fund currently offers Class B and Class C Shares. Each Share of the Fund has a par value of $0.01 per Share, represents an equal proportionate interest in the Fund with other Shares of the Fund, and is entitled to such dividends and distributions out of the income earned and gain realized on the assets belonging to the Fund as may be declared by the Board of Trustees. Each Share of the Fund is equal in earnings, assets and voting privileges except that each Class normally has exclusive voting rights with respect to its distribution plan and bears the expenses, if any, related to the distribution of its Shares. Shares of the Fund, when issued, are fully paid and nonassessable.

  On any matter submitted to a vote of Shareholders, Shares of the Fund will be voted by the Fund's Shareholders individually when the matter affects the interests of the Fund as a whole, such as approval of its investment management arrangements. In addition, Shares of a particular Class of the Fund may vote on matters affecting only that Class.

  Normally there will be no annual meeting of Shareholders in any year, except as required under the 1940 Act. Shares of the Fund do not have cumulative voting rights, which means that the Shareholders of a majority of the Shares voting for the election of Trustees can elect all the Trustees. A Trustee may be removed at any meeting of the Shareholders of the Fund by a vote of the Shareholders owning at least two-thirds of the outstanding Shares. Any Trustee may call a special meeting of Shareholders for any purpose.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE AGREEMENT AND DECLARATION OF TRUST


  The Fund presently has provisions in its Agreement and Declaration of Trust that have the effect of limiting (i) the ability of other entities or persons to acquire control of the Fund, (ii) the Fund's freedom to engage in certain transactions, and (iii) the ability of the Fund's Trustees or Shareholders to amend certain provisions of the Agreement and Declaration of Trust. These provisions of the Agreement and Declaration of Trust may be regarded as "anti-takeover" provisions. Under the Fund's Agreement and Declaration of Trust, the affirmative vote of the holders of at least 66 2/3% (which is higher than that required under Delaware law or the 1940 Act) of the outstanding Shares of the Fund is required generally to authorize certain extraordinary transactions, including but not limited to certain mergers and consolidations of the Fund, issuances of securities of the Fund to principal shareholders of the Fund, and the sale, lease or exchange of substantially all of the assets of the Fund.


Such vote would not be required with respect to any of the foregoing transactions, however, when, under certain conditions, the Board of Trustees approves the transaction. Reference is made to the Agreement and Declaration of Trust of the Fund, on file with the SEC, for the full text of these provisions.

  The provisions of the Agreement and Declaration of Trust described above and the Fund's rights and obligations to make Repurchase Offers for its Shares could have the effect of depriving Shareholders of opportunities to sell their Shares at a premium over net asset value by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's management, investment objectives and policies. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interest of the Fund and its Shareholders.

OUTSTANDING SECURITIES


  As of April 21, 2003, the outstanding securities of each class of the Fund were as follows:



                                                   (4)
                               (3)          AMOUNT OUTSTANDING
  (1)         (2)        AMOUNT HELD BY        EXCLUSIVE OF
TITLE OF    AMOUNT      REGISTRANT OR FOR      AMOUNT SHOWN
 CLASS    AUTHORIZED       ITS ACCOUNT          UNDER (3)
--------  -----------   -----------------   ------------------
   B      130,000,000      80,008,300           49,991,700
   C       30,000,000       7,137,726           22,862,274


--------------------------------------------------------------------------------

PERFORMANCE INFORMATION

  From time to time the Fund may include its distribution rate and/or total return for various specified time periods in advertisements or information furnished to present or prospective Shareholders.

  The distribution rate of the Fund refers to the income generated by an investment in the Fund over a stated period. The distribution rate is calculated by annualizing the Fund's distributions per Share during such period and dividing the annualized distribution by the Fund's maximum offering price per Share on the last day of such period.

  The Fund also may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the redeemable value of such investment at the end of the period.

  The calculation of distribution rate and total return does not reflect the imposition of any EWCs or the amount of any Shareholder's tax liability.

  Distribution rate and total return figures are based on the Fund's historical performance and are not intended to indicate future performance. The Fund's distribution rate is expected to fluctuate, and its total return will vary depending on market conditions, the Corporate Loans, Corporate Debt Securities and other securities comprising the Fund's investments, the Fund's operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

  On occasion, the Fund may compare its yield to (1) LIBOR, quoted daily in The Wall Street Journal, (2) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks,
(3) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (4) the average yield reported by the Bank Rate Monitor National Index(TM) for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas,
(5) yield data published by Lipper Analytical Services, Inc., or (6) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. As with yield quotations, yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

ORGANIZATION OF THE FUND


  The Fund is a continuously offered, non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on December 6, 1999. The Fund has registered under the 1940 Act. The Fund's principal office is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173, and its telephone number is 1-800-347-4246.



  On March 31, 2000, the Fund acquired the assets and assumed the liabilities of GT Global Floating Rate Fund, Inc. (d/b/a AIM Floating Rate Fund), a Maryland corporation (the "Old Fund"). Pursuant to an Agreement and Plan of Conversion and Liquidation, the Old Fund changed its place and form of organization from a Maryland corporation to a Delaware statutory trust through a reorganization into the Fund.


SHAREHOLDER LIABILITY

  Under Delaware law, the Fund's Shareholders enjoy the same limitations extended to shareholders of private, for-profit corporations. There is a remote possibility, however, that under certain circumstances Shareholders of the Fund may be held personally liable for the Fund's obligations. However, the Fund's Agreement and Declaration of Trust disclaims Shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or a Trustee. If a Shareholder is held personally liable for the obligations of the Fund, the Agreement and Declaration of Trust provides that the Shareholder shall be entitled out of the assets of the Fund (or allocable to the applicable Class), to be held harmless from and indemnified against all loss and expense arising from such liability in accordance with the Fund's Bylaws and applicable law. Thus, the risk of a Shareholder incurring financial loss on account of such liability is limited to circumstances in which the Fund itself would be unable to meet its obligations and where the other party was held not to be bound by the disclaimer.

FURTHER INFORMATION

  Further information concerning the Shares and the Fund may be found in the Fund's Statement of Additional Information and the rest of the Registration Statement, on file with the SEC.
--------------------------------------------------------------------------------

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


                                                              PAGE
                                                              ----
TRUSTEES AND EXECUTIVE OFFICERS.............................    1
  Trustee Ownership of Fund Shares..........................    5
  Factors Considered in Approving the Investment Advisory
     Agreement..............................................    6
  Compensation..............................................    6
  Retirement Plan For Trustees..............................    7
  Deferred Compensation Agreements..........................    8
  Control Persons and Principal Holders of Securities.......    8
OTHER INFORMATION...........................................    8
  Custodian, Transfer and Dividend Disbursing Agent and
     Registrar..............................................    8
  Code of Ethics............................................    9
  Legal Matters.............................................    9
  Independent Accountants...................................    9
APPENDIX A -- DESCRIPTION OF DEBT SECURITIES RATINGS........  A-1
FINANCIAL STATEMENTS........................................   FS

Your goals. Our solutions.   [AIM INVESTMENTS LOGO APPEARS HERE]
    --Servicemark--                  --Servicemark--    THE AIM FAMILY OF FUNDS
                                                        --Registered Trademark--




Investment Manager
A I M Advisors, Inc.
11 Greenway Plaza, Suite 100
Houston, TX 77046

Sub-Advisor
INVESCO Senior Secured Management, Inc.
1166 Avenue of the Americas
New York, NY 10036

Sub-Sub-Advisor
INVESCO Institutional (N.A.), Inc.
1166 Avenue of the Americas
New York, NY 10036

Principal Underwriter
A I M Distributors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX 77046


Transfer Agent and Dividend Disbursing Agent

A I M Fund Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Custodian
State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110

Independent Accountants
PricewaterhouseCoopers LLP

1201 Louisiana Street, Suite 2900

Houston, TX 77002

For more complete information about funds in The AIM Family of Funds--Registered Trademark--, including charges and expenses, please call your financial consultant and request a free prospectus. Please read the prospectus carefully before you invest or send money.
FLR-PRO-1

                                  STATEMENT OF
                             ADDITIONAL INFORMATION

                             AIM FLOATING RATE FUND
                                11 GREENWAY PLAZA
                                    SUITE 100
                            HOUSTON, TEXAS 77046-1173
                                 (713) 626-1919


                                 _____________



THIS STATEMENT OF ADDITIONAL INFORMATION RELATES TO THE CLASS B AND CLASS C SHARES OF AIM FLOATING RATE FUND. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS, AND IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR AIM FLOATING RATE FUND. YOU MAY OBTAIN A COPY OF THE PROSPECTUS FOR AIM FLOATING RATE FUND FROM AN AUTHORIZED DEALER OR BY WRITING TO:

                            A I M FUND SERVICES, INC.
                                  P.O. BOX 4739
                            HOUSTON, TEXAS 77210-4739
                          OR BY CALLING (800) 347-4246


                                 _____________



THIS STATEMENT OF ADDITIONAL INFORMATION, DATED MAY 1, 2003, RELATES TO THE FOLLOWING PROSPECTUS:



       FUND                                        DATED
----------------------                          -----------
AIM FLOATING RATE FUND                          MAY 1, 2003

                             AIM FLOATING RATE FUND
                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
TRUSTEES AND EXECUTIVE OFFICERS.............................................  1
     Trustee Ownership of Fund Shares.......................................  5
     Factors Considered in Approving the Investment Advisory Agreement......  6
     Compensation...........................................................  6
     Retirement Plan For Trustees...........................................  7
     Deferred Compensation Agreements.......................................  8
     Control Persons and Principal Holders of Securities....................  8

OTHER INFORMATION...........................................................  8
     Custodian, Transfer and Dividend Disbursing Agent and Registrar........  8
     Code of Ethics.........................................................  9
     Legal Matters..........................................................  9
     Independent Accountants................................................  9

APPENDIX A - DESCRIPTION OF DEBT SECURITIES RATINGS......................... A-1

FINANCIAL STATEMENTS........................................................ FS

                         TRUSTEES AND EXECUTIVE OFFICERS

         The trustees and executive officers of AIM Floating Rate Fund (the "Fund"), their principal occupations during the last five years and certain other information concerning them are set forth below.


                              As of January 1, 2003
--------------------------------------------------------------------------------
The address of each trustee and officer is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. Each trustee oversees 190 portfolios in the AIM Funds complex. Column two below includes length of time served with predecessor entities, if any.
--------------------------------------------------------------------------------


                                   TRUSTEE
                                   AND/OR                                                               OTHER
    NAME, YEAR OF BIRTH AND        OFFICER                                                         DIRECTORSHIP(S)
POSITION(s) HELD WITH THE TRUST     SINCE      PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS         HELD BY TRUSTEE
-------------------------------   ---------    -------------------------------------------         ---------------
INTERESTED PERSONS

Robert H. Graham(1) - 1946          1992       Director and Chairman, A I M Management Group       None
Trustee, Chairman and President                Inc. (financial services holding company); and
                                               Director and Vice Chairman, AMVESCAP PLC
                                               (parent of AIM and a global investment
                                               management firm)

                                               Formerly:  President and Chief Executive
                                               Officer, A I M Management Group Inc.; Director,
                                               Chairman and President, A I M Advisors, Inc.
                                               (registered investment advisor); and Director
                                               and Chairman, A I M Capital Management, Inc.
                                               (registered investment advisor), A I M
                                               Distributors, Inc. (registered broker dealer),
                                               A I M Fund Services, Inc., (registered transfer
                                               agent), and Fund Management Company (registered
                                               broker dealer)


Mark H. Williamson(2) - 1951        2003       Director, President and Chief Executive             Director, Chairman,
Trustee and Executive Vice                     Officer, A I M Management Group Inc. (financial     President and Chief
President                                      services holding company); Director, Chairman       Executive Officer,
                                               and President, A I M Advisors, Inc. (registered     INVESCO Bond Funds,
                                               investment advisor); Director, A I M Capital        Inc., INVESCO
                                               Management, Inc. (registered investment             Combination Stock &
                                               advisor) and A I M Distributors, Inc.               Bond Funds, Inc.,
                                               (registered broker dealer), Director and            INVESCO Counselor
                                               Chairman, A I M Fund Services, Inc. (registered     Series Funds, Inc.,
                                               transfer agent), and Fund Management Company        INVESCO Global &
                                               (registered broker dealer); and Chief Executive     International Funds,
                                               Officer, AMVESCAP PLC - AIM Division (parent of     Inc., INVESCO
                                               AIM and a global investment management firm)        Manager Series
                                                                                                   Funds, Inc., INVESCO
                                               Formerly:  Director, Chairman and Chief             Money Market Funds,
                                               Executive Officer, INVESCO Funds Group, Inc.;       Inc., INVESCO Sector
                                               and Chief Executive Officer, AMVESCAP PLC -         Funds, Inc., INVESCO
                                               Managed Products                                    Stock Funds, Inc.,
                                                                                                   INVESCO Treasurer's
                                                                                                   Series Funds, Inc.
                                                                                                   and INVESCO Variable
                                                                                                   Investment Funds,
                                                                                                   Inc.

------------
(1) Mr. Graham is considered an interested person of the Trust because he is a director of AMVESCAP PLC, parent of the advisor to the Trust.

(2) Mr. Williamson is considered an interested person of the Trust because he is an officer and a director of the advisor to, and a director of the principal underwriter of, the Trust. Mr. Williamson became Executive Vice President of the Trust on March 4, 2003.

                                   TRUSTEE
                                   AND/OR                                                               OTHER
    NAME, YEAR OF BIRTH AND        OFFICER                                                         DIRECTORSHIP(S)
POSITION(s) HELD WITH THE TRUST     SINCE      PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS         HELD BY TRUSTEE
-------------------------------   ---------    -------------------------------------------         ---------------
INDEPENDENT TRUSTEES

Frank S. Bayley - 1939              2001       Of Counsel, law firm of Baker & McKenzie            Badgley Funds, Inc.
Trustee                                                                                            (registered
                                                                                                   investment company)


Bruce L. Crockett - 1944            1987       Chairman, Crockett Technology Associates            ACE Limited
Trustee                                        (technology consulting company)                     (insurance
                                                                                                   company); and
                                                                                                   Captaris, Inc.
                                                                                                   (unified messaging
                                                                                                   provider)


Albert R. Dowden - 1941             2000       Director, Magellan Insurance Company; Member of     Cortland Trust,
Trustee                                        Advisory Board of Rotary Power International        Inc. (registered
                                               (designer, manufacturer, and seller of rotary       investment company)
                                               power engines); and Director, The Boss Group
                                               (private equity group)

                                               Formerly:  Director, President and Chief
                                               Executive Officer, Volvo Group North America,
                                               Inc.; Senior Vice President, AB Volvo; and
                                               director of various affiliated Volvo companies


Edward K. Dunn, Jr. - 1935          1998       Formerly:  Chairman, Mercantile Mortgage Corp.;     None
Trustee                                        President and  Chief Operating Officer,
                                               Mercantile-Safe Deposit & Trust Co.; and
                                               President, Mercantile Bankshares Corp.


Jack M. Fields - 1952               1997       Chief Executive Officer, Twenty First Century       Administaff
Trustee                                        Group, Inc. (government affairs company) and
                                               Texana Timber LP


Carl Frischling - 1937              1993       Partner, law firm of Kramer Levin Naftalis and      Cortland Trust, Inc.
Trustee                                        Frankel LLP                                         (registered
                                                                                                   investment company)

                                   TRUSTEE
                                   AND/OR                                                               OTHER
    NAME, YEAR OF BIRTH AND        OFFICER                                                         DIRECTORSHIP(S)
POSITION(S) HELD WITH THE TRUST     SINCE      PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS         HELD BY TRUSTEE
-------------------------------   ---------    -------------------------------------------         ---------------
Prema Mathai-Davis - 1950           1998       Formerly:  Chief Executive Officer, YWCA of the     None
Trustee                                        USA


Lewis F. Pennock - 1942             1992       Partner, law firm of Pennock & Cooper               None
Trustee


Ruth H. Quigley - 1935              2001       Retired                                             None
Trustee


Louis S. Sklar - 1939               1993       Executive Vice President, Hines (real estate        None
Trustee                                        development company)


OTHER OFFICERS

Gary T. Crum(3) - 1947              1992       Director, Chairman and Director of Investments,     N/A
Senior Vice President                          A I M Capital Management, Inc.; Director and
                                               Executive Vice President, A I M Management
                                               Group Inc.; Director and Senior Vice President,
                                               A I M Advisors, Inc.; and Director, A I M
                                               Distributors, Inc. and AMVESCAP PLC

                                               Formerly:  Chief Executive Officer and
                                               President, A I M Capital Management, Inc.


Robert G. Alley - 1948              1992       Managing Director and Chief Fixed Income            N/A
Vice President                                 Officer, A I M Capital Management, Inc.; and
                                               Vice President, A I M Advisors, Inc.


Stuart W. Coco - 1955               1992       Managing Director and Chief Research Officer -      N/A
Vice President                                 Fixed Income, A I M Capital Management, Inc.;
                                               and Vice President, A I M Advisors, Inc.


Melville B. Cox - 1943              1992       Vice President and Chief Compliance Officer,        N/A
Vice President                                 A I M Advisors, Inc. and A I M Capital
                                               Management, Inc.; and Vice President, A I M
                                               Fund Services, Inc.


Karen Dunn Kelley - 1960            1992       Managing Director and Chief Cash Management         N/A
Vice President                                 Officer, A I M Capital Management, Inc.;
                                               Director and President, Fund Management
                                               Company; and Vice President, A I M Advisors,
                                               Inc.

------------

(3)  Information is current as of January 10, 2003.

                                   TRUSTEE
                                   AND/OR                                                               OTHER
    NAME, YEAR OF BIRTH AND        OFFICER                                                         DIRECTORSHIP(S)
POSITION(S) HELD WITH THE TRUST     SINCE      PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS         HELD BY TRUSTEE
-------------------------------   ---------    -------------------------------------------         ---------------
Edgar M. Larsen(3) - 1940           1999       Vice President, A I M Advisors, Inc.; and           N/A
Vice President                                 President, Chief Executive Officer and Chief
                                               Investment Officer, A I M Capital Management,
                                               Inc.


Dana R. Sutton - 1959               1992       Vice President and Fund Treasurer, A I M            N/A
Vice President and                             Advisors, Inc.
Treasurer


Nancy L. Martin(4) - 1957           2003       Vice President, A I M Advisors, Inc.; and Vice      N/A
Secretary                                      President and General Counsel, A I M Capital
                                               Management, Inc.


         The standing committees of the Board of Trustees are the Audit Committee, the Investments Committee, the Valuation Committee and the Committee on Directors/Trustees.


         The members of the Audit Committee are Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden (Vice Chair), Edward K. Dunn, Jr. (Chair), Jack M. Fields, Lewis F. Pennock and Louis S. Sklar, Dr. Prema Mathai-Davis and Miss Ruth H. Quigley. The Audit Committee is responsible for: (i) the appointment, compensation and oversight of any independent auditors employed by each Fund (including resolution of disagreements between Fund management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; (ii) overseeing the financial reporting process of each Fund; (iii) monitoring the process and the resulting financial statements prepared by Fund management to promote accuracy of financial reporting and asset valuation; and (iv) pre-approving permissible non-audit services that are provided to each Fund by its independent auditors. During the fiscal year ended December 31, 2002, the Audit Committee held six meetings.



         The members of the Investments Committee are Messrs. Bayley, Crockett, Dowden, Dunn, Fields, Carl Frischling, Pennock and Sklar (Chair), Dr. Mathai-Davis (Vice Chair) and Miss Quigley. The Investments Committee is responsible for: (i) overseeing AIM's investment-related compliance systems and procedures to ensure their continued adequacy; and (ii) considering and acting, on an interim basis between meetings of the full Board, on investment-related matters requiring Board consideration, including dividends and distributions, brokerage policies and pricing matters. During the fiscal year ended December 31, 2002, the Investments Committee held four meetings.



         The members of the Valuation Committee are Messrs. Dunn and Pennock (Chair), and Miss Quigley (Vice Chair). The Valuation Committee is responsible for: (i) periodically reviewing AIM's Procedures for Valuing Securities ("Procedures"), and making any recommendations to AIM with respect thereto; (ii) reviewing proposed changes to the Procedures recommended by AIM from time to time; (iii) periodically reviewing information provided by AIM regarding industry developments in connection with valuation; (iv) periodically reviewing information from AIM regarding fair value and liquidity determinations made pursuant to the Procedures, and making recommendations to the full Board in connection therewith (whether such information is provided only to the Committee or to the Committee and the full Board simultaneously); and (v) if requested by AIM, assisting AIM's internal valuation committee and/or the full Board in resolving particular valuation anomalies. During the fiscal year ended December 31, 2002, the Valuation Committee held one meeting.

------------

(3)  Information is current as of January 10, 2003.


(4)  Ms. Martin became Secretary of the Trust on April 1, 2003.

         The members of the Committee on Directors/Trustees are Messrs. Bayley, Crockett (Chair), Dowden, Dunn, Fields (Vice Chair), Pennock and Sklar, Dr. Mathai-Davis and Miss Quigley. The Committee on Directors/Trustees is responsible for: (i) nominating persons who are not interested persons of the Fund for election or appointment: (a) as additions to the Board, (b) to fill vacancies which, from time to time, may occur in the Board and (c) for election by shareholders of the Fund at meetings called for the election of trustees;
(ii) nominating persons who are not interested persons of the Fund for selection as, members of each committee of the Board, including without limitation, the Audit Committee, the Committee on Directors/Trustees, the Investments Committee and the Valuation Committee, and to nominate persons for selection as chair and vice chair of each such committee; (iii) reviewing from time to time the compensation payable to the independent trustees and making recommendations to the Board regarding compensation; (iv) reviewing and evaluating from time to time the functioning of the Board and the various committees of the Board; (v) selecting independent legal counsel to the independent trustees and approving the compensation paid to independent legal counsel; and (vi) approving the compensation paid to independent counsel and other advisers, if any , to the Audit Committee of the Fund. During the fiscal year ended December 31, 2002, the Committee on Directors/Trustees held five meetings.


         The Committee on Directors/Trustees will consider nominees recommended by a shareholder to serve as trustees, provided: (i) that such person is a shareholder of record at the time he or she submits such names and is entitled to vote at the meeting of shareholders at which trustees will be elected; and
(ii) that the Committee on Directors/Trustees or the Board, as applicable, shall make the final determination of persons to be nominated.


TRUSTEE OWNERSHIP OF FUND SHARES


         The dollar range of equity securities beneficially owned by each trustee (i) in the Fund and (ii) on an aggregate basis, in all registered investment companies overseen by the trustee within the AIM Funds complex is set forth below.



            TRUSTEE OWNERSHIP OF FUND SHARES AS OF DECEMBER 31, 2002



                                                AGGREGATE DOLLAR RANGE OF EQUITY
                                                  SECURITIES IN ALL REGISTERED
                                                INVESTMENT COMPANIES OVERSEEN BY
                         DOLLAR RANGE OF          TRUSTEE IN THE AIM FAMILY OF
NAME OF TRUSTEE         EQUITY SECURITIES        FUNDS--Registered Trademark--
---------------         -----------------       --------------------------------
INTERESTED PERSON
Robert H. Graham              -0-                        Over $100,000
Mark H. Williamson            -0-                      $10,001 - $50,000

INDEPENDENT TRUSTEE
Frank S. Bayley               -0-                      $10,001 - $50,000
Bruce L. Crockett             -0-                         $1 - $10,000
Albert R. Dowden              -0-                      $50,000 - $100,000
Edward K. Dunn, Jr.           -0-                       Over $100,000(1)
Jack M. Fields                -0-                       Over $100,000(1)
Carl Frischling               -0-                       Over $100,000(1)
Prema Mathai-Davis            -0-                       Over $100,000(1)
Lewis F. Pennock              -0-                      $50,000 - $100,000
Ruth H. Quigley               -0-                         $1 -$10,000
Louis S. Sklar                -0-                       Over $100,000(1)

------------

(1) Includes the total amount of compensation deferred by the trustee at his or her election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the AIM Funds.

FACTORS CONSIDERED IN APPROVING THE INVESTMENT ADVISORY AGREEMENT


         The advisory agreement with AIM was approved for the Fund by the Fund's Board at a meeting held on June 12, 2002. In evaluating the fairness and reasonableness of the advisory agreement, the Board considered a variety of factors for the Fund, including: the requirements of the Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of the Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; the expenses borne by the Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to the Fund, including soft dollar arrangements, and the extent to which the Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between the Fund and AIM.

         In considering the above factors, the Board also took into account the fact that uninvested cash and cash collateral from securities lending arrangements (collectively, "cash balances") of the Fund may be invested in money market funds advised by AIM pursuant to the terms of an exemptive order. The Board found that the Fund may realize certain benefits upon investing cash balances in AIM advised money market funds, including a higher net return, increased liquidity, increased diversification or decreased transaction costs. The Board also found that the Fund will not receive reduced services if it invests its cash balances in such money market funds. The Board further determined that the proposed securities lending program and related procedures with respect to the Fund is in the best interests of the Fund and its shareholders. The Board therefore concluded that the investment of cash collateral received in connection with the securities lending program in the money market funds according to the procedures is in the best interests of the Fund and its respective shareholders.

         After consideration of these factors, the Board found that: (i) the services provided to the Fund and its shareholders were adequate; (ii) the agreements were fair and reasonable under the circumstances; and (iii) the fees payable under the agreements would have been obtained through arm's length negotiations. The Board therefore concluded that the Fund's advisory agreement was in the best interests of the Fund and its shareholders and continued the agreement for an additional year.

COMPENSATION

         Each trustee who is not affiliated with AIM is compensated for his or her services according to a fee schedule which recognizes the fact that such trustee also serves as a director or trustee of other AIM Funds. Each such trustee receives a fee, allocated among the AIM Funds for which he or she serves as a director or trustee, which consists of an annual retainer component and a meeting fee component.


         Set forth below is information regarding compensation paid or accrued for each trustee of the Fund who was not affiliated with AIM during the year ended December 31, 2002:

                                               RETIREMENT                             TOTAL
                            AGGREGATE           BENEFITS       ESTIMATED ANNUAL    COMPENSATION
                        COMPENSATION FROM    ACCRUED BY ALL      BENEFITS UPON       FROM ALL
      TRUSTEE              THE TRUST(1)       AIM FUNDS(2)       RETIREMENT(3)     AIM FUNDS(4)
-------------------     -----------------    --------------    ----------------    ------------
Frank S. Bayley               $1,047            $142,800           $90,000           $150,000
Bruce L. Crockett              1,040              50,132            90,000            149,000
Albert R. Dowden               1,047              57,955            90,000            150,000
Edward K. Dunn, Jr.            1,040              94,149            90,000            149,000
Jack M. Fields                 1,047              29,153            90,000            153,000
Carl Frischling(5)             1,047              74,511            90,000            150,000
Prema Mathai-Davis             1,047              33,931            90,000            150,000
Lewis F. Pennock               1,076              54,802            90,000            154,000
Ruth H. Quigley                1,047             142,502            90,000            153,000
Louis S. Sklar                 1,069              78,500            90,000            153,000

------------

(1) The total amount of compensation deferred by all trustees of the Fund during the fiscal year ended December 31, 2002, including earnings, was $4,475.


(2) During the fiscal year ended December 31, 2002, the total amount of expenses allocated to the Fund in respect of such retirement benefits was $2,118.


(3) Amounts shown assume each trustee serves until his or her normal retirement date.


(4) All trustees currently serve as directors or trustees of seventeen registered investment companies advised by AIM.


(5) During the fiscal year ended December 31, 2002, the Fund paid $3,285 in legal fees to Kramer Levin Naftalis & Frankel LLP for services rendered by such firm as counsel to the independent trustees of the Fund. Mr. Frischling is a partner of such firm.


RETIREMENT PLAN FOR TRUSTEES

         The trustees have adopted a retirement plan for the trustees of the Fund who are not affiliated with AIM. The retirement plan includes a retirement policy as well as retirement benefits for the non-AIM-affiliated trustees.

         The retirement policy permits each non-AIM-affiliated trustee to serve until December 31 of the year in which the trustee turns 72. A majority of the trustees may extend from time to time the retirement date of a trustee.

         Annual retirement benefits are available to each non-AIM-affiliated trustee of the Fund and/or the other AIM Funds (each, a "Covered Fund") who has at least five years of credited service as a trustee (including service to a predecessor fund) for a Covered Fund. The retirement benefits will equal 75% of the trustee's annual retainer paid or accrued by any Covered Fund to such trustee during the twelve-month period prior to retirement, including the amount of any retainer deferred under a separate deferred compensation agreement between the Covered Fund and the trustee. The annual retirement benefits are payable in quarterly installments for a number of years equal to the lesser of
(i) ten or (ii) the number of such trustee's credited years of service. A death benefit is also available under the plan that provides a surviving spouse with a quarterly installment of 50% of a deceased trustee's retirement benefits for the same length of time that the trustee would have received based on his or her service. A trustee must have attained the age of 65 (55 in the event of death or disability) to receive any retirement benefit.

DEFERRED COMPENSATION AGREEMENTS

         Messrs. Dunn, Fields, Frischling and Sklar and Dr. Mathai-Davis (for purposes of this paragraph only, the "Deferring Trustees") have each executed a Deferred Compensation Agreement (collectively, the "Compensation Agreements"). Pursuant to the Compensation Agreements, the Deferring Trustees have the option to elect to defer receipt of up to 100% of their compensation payable by the Fund, and such amounts are placed into a deferral account. Currently, the Deferring Trustees have the option to select various AIM Funds in which all or part of their deferral accounts shall be deemed to be invested. Distributions from the Deferring Trustees' deferral accounts will be paid in cash, generally in equal quarterly installments over a period of up to ten (10) years (depending on the Compensation Agreement) beginning on the date selected under the Compensation Agreement. The Fund's Board of Trustees, in its sole discretion, may accelerate or extend the distribution of such deferral accounts after the Deferring Trustee's retirement benefits commence under the Plan. The Board, in its sole discretion, also may accelerate or extend the distribution of such deferral accounts after the Deferring Trustee's termination of service as a trustee of the Fund. If a Deferring Trustee dies prior to the distribution of amounts in his or her deferral account, the balance of the deferral account will be distributed to his or her designated beneficiary. The Compensation Agreements are not funded and, with respect to the payments of amounts held in the deferral accounts, the Deferring Trustees have the status of unsecured creditors of the Trust and of each other AIM Fund from which they are deferring compensation.


CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES



         To the best knowledge of the Fund, there are no holders of 5% or more of the outstanding shares of the Fund. Additionally, there are no shareholders of the Fund who own beneficially, 25% or more of the outstanding securities of the Fund. A shareholder who owns beneficially 25% or more of the outstanding shares of the Fund is presumed to "control" the Fund.



         As of April 4, 2003, the trustees and officers and their families as a group owned less than 1% of the outstanding shares of the Fund. The Fund requires no employees since AIM, the Sub-advisor and other third party service providers perform substantially all of the services necessary for the Fund's operations.







                                OTHER INFORMATION

CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

         State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, will serve as custodian of the Fund's assets held in the United States. The custodian is authorized to establish separate accounts in foreign countries and to cause foreign securities owned by the Fund to be held outside the United States in branches of U.S. banks and, to the extent permitted by applicable regulations, in certain foreign banks and securities depositories. AIM is responsible for selecting eligible foreign securities depositories; the custodian is responsible for monitoring eligible foreign securities depositories.

         Under its contract with the Fund the custodian maintains the portfolio securities of the Fund, administers the purchases and sales of portfolio securities, collects interest and dividends and other distributions made on the securities held by the Fund and performs other ministerial duties. These services do not include any supervisory function over management or provide any protection against any possible depreciation of assets.

         A I M Fund Services, Inc. (the "Transfer Agent"), 11 Greenway Plaza, Suite 100, Houston, Texas 77046, a registered transfer agent and wholly owned subsidiary of AIM, will serve as the Fund's transfer and dividend disbursing agent and registrar. The Transfer Agency and Service Agreement between the Fund and the Transfer Agent provides that the Transfer Agent will perform certain shareholder services for the Fund. The Transfer Agency and Service Agreement provides that the Transfer Agent will receive a per account fee plus out-of-pocket expenses to process orders for purchases, redemptions and exchange of shares; prepare and transmit payments for dividends and distributions declared by the Fund;

maintain shareholder accounts and provide shareholders with information regarding the Fund and their accounts. The Transfer Agent may impose certain copying charges for requests for copies of shareholder account statements and other historical account information older than the current year and the immediately preceding year.


         The Fund pays the custodian and the Transfer Agent such compensation as may be agreed upon from time to time.


CODE OF ETHICS

         AIM, AIM Distributors, INVESCO Senior Secured Management, Inc. ("Sub-Advisor"), INVESCO Institutional (N.A.), Inc. ("Sub-Sub-Advisor") and the Fund have each adopted a Code of Ethics which requires investment personnel and certain other employees to (a) pre-clear all personal securities transactions subject to the applicable Code of Ethics; (b) file reports regarding such transactions; (c) refrain from personally engaging in (i) short-term trading of a security, (ii) transactions involving a security within seven days of an AIM Fund transaction involving the same security (subject to a de minimis exception), and (iii) transactions involving securities being considered for investment by an AIM Fund (subject to the de minimis exception); and (d) abide by certain other provisions of the applicable Code of Ethics. The de minimis exception under the applicable Code of Ethics covers situations where there is no material conflict of interest because of the large market capitalization of a security and the relatively small number of shares involved in a personal transaction. The AIM Code of Ethics also generally prohibits AIM employees from purchasing securities in initial public offerings. Personal trading reports are periodically reviewed by AIM, and the Board of Trustees reviews quarterly all annual reports (which summarize any significant violations of the applicable Code of Ethics). Sanctions for violating the applicable Code of Ethics may include censure, monetary penalties, suspension or termination of employment. You can review and obtain copies of these Codes of Ethics at the SEC's Public Reference Room in Washington, DC; on the EDGAR database on the SEC's Internet website (http://www.sec.gov); or, after paying a duplication fee, by sending a letter to the SEC's Public Reference Section, Washington, DC 20549-0102 or by sending an electronic mail request to publicinfo@sec.gov. Please call the SEC at 1-202-942-8090 for information about the Public Reference Room.


LEGAL MATTERS


         Legal matters for the Fund have been passed upon by Ballard Spahr Andrews and Ingersoll, LLP, 1735 Market Street, Philadelphia, Pennsylvania 19103-7599.



INDEPENDENT ACCOUNTANTS

         The Fund's independent accountants are PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, Texas 77002. PricewaterhouseCoopers LLP will conduct an annual audit of the Fund, assist in the preparation of the Fund's federal and state income tax returns and consult with the Fund as to matters of accounting, regulatory filings, and federal and state income taxation.

                                   APPENDIX A



                           RATINGS OF DEBT SECURITIES



         The following is a description of the factors underlying the debt ratings of Moody's, S&P and Fitch:




                              MOODY'S BOND RATINGS



         Moody's describes its ratings for corporate bonds as follows:



         Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.



         Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. These are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.



         A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.



         Baa: Bonds which are rated Baa are considered as medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.



         Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.



         B: Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.



         Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.



         Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.



         C: Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.



         Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.




                         MOODY'S MUNICIPAL BOND RATINGS



         Aaa: Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.



         Aa: Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.



         A: Bonds rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.



         Baa: Bonds rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.



         Ba: Bonds rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.



         B: Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.



         Caa: Bonds rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.



         Ca: Bonds rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.



         C: Bonds rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.



         Note: Bonds in the Aa group which Moody's believes possess the strongest investment attributes are designated by the symbol Aa1.



         Note: Also, Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa to B. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic category.

                              MOODY'S DUAL RATINGS



         In the case of securities with a demand feature, two ratings are assigned: one representing an evaluation of the degree of risk associated with scheduled principal and interest payments, and the other representing an evaluation of the degree of risk associated with the demand feature.




                         MOODY'S SHORT-TERM LOAN RATINGS



         Moody's ratings for state and municipal short-term obligations will be designated Moody's Investment Grade or (MIG). Such ratings recognize the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.



         A short-term rating may also be assigned on an issue having a demand feature variable rate demand obligation (VRDO). Such ratings will be designated as VMIG or, if the demand feature is not rated, as NR. Short-term ratings on issues with demand features are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met.



         A VMIG rating may also be assigned to commercial paper programs. Such programs are characterized as having variable short-term maturities but having neither a variable rate nor demand feature.



         Moody's short-term ratings are designated Moody's Investment Grade as MIG 1 or VMIG 1 through MIG 4 or VMIG 4.



         Gradations of investment quality are indicated by rating symbols, with each symbol representing a group in which the quality characteristics are broadly the same.



MIG 1/VMIG 1: This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.



MIG 2/VMIG 2: This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.



MIG 3/VMIG 3: This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.



MIG 4/VMIG 4: This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.




                        MOODY'S COMMERCIAL PAPER RATINGS



         Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months.



PRIME-1: Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.



PRIME-2: Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.



PRIME-3: Issuers rated Prime-3 (or related supported institutions) have an acceptable capacity for repayment of short-term promissory obligations. The effects of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.



NOT PRIME: Issuers rated Not Prime do not fall within any of the Prime rating categories.



         Note: A Moody's commercial paper rating may also be assigned as an evaluation of the demand feature of a short-term or long-term security with a put option.



                                S&P BOND RATINGS



         S&P describes its ratings for corporate bonds as follows:



AAA: Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.



AA:   Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.



A:    Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.



BBB: Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.



BB-B-CCC-CC-C: Debt rated BB, B, CCC, CC and C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the lowest degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or large exposure to adverse conditions.




                           S&P Municipal Bond Ratings



         An S&P municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.



         The ratings are based, in varying degrees, on the following considerations: likelihood of default - capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

                                      AAA



         Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.




                                       AA



         Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.



         Note: Ratings within the AA and A major rating categories may be modified by the addition of a plus (+) sign or minus (-) sign to show relative standing.




                                S&P DUAL RATINGS



         S&P assigns "dual" ratings to all debt issues that have a put option or demand feature as part of their structure.



         The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term debt rating symbols are used for bonds to denote the long-term maturity and the commercial paper rating symbols for the put option (for example, AAA/A-1+). With short-term demand debt, the note rating symbols are used with the commercial paper rating symbols (for example, SP-1+/A-1+).




                           S&P MUNICIPAL NOTE RATINGS



         An S&P note rating reflects the liquidity factors and market-access risks unique to notes. Notes maturing in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment: amortization schedule (the larger the final maturity relative to other maturities, the more likely the issue will be treated as a note); and source of payment (the more the issue depends on the market for its refinancing, the more likely it is to be treated as a note).



         Note rating symbols and definitions are as follows:



SP-1: Strong capacity to pay principal and interest. Issues determined to possess very strong characteristics are given a plus (+) designation.



SP-2: Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.



SP-3:  Speculative capacity to pay principal and interest.




                          S&P COMMERCIAL PAPER RATINGS



         An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days.



         Rating categories are as follows:



A-1: This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2: Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1.



A-3: Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.



B:    Issues with this rating are regarded as having only speculative capacity for timely payment.



C:    This rating is assigned to short-term debt obligations with a doubtful capacity for payment.



D:    Debt with this rating is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless it is believed that such payments will be made during such grace period.




                       FITCH INVESTMENT GRADE BOND RATINGS



         Fitch investment grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue in a timely manner.



         The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer's future financial strength and credit quality.



         Fitch ratings do not reflect any credit enhancement that may be provided by insurance policies or financial guaranties unless otherwise indicated.



         Bonds carrying the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.



         Fitch ratings are not recommendations to buy, sell or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature of taxability of payments made in respect of any security.



         Fitch ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch believes to be reliable. Fitch does not audit or verify the truth or accuracy of such information. Ratings may be changed, suspended, or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.



AAA: Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.



AA:   Bonds considered to be investment grade and of very high credit quality.
The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+."



A:    Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.



BBB: Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.



PLUS (+) MINUS (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the "AAA" category.



NR:   Indicates that Fitch does not rate the specific issue.



CONDITIONAL: A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.



SUSPENDED: A rating is suspended when Fitch deems the amount of information available from the issuer to be inadequate for rating purposes.



WITHDRAWN: A rating will be withdrawn when an issue matures or is called or refinanced, and, at Fitch's discretion, when an issuer fails to furnish proper and timely information.



FITCHALERT: Ratings are placed on FitchAlert to notify investors of an occurrence that is likely to result in a rating change and the likely direction of such change. These are designated as "Positive," indicating a potential upgrade, "Negative," for potential downgrade, or "Evolving," where ratings may be raised or lowered. FitchAlert is relatively short-term, and should be resolved within 12 months.




                                 RATINGS OUTLOOK



         An outlook is used to describe the most likely direction of any rating change over the intermediate term. It is described as "Positive" or "Negative." The absence of a designation indicates a stable outlook.




                      FITCH SPECULATIVE GRADE BOND RATINGS



         Fitch speculative grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The ratings ("BB" to "C") represent Fitch's assessment of the likelihood of timely payment of principal and interest in accordance with the terms of obligation for bond issues not in default. For defaulted bonds, the rating ("DDD" to "D") is an assessment of the ultimate recovery value through reorganization of liquidation.



         The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer or possible recovery value in bankruptcy, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer's future financial strength.



         Bonds that have the same rating are of similar but not necessarily identical credit quality since rating categories cannot fully reflect the differences in degrees of credit risk.



BB:   Bonds are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified, which could assist the obligor in satisfying its debt service requirements.



B:    Bonds are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.



CCC: Bonds have certain identifiable characteristics that, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

CC:   Bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.



C:    Bonds are in imminent default in payment of interest or principal.



DDD, DD, AND D: Bonds are in default on interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. "DDD" represents the highest potential for recovery on these bonds, and "D" represents the lowest potential for recovery.



PLUS (+) MINUS (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the "DDD," "DD," or "D" categories.




                            FITCH SHORT-TERM RATINGS



         Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.



         The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.



         Fitch short-term ratings are as follows:



F-1+: Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.



F-1: Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated "F-1+."



F-2: Good Credit Quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as for issues assigned "F-1+" and "F-1" ratings.



F-3: Fair Credit Quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate, however, near-term adverse changes could cause these securities to be rated below investment grade.



F-S: Weak Credit Quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.



D:    Default. Issues assigned this rating are in actual or imminent payment default.



         LOC: The symbol LOC indicates that the rating is based on a letter of credit issued by a commercial bank.

                              FINANCIAL STATEMENTS





























                                       FS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees and Shareholders of AIM Floating Rate Fund:



In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations, of changes in net assets and of cash flows and the financial highlights present fairly, in all material respects, the financial position of the AIM Floating Rate Fund (the "Fund") at December 31, 2002, and the results of its operations, the changes in its net assets, its cash flows and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian and intermediate participants, provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
February 21, 2003

FINANCIALS

SCHEDULE OF INVESTMENTS

December 31, 2002


                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================
TOTAL SENIOR SECURED FLOATING RATE
  INTERESTS-97.50%(b)(c)

ADVERTISING-1.70%

Bell ActiMedia, Inc.
  Term Loan C due 11/26/10                       Ba3         $1,750,000   $  1,758,020
--------------------------------------------------------------------------------------
Big Flower Holdings Co.
  Term Loan B due 12/07/08                       B1           1,640,890      1,599,868
--------------------------------------------------------------------------------------
Lamar Advertising Co., Inc.
  Term Loan C due 02/01/07                       Ba2          1,500,000      1,502,813
======================================================================================
                                                                             4,860,701
======================================================================================

AEROSPACE & DEFENSE-2.67%

Alliant Techsystems Inc.
  Term Loan C due 04/20/09                       Ba2            783,887        785,846
--------------------------------------------------------------------------------------
DRS Technologies, Inc.
  Term Loan due 09/30/08                         Ba3            740,631        743,409
--------------------------------------------------------------------------------------
Integrated Defense Technologies, Inc.
  Term Loan B due 03/04/08                       Ba3            860,175        860,175
--------------------------------------------------------------------------------------
SC International Services, Inc.
  Term Loan due 03/01/07                         Ba1            992,164        808,614
--------------------------------------------------------------------------------------
Titan Corp. (The)
  Term Loan B due 06/30/09                       Ba3          1,690,752      1,684,412
--------------------------------------------------------------------------------------
TransDigm, Inc.
  Term Loan B due 05/15/06                       B1             221,699        222,946
--------------------------------------------------------------------------------------
  Term Loan C due 05/15/07                       B1             574,559        577,791
--------------------------------------------------------------------------------------
United Defense Industries, Inc.
  Term Loan B due 08/13/09                       Ba3            987,969        987,969
--------------------------------------------------------------------------------------
Veridian Corp.
  Term Loan due 06/30/08                         Ba3            990,010        991,248
======================================================================================
                                                                             7,662,410
======================================================================================

AIR FREIGHT & LOGISTICS-0.41%

Evergreen International Aviation, Inc.
  Term Loan B due 03/28/03                       Ba2            283,327        245,786
--------------------------------------------------------------------------------------
  Term Loan B-1 due 03/28/03                     Ba2            686,696        595,709
--------------------------------------------------------------------------------------
Gemini Air Cargo, Inc.
  Term Loan A due 08/12/05(d)                    B1             857,305        342,922
======================================================================================
                                                                             1,184,417
======================================================================================

APPAREL, ACCESSORIES & LUXURY GOODS-2.14%

Galey & Lord, Inc.
  Term Loan B due 04/01/05                      Caa2          1,178,152        898,341
--------------------------------------------------------------------------------------
  Term Loan C due 04/01/06                      Caa2            835,765        637,271
--------------------------------------------------------------------------------------
Glenoit Corp.
  Term Loan due 06/30/04(e)                     Caa1          2,380,046      2,094,440
--------------------------------------------------------------------------------------

                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================

APPAREL, ACCESSORIES & LUXURY GOODS-(CONTINUED)

Levi Strauss & Co.
  Credit Linked Notes due 08/29/03               B1          $2,500,000   $  2,500,000
======================================================================================
                                                                             6,130,052
======================================================================================

AUTO PARTS & EQUIPMENT-2.74%

American Axle & Manufacturing Inc.
  Term Loan B due 04/30/06                       Ba1          1,488,637      1,481,194
--------------------------------------------------------------------------------------
Collins & Aikman Corp.
  Term Loan B due 12/31/05                       Ba3            978,703        976,664
--------------------------------------------------------------------------------------
GenCorp. Inc.
  Term Loan B due 03/28/07                       Ba2          1,496,250      1,490,639
--------------------------------------------------------------------------------------
Mark IV Industries (Dayco Products)
  Term Loan B due 05/31/07                       Ba3          1,000,000        989,167
--------------------------------------------------------------------------------------
Metaldyne Co. LLC (MascoTech)
  Term Loan D due 12/31/09                       B1             998,750        981,272
--------------------------------------------------------------------------------------
Stoneridge, Inc.
  Term Loan due 04/30/08                         Ba3            615,625        615,625
--------------------------------------------------------------------------------------
Tenneco Automotive Inc.
  Term Loan B due 09/30/07                       B2             726,882        654,194
--------------------------------------------------------------------------------------
  Term Loan C due 03/31/08                       B2             726,882        654,194
======================================================================================
                                                                             7,842,949
======================================================================================

BROADCASTING & CABLE TV-7.88%

Adelphia (Olympus Cable Holding)
  Communications Corp.
  Term Loan B due 09/30/10                       B2           3,000,000      2,435,001
--------------------------------------------------------------------------------------
Adelphia Communications Corp.
  DIP Term Loan B due 08/12/04                   Ba2          1,500,000      1,496,249
--------------------------------------------------------------------------------------
Charter Communications, Inc.
  Term Loan B due 03/18/08                       B1           2,967,525      2,542,181
--------------------------------------------------------------------------------------
Citadel Communications Corp.
  Term Loan B due 07/01/09                       Ba3          1,500,000      1,506,875
--------------------------------------------------------------------------------------
ComCorp Broadcasting, Inc.
  Term Loan A2 due 06/30/07                      --           1,554,372      1,352,304
--------------------------------------------------------------------------------------
Cumulus Media Inc.
  Term Loan B due 03/28/10                       Ba3            500,000        502,500
--------------------------------------------------------------------------------------
Emmis Communications Corp.
  Term Loan B due 08/31/09                       Ba2          1,542,678      1,545,571
--------------------------------------------------------------------------------------
Gray Television, Inc.
  Term Loan B due 12/31/10                       Ba3          1,000,000      1,003,750
--------------------------------------------------------------------------------------
Hughes Electronics Corp.
  Term Loan due 08/31/03                         Ba3          1,042,115      1,039,185
--------------------------------------------------------------------------------------
Insight Communications Co., Inc.
  Term Loan B due 01/31/10                       Ba3          2,000,000      1,941,666
--------------------------------------------------------------------------------------


                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================
BROADCASTING & CABLE TV-(CONTINUED)

Mediacom Broadband Group
  Term Loan B due 09/30/10                       Ba3         $  500,000   $    485,000
--------------------------------------------------------------------------------------
PanAmSat Corp.
  Term Loan B due 12/31/08                       Ba2          1,500,000      1,458,750
--------------------------------------------------------------------------------------
Paxson Communications Corp.
  Term Loan B due 06/30/06                       Ba3            492,500        485,933
--------------------------------------------------------------------------------------
Satelite Mexicanos, S.A. de C.V. (Mexico)
  Floating Rate Notes due 06/30/04               B3           2,617,000      1,930,038
--------------------------------------------------------------------------------------
Sinclair Broadcast Group, Inc.
  Term Loan B due 12/31/09                       Ba2            545,455        546,136
--------------------------------------------------------------------------------------
Videotron
  Term Loan B due 12/01/09                       Ba3            883,061        842,219
--------------------------------------------------------------------------------------
White Knight Broadcasting, Inc.
  Term Loan A2 due 06/30/07                      --           1,711,242      1,488,781
======================================================================================
                                                                            22,602,139
======================================================================================

BUILDING PRODUCTS-2.85%

Century Maintenance Supply, Inc.
  Term Loan B due 06/30/05                       --           3,777,601      3,739,824
--------------------------------------------------------------------------------------
Premdor Inc.
  Term Loan C due 08/31/08                       Ba2          1,492,392      1,490,526
--------------------------------------------------------------------------------------
Therma-Tru Corp.
  Term Loan B due 06/30/07                       Ba3            969,849        967,425
--------------------------------------------------------------------------------------
Trussway Holdings, Inc.
  Term Loan B due 12/31/06                       B1           2,613,493      1,960,120
======================================================================================
                                                                             8,157,895
======================================================================================

CASINOS & GAMBLING-2.64%

Argosy Gaming Co.
  Term Loan B due 07/31/08                       Ba2            975,051        977,488
--------------------------------------------------------------------------------------
Borgata (The)
  Term Loan B due 12/31/07                       B2           2,666,667      2,653,333
--------------------------------------------------------------------------------------
Boyd Gaming Corp.
  Term Loan due 06/15/03                         Ba1            995,000        997,488
--------------------------------------------------------------------------------------
MGM Mirage Inc.
  Revolving Loan due 04/10/05(f)                 Ba1          3,000,000      2,932,500
======================================================================================
                                                                             7,560,809
======================================================================================

COMMODITY CHEMICALS-2.10%

Georgia Gulf Corp.
  Term Loan C due 05/12/09                       Ba2          1,214,100      1,214,859
--------------------------------------------------------------------------------------
Huntsman Corp.
  Term Loan A due 03/31/07                       B3           3,529,154      3,024,484
--------------------------------------------------------------------------------------
  Term Loan B due 03/01/07                       B3           1,692,969      1,450,875
--------------------------------------------------------------------------------------
Lyondell Chemical Co.
  Term Loan E due 05/17/06                       Ba3            318,658        318,658
======================================================================================
                                                                             6,008,876
======================================================================================

                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================


COMPUTER HARDWARE-1.05%

DecisionOne Corp.
  Term Loan B due 08/30/04                       --          $1,211,485   $  1,017,648
--------------------------------------------------------------------------------------
Seagate Technology Inc.
  Term Loan due 11/22/06                         Ba1          1,990,000      1,981,294
======================================================================================
                                                                             2,998,942
======================================================================================

CONSTRUCTION, FARM MACHINERY & HEAVY
  TRUCKS-0.69%

Manitowoc Co., Inc. (The)
  Term Loan B due 05/09/07                       Ba2          1,970,000      1,970,000
======================================================================================

CONSTRUCTION MATERIALS-0.47%

Tapco International Corp.
  Term Loan B due 06/23/07                       B1             912,675        903,548
--------------------------------------------------------------------------------------
  Term Loan C due 06/23/08                       B1             461,249        456,636
======================================================================================
                                                                             1,360,184
======================================================================================

DEPARTMENT STORES-1.03%

Dillard's, Inc.
  Credit Linked Notes due 09/01/03               --           2,000,000      1,960,000
--------------------------------------------------------------------------------------
JC Penney, Co.
  Credit Linked Notes due 04/29/04               Ba1          1,000,000        985,105
======================================================================================
                                                                             2,945,105
======================================================================================

DIVERSIFIED COMMERCIAL SERVICES-1.42%

Coinmach Corp.
  Term Loan B due 07/25/09                       B1           1,954,925      1,954,925
--------------------------------------------------------------------------------------
Iron Mountain, Inc.
  Term Loan B due 02/15/08                       Ba3          1,148,850      1,151,243
--------------------------------------------------------------------------------------
SC Johnson Commercial Markets
  Term Loan A due 05/03/08                       Ba3            961,691        960,087
======================================================================================
                                                                             4,066,255
======================================================================================

ELECTRIC UTILITIES-0.89%

AES NY Funding
  Term Loan due 02/28/05                         Ba3          1,125,000      1,006,875
--------------------------------------------------------------------------------------
Calpine Corp.
  Term Loan B due 05/10/04                       Ba3            911,739        804,609
--------------------------------------------------------------------------------------
Tucson Electric Power Co.
  Term Loan B due 11/14/03                       Ba2            750,000        750,938
======================================================================================
                                                                             2,562,422
======================================================================================

ELECTRICAL COMPONENTS & EQUIPMENT-0.45%

Dynatech Corp. (Acterna)
  Term Loan B due 09/30/07                       --           1,996,291        469,128
--------------------------------------------------------------------------------------


                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================
ELECTRICAL COMPONENTS & EQUIPMENT-(CONTINUED)

General Cable Corp.
  Term Loan B due 06/30/07                       B1          $1,104,211   $    839,200
======================================================================================
                                                                             1,308,328
======================================================================================

ELECTRONIC EQUIPMENT & INSTRUMENTS-0.55%

Amkor Technology, Inc.
  Term Loan B due 09/30/05                       Ba3            832,439        830,705
--------------------------------------------------------------------------------------
Amphenol Corp.
  Term Loan B due 10/03/06                       Ba2            750,000        740,625
======================================================================================
                                                                             1,571,330
======================================================================================

ENVIROMENTAL SERVICES-1.80%

Allied Waste Industries, Inc.
  Term Loan B due 07/30/06                       Ba3            940,665        932,904
--------------------------------------------------------------------------------------
  Term Loan C due 07/30/07                       Ba3          1,128,797      1,119,485
--------------------------------------------------------------------------------------
Environmental Systems Products Holding Inc.
  Term Loan due 12/31/04                         --             745,694        691,632
--------------------------------------------------------------------------------------
Safety-Kleen Corp.(c)(d)
  Term Loan B due 04/30/05                       --           3,545,557      1,216,062
--------------------------------------------------------------------------------------
  Term Loan C due 04/30/06                       --           3,545,557      1,216,062
======================================================================================
                                                                             5,176,145
======================================================================================

FOOD DISTRIBUTORS-6.54%

Agrilink Foods, Inc.
  Term Loan B due 08/07/08                       Ba3            498,750        498,750
--------------------------------------------------------------------------------------
Dean Foods Co. (Suiza Foods)
  Term Loan A due 07/31/07                       Ba2            925,000        917,292
--------------------------------------------------------------------------------------
  Term Loan B due 07/31/08                       Ba2          2,239,995      2,235,795
--------------------------------------------------------------------------------------
Del Monte Corp.
  Term Loan B due 12/20/10                       Ba3          1,150,000      1,156,613
--------------------------------------------------------------------------------------
Enodis Holdings Ltd.
  Term Loan B due 05/29/08                       Ba3          1,600,000      1,593,999
--------------------------------------------------------------------------------------
International Multifoods Corp.
  Term Loan B due 12/31/07                       Ba2            663,454        665,111
--------------------------------------------------------------------------------------
Land O' Lakes, Inc.
  Term Loan B due 09/30/08                       B1           1,732,289      1,585,045
--------------------------------------------------------------------------------------
Leiner Health Products Group, Inc.
  Term Loan A due 12/30/05                       --           3,171,685      2,894,163
--------------------------------------------------------------------------------------
National Dairy Holdings, L.P.
  Term Loan B due 03/31/09                       Ba2            496,250        495,940
--------------------------------------------------------------------------------------
New World Pasta
  Term Loan B due 01/28/06                       B1             746,124        671,511
--------------------------------------------------------------------------------------
Pinnacle Foods Corp.
  Term Loan due 05/22/08                         Ba3          1,375,000      1,375,000
--------------------------------------------------------------------------------------
Southern Wine & Spirits of America
  Term Loan B due 07/02/08                       Ba3            915,400        918,261
--------------------------------------------------------------------------------------

                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================

FOOD DISTRIBUTORS-(CONTINUED)

Tabletop (Merisant Co.)
  Term Loan A due 03/31/06                       Ba3         $  843,334   $    839,117
--------------------------------------------------------------------------------------
  Term Loan B due 03/31/07                       Ba3            785,560        785,560
--------------------------------------------------------------------------------------
Vitality Foodservice, Inc.
  Term Loan B due 10/27/06                       B1           4,730,964      2,128,934
======================================================================================
                                                                            18,761,091
======================================================================================

FOOD RETAIL-1.05%

Otis Spunkmeyer Inc.
  Term Loan due 02/21/09                         B1           1,730,114      1,713,894
--------------------------------------------------------------------------------------
Winn-Dixie Stores, Inc.
  Term Loan B due 03/29/07                      Baa3          1,295,403      1,299,181
======================================================================================
                                                                             3,013,075
======================================================================================

HEALTH CARE DISTRIBUTORS & SERVICES-3.23%

Accredo Health, Inc.
  Term Loan B due 03/31/09                       Ba2          1,240,625      1,242,176
--------------------------------------------------------------------------------------
Alliance Imaging, Inc.
  Term Loan C due 11/02/08                       B1           1,474,317      1,451,280
--------------------------------------------------------------------------------------
Caremark RX, Inc.
  Term Loan B due 03/31/06                       Ba2          1,965,150      1,967,606
--------------------------------------------------------------------------------------
Kindred Healthcare, Inc.
  Term Loan due 04/02/08                         --           1,428,571      1,371,429
--------------------------------------------------------------------------------------
Mediq/Prn Life Support Service(g)(h)
  Term Loan B due 06/15/06                       --           3,665,624      3,223,790
======================================================================================
                                                                             9,256,281
======================================================================================

HEALTH CARE EQUIPMENT-1.13%

Dade Behring Inc.
  Term Loan A-1 due 10/03/08                     B1           2,357,143      2,354,196
--------------------------------------------------------------------------------------
Rotech Healthcare Inc.
  Term Loan due 03/31/08                         Ba2            892,563        892,563
======================================================================================
                                                                             3,246,759
======================================================================================

HEALTH CARE FACILITIES-4.11%

Community Health Systems, Inc.
  Term Loan due 07/16/10                         Ba3          2,992,500      2,988,759
--------------------------------------------------------------------------------------
DaVita, Inc.
  Term Loan B due 03/31/09                       Ba3          1,039,901      1,039,901
--------------------------------------------------------------------------------------
Genesis Health Ventures, Inc.
  Term Loan due 09/28/06                         Ba3          2,116,152      2,108,217
--------------------------------------------------------------------------------------
  Term Loan B due 03/31/07                       Ba3            493,169        491,320
--------------------------------------------------------------------------------------
IASIS Healthcare Corp.
  Term Loan B due 09/30/06                       B1           2,921,596      2,921,596
--------------------------------------------------------------------------------------
Select Medical Corp.
  Term Loan due 09/22/05                         --             742,857        737,286
--------------------------------------------------------------------------------------
Triad Hospitals, Inc.
  Term Loan B due 09/30/08                       Ba3          1,483,636      1,487,964
======================================================================================
                                                                            11,775,043
======================================================================================


                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================

HEALTH CARE SUPPLIES-1.03%

Centerpulse Ltd.
  Term Loan B due 10/28/07                       Ba2         $  657,904   $    657,904
--------------------------------------------------------------------------------------
Express Scripts, Inc.
  Term Loan B due 03/31/08                       Ba1          2,300,000      2,294,250
======================================================================================
                                                                             2,952,154
======================================================================================

HEAVY ELECTRICAL EQUIPMENT-0.26%

Sanmina-SCI Corp.
  Term Loan B due 12/23/07                       Ba2            750,000        752,813
======================================================================================

HOME FURNISHINGS-0.29%

Imperial Home Decor Group, Inc. (The)
  Term Loan due 03/30/06(g)                      --             416,862         16,677
--------------------------------------------------------------------------------------
WinsLoew Furniture, Inc.
  Term Loan due 03/31/06                         Ba3            873,006        820,625
======================================================================================
                                                                               837,302
======================================================================================

HOMEBUILDING-0.35%

Lennar Corp.
  Term Loan C due 05/03/07                       Ba1          1,017,243      1,019,786
======================================================================================

HOTELS, RESORTS & CRUISE LINES-0.85%

Wyndham International, Inc.
  Increasing Rate Term Loan due 06/30/04         --           2,151,478      1,767,799
--------------------------------------------------------------------------------------
  Term Loan B due 06/30/06                       --             825,050        657,290
======================================================================================
                                                                             2,425,089
======================================================================================

HOUSEHOLD PRODUCTS-3.29%

Berry Plastics Corp.
  Term Loan due 06/30/10                         B1             497,500        499,055
--------------------------------------------------------------------------------------
Paint Sundry Brands Corp.
  Term Loan B due 08/11/05                       --           1,346,784      1,239,041
--------------------------------------------------------------------------------------
  Term Loan C due 08/11/06                       --           1,245,743      1,146,083
--------------------------------------------------------------------------------------
Rayovac Corp.
  Term Loan B due 09/30/09                       Ba3            911,667        910,147
--------------------------------------------------------------------------------------
Rent-A-Center
  Term Loan B due 01/31/06                       Ba2            569,936        569,224
--------------------------------------------------------------------------------------
  Term Loan C due 01/31/07                       Ba2          1,122,029      1,120,627
--------------------------------------------------------------------------------------
Rent-Way, Inc.
  Term Loan A due 11/30/04                       --           1,841,286      1,592,712
--------------------------------------------------------------------------------------
United Industries Co.
  Loan B due 03/24/06                            B1           2,347,436      2,347,436
======================================================================================
                                                                             9,424,325
======================================================================================

INDUSTRIAL CONGLOMERATES-2.65%

Dresser Inc.
  Term Loan B due 09/30/09                       Ba3          1,220,400      1,223,960
--------------------------------------------------------------------------------------

                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================

INDUSTRIAL CONGLOMERATES-(CONTINUED)

Flowserve Corp.
  Term Loan C due 06/01/09                       Ba3         $1,451,182   $  1,434,251
--------------------------------------------------------------------------------------
Goss Graphic Systems, Inc.
  Term Loan due 01/29/03(d)                      B3           3,000,000         30,000
--------------------------------------------------------------------------------------
Messer Grieshem
  Term Loan B due 04/20/08                       Ba2            752,902        756,667
--------------------------------------------------------------------------------------
  Term Loan C due 04/20/08                       Ba2          1,747,098      1,755,833
--------------------------------------------------------------------------------------
Mueller Group, Inc.
  Term Loan E due 05/31/08                       B1           1,788,506      1,792,978
--------------------------------------------------------------------------------------
TriMas Corp.
  Term Loan B due 12/31/09                       B1             598,558        599,306
======================================================================================
                                                                             7,592,995
======================================================================================

INDUSTRIAL GASES-0.86%

Ferrellgas, L.P.
  Series C due 06/17/06                          B1           2,537,390      2,461,268
======================================================================================

INDUSTRIAL MACHINERY-3.05%

Formax, Inc.
  Term Loan B due 09/30/05                       --           4,609,744      4,356,208
--------------------------------------------------------------------------------------
Rexnord Corp.
  Term Loan due 11/30/09                         B1           1,291,667      1,294,089
--------------------------------------------------------------------------------------
SPX Corp.
  Term Loan B due 09/30/09                       Ba2          1,161,947      1,157,953
--------------------------------------------------------------------------------------
  Term Loan C due 03/31/10                       Ba2          1,936,578      1,931,736
======================================================================================
                                                                             8,739,986
======================================================================================

INTEGRATED TELECOMMUNICATION SERVICES-1.66%

Broadwing Inc. (Cincinnati Bell Inc.)
  Term Loan B due 12/30/06                       Ba3          1,508,320      1,387,654
--------------------------------------------------------------------------------------
Telecommunication Services Inc.
  Term Loan B due 12/31/06                       Ba3            948,864        872,955
--------------------------------------------------------------------------------------
Time Warner Telecom Inc.
  Term Loan B due 12/31/07                       B1           3,000,000      2,505,000
======================================================================================
                                                                             4,765,609
======================================================================================

INTERNET SOFTWARE & SERVICES-0.51%

Data Transmission Network, LLC
  Term Loan B due 12/31/06                       B1           1,965,002      1,473,751
======================================================================================

LEISURE FACILITIES-2.32%

Bally Total Fitness Holding Co.
  Term Loan B2 due 11/10/04                      Ba3          1,986,502      1,887,177
--------------------------------------------------------------------------------------
Fitness Holdings Worldwide, Inc.
  Term Loan B due 11/02/06                       B1             165,100        159,940
--------------------------------------------------------------------------------------
  Term Loan C due 11/02/07                       B1             176,362        170,851
--------------------------------------------------------------------------------------


                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================
LEISURE FACILITIES-(CONTINUED)

KSL Recreation Group Inc.
  Revolving Credit due 04/30/04(f)               Ba3         $3,174,906   $  3,087,596
--------------------------------------------------------------------------------------
  Term Loan A due 12/22/07                       Ba3            678,571        672,634
--------------------------------------------------------------------------------------
  Term Loan B due 12/22/08                       Ba3            678,571        674,330
======================================================================================
                                                                             6,652,528
======================================================================================

LEISURE PRODUCTS-0.81%

AMF Bowling Worldwide, Inc.
  Term Loan due 02/28/08                         B1           1,382,497      1,354,847
--------------------------------------------------------------------------------------
Regal Cinemas, Inc.
  Term Loan C due 12/31/07                       B1             969,360        969,845
======================================================================================
                                                                             2,324,692
======================================================================================

METAL & GLASS CONTAINERS-2.71%

Graham Packaging Co., L.P.
  Term Loan B due 01/31/06                       B2             375,359        371,293
--------------------------------------------------------------------------------------
  Term Loan C due 01/31/07                       B2              31,852         31,506
--------------------------------------------------------------------------------------
  Term Loan D due 01/31/07                       B2           1,259,536      1,242,217
--------------------------------------------------------------------------------------
Greif Brothers Corp.
  Term Loan C due 08/23/09                       Ba3            897,750        897,750
--------------------------------------------------------------------------------------
Impress Metal Packaging Holdings B.V.
  Term Loan G due 12/31/06                       --           2,402,329      2,342,270
--------------------------------------------------------------------------------------
Kerr Group, Inc.
  Term Loan B due 03/09/06                       --           1,945,000      1,881,788
--------------------------------------------------------------------------------------
Silgan Containers Corp.
  Term Loan B due 11/30/08                       Ba2            995,000        992,927
======================================================================================
                                                                             7,759,751
======================================================================================

MOVIES & ENTERTAINMENT-0.80%

LodgeNet Entertainment Corp.
  Term Loan B due 06/30/07                       Ba3            797,641        794,052
--------------------------------------------------------------------------------------
Metro-Goldwyn-Mayer Inc.
  Term Loan B due 06/30/08                       Ba3          1,500,000      1,495,312
======================================================================================
                                                                             2,289,364
======================================================================================

MULTI-UTILITIES-0.35%

Michigan Electric Trans. Co.
  Term Loan B due 04/18/07                      Baa2            995,000        995,000
======================================================================================

OFFICE SERVICES & SUPPLIES-3.04%

Buhrmann N.V. (Netherlands)
  Term Loan B due 10/26/07                       Ba3          2,831,363      2,682,717
--------------------------------------------------------------------------------------
EMED Co., Inc.
  Term Loan B due 04/30/06                       --           3,407,552      3,305,326
--------------------------------------------------------------------------------------
Identity Group
  Term Loan B due 05/07/07(e)                    --           4,525,000      2,715,000
======================================================================================
                                                                             8,703,043
======================================================================================

                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
======================================================================================


OIL & GAS DRILLING-0.52%

Pride International, Inc.
  Floating Credit Linked Notes due 02/16/03      --          $1,500,000   $  1,500,000
======================================================================================

OIL & GAS EQUIPMENT & SERVICES-0.35%

Plains Marketing L.P.
  Term Loan B due 09/21/07                       Ba1            990,000        992,475
======================================================================================

OIL & GAS EXPLORATION & PRODUCTION-0.31%

Williams Cos., Inc. (The)
  Credit Linked Notes due 02/06/03               B3           1,000,000        900,000
======================================================================================

OIL & GAS REFINING & MARKETING-0.36%

Tesoro Petroleum Corp.
  Term Loan B due 12/31/07                       Ba3          1,121,662      1,039,407
======================================================================================

PACKAGED FOODS & MEATS-0.35%

Printpack Inc.
  Term Loan B due 03/31/09                       Ba3            992,500        992,500
======================================================================================

PAPER PACKAGING-3.82%

Packaging Dynamics, LLC
  Term Loan B due 11/20/05                       --           2,389,792      2,353,945
--------------------------------------------------------------------------------------
RIC Holding, Inc. (Riverwood)
  Term Loan due 12/31/06                         B1           3,000,000      3,000,000
--------------------------------------------------------------------------------------
Smurfit-Stone Container Corp.
  Term Loan A due 03/31/05                       Ba3            591,707        590,967
--------------------------------------------------------------------------------------
  Term Loan B due 04/11/07                       Ba3          2,059,036      2,050,456
--------------------------------------------------------------------------------------
Stone Container Corp.
  Term Loan B due 06/30/09                       Ba3          2,192,308      2,170,385
--------------------------------------------------------------------------------------
  Term Loan C due 06/30/09                       Ba3            807,692        799,615
======================================================================================
                                                                            10,965,368
======================================================================================

PERSONAL PRODUCTS-0.75%

Rose Hills Holding Corp.
  Term Loan due 11/01/03                         B2           2,208,331      2,142,081
======================================================================================

PHARMACEUTICALS-0.89%

aaiPharma Inc.
  Term Loan due 03/28/07                         B2           1,100,000      1,098,625
--------------------------------------------------------------------------------------
Alpharma Inc.
  Term Loan B due 10/05/08                       B2           1,478,927      1,443,803
======================================================================================
                                                                             2,542,428
======================================================================================

PRECIOUS METALS & MINERALS-0.52%

IMC Global Inc.
  Term Loan B due 11/17/06                       Ba1          1,476,612      1,482,149
======================================================================================


                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
--------------------------------------------------------------------------------------

PUBLISHING-4.98%

American Media, Inc.
  Term Loan C due 04/01/07                       Ba3         $2,465,939   $  2,470,563
--------------------------------------------------------------------------------------
CanWest Media, Inc.
  Term Loan B due 05/15/08                       Ba3          1,185,122      1,184,530
--------------------------------------------------------------------------------------
  Term Loan C due 05/15/09                       Ba3            740,106        739,736
--------------------------------------------------------------------------------------
Enterprise Publishing Co.
  Term Loan due 06/30/05                         --           3,273,657      2,946,292
--------------------------------------------------------------------------------------
Primedia Inc.
  Term Loan B due 06/30/09                       --             708,968        647,524
--------------------------------------------------------------------------------------
QwestDex Inc. (Dex Holdings)
  Term Loan B due 06/30/09                       Ba3            900,000        903,375
--------------------------------------------------------------------------------------
Reader's Digest Association (The)
  Term Loan B due 05/20/08                      Baa3          1,592,000      1,548,220
--------------------------------------------------------------------------------------
RH Donnelley Corp.
  Term Loan B due 06/30/10                       Ba3          1,500,000      1,503,750
--------------------------------------------------------------------------------------
Yell Group Ltd.
  Term Loan C due 03/31/10                       Ba3            995,000        985,050
--------------------------------------------------------------------------------------
Ziff Davis Media Inc.
  Term Loan B due 03/31/07                       B3           1,664,241      1,339,714
======================================================================================
                                                                            14,268,754
======================================================================================

RAILROADS-0.35%

RailAmerica, Inc.
  Term Loan B due 05/23/09                       Ba3          1,000,000      1,001,667
======================================================================================

SEMICONDUCTORS-1.29%

AMI Semiconductors, Inc.
  Term Loan B due 12/21/06                       Ba3          1,408,989      1,396,660
--------------------------------------------------------------------------------------
On Semiconductor Corp.
  Term Loan B due 08/04/06                       B2           1,280,463      1,107,600
--------------------------------------------------------------------------------------
  Term Loan C due 08/04/07                       B2           1,378,960      1,192,801
======================================================================================
                                                                             3,697,061
======================================================================================

SPECIALTY CHEMICALS-1.46%

CP Kelco ApS
  Term Loan B due 03/31/08                       B3             519,294        490,733
--------------------------------------------------------------------------------------
  Term Loan C due 09/30/08                       B3             174,444        164,849
--------------------------------------------------------------------------------------
Huntsman ICI Chemicals LLC
  Term Loan B due 06/30/07                       B2             734,627        719,199
--------------------------------------------------------------------------------------
OM Group, Inc.
  Term Loan C due 04/01/07                       B2           1,496,250      1,346,625
--------------------------------------------------------------------------------------
PMD Group, Inc.
  Term Loan B due 09/30/08                       B1           1,470,075      1,476,507
======================================================================================
                                                                             4,197,913
======================================================================================

TELECOMMUNICATIONS EQUIPMENT-2.84%

American Tower Corp.
  Term Loan B due 12/31/07                       B2           1,500,000      1,372,500
--------------------------------------------------------------------------------------

                                               MOODY'S       PRINCIPAL
                                               RATING(a)       AMOUNT        VALUE
--------------------------------------------------------------------------------------

TELECOMMUNICATIONS EQUIPMENT-(CONTINUED)

Crown Castle Operating Co.
  Term Loan B due 03/15/08                       Ba3         $2,500,000   $  2,385,000
--------------------------------------------------------------------------------------
GCI Holdings, Inc.
  Term Loan due 10/15/04                         Ba3            500,000        496,875
--------------------------------------------------------------------------------------
SpectraSite Communications, Inc.
  Term Loan B due 12/31/07                       B3           2,792,706      2,431,980
--------------------------------------------------------------------------------------
Sprint Corp.
  Credit Linked Notes due 04/01/07               --           1,500,000      1,455,048
======================================================================================
                                                                             8,141,403
======================================================================================

TEXTILES-0.16%

Joan Fabrics Corp.
  Term Loan B due 06/30/05                       --             333,905        313,871
--------------------------------------------------------------------------------------
  Term Loan C due 06/30/06                       --             172,268        161,932
======================================================================================
                                                                               475,803
======================================================================================

TOBACCO-0.57%

Commonwealth Brands, Inc.
  Term Loan due 08/28/07                         --           1,647,917      1,647,917
======================================================================================

WIRELESS TELECOMMUNICATION SERVICES-3.61%

Centennial Cellular Corp.
  Term Loan B due 05/31/07                       B1           2,916,780      2,253,214
--------------------------------------------------------------------------------------
CSG Systems, Inc.
  Term Loan B due 03/31/08                       Ba2          2,250,000      2,160,000
--------------------------------------------------------------------------------------
Dobson Operating Co.
  Term Loan B due 12/31/07                       Ba3          1,978,988      1,815,722
--------------------------------------------------------------------------------------
Leap Wireless International, Inc.
  Loan due 09/30/08(d)                           --           2,000,000        430,000
--------------------------------------------------------------------------------------
Nextel Finance Co.
  Term Loan B due 06/30/08                       Ba3          1,995,000      1,842,049
--------------------------------------------------------------------------------------
  Term Loan C due 12/31/08                       Ba3          1,995,000      1,842,049
======================================================================================
                                                                            10,343,034
======================================================================================
    Total Senior Secured Floating Rate
      Interests (Cost $309,162,817)                                        279,520,624
======================================================================================

                                                                             MARKET
                                                               SHARES        VALUE

DOMESTIC STOCKS & OTHER EQUITY INTERESTS-0.00%

APPAREL, ACCESSORIES & LUXURY GOODS-0.00%

Glenoit Inc.(e)(i)                                               24,421              0
======================================================================================

COMPUTER HARDWARE-0.00%

DecisionOne Corp.(e)(i)                                          37,286              0
======================================================================================

                                                                             MARKET
                                                               SHARES        VALUE
--------------------------------------------------------------------------------------

FOOD DISTRIBUTORS-0.00%

Leiner Health Products Group, Inc.-Pfd.(e)(i)                       138   $          0
======================================================================================

HOME FURNISHINGS-0.00%

IHDG Realty Inc.(e)(i)                                          150,070              0
--------------------------------------------------------------------------------------
Imperial Home Decor Group, Inc. (The)(g)(i)                     150,070              0
======================================================================================
                                                                                     0
======================================================================================
    Total Domestic Stocks & Other Equity
      Interests (Cost $2,155,461)                                                    0
======================================================================================

                                                                             MARKET
                                                               SHARES        VALUE
--------------------------------------------------------------------------------------

MONEY MARKET FUNDS-2.71%

STIC Liquid Assets Portfolio(j)                               3,885,267   $  3,885,267
--------------------------------------------------------------------------------------
STIC Prime Portfolio(j)                                       3,885,267      3,885,267
======================================================================================
    Total Money Market Funds (Cost
      $7,770,534)                                                            7,770,534
======================================================================================
TOTAL INVESTMENTS-100.21% (Cost $319,088,812)                              287,291,158
======================================================================================
OTHER ASSETS LESS LIABILITIES-(0.21)%                                         (610,924)
======================================================================================
NET ASSETS-100.00%                                                        $286,680,234
______________________________________________________________________________________
======================================================================================

Abbreviations:


DIP  - Debtor in Possession
Pfd. - Preferred

Notes to Schedule of Investments:

(a) Ratings are assigned by Moody's Investors Service, Inc. ("Moody's") and are not covered by the Report of Independent Accountants.
(b) Senior secured corporate loans and senior secured debt securities in the Fund's portfolio generally have variable rates which adjust to a base, such as the London Inter-Bank Offered Rate ("LIBOR"), on set dates, typically every 30 days but not greater than one year; and/or have interest rates that float at a margin above a widely recognized base lending rate such as the Prime Rate of a designated U.S. bank. Senior secured floating rate interests are, at present, not readily marketable and may be subject to restrictions on sale.
(c) Senior secured floating rate interests often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay, whether as a contractual requirement or at their election, cannot be predicted with accuracy. As a result, the actual remaining maturity may be substantially less than the stated maturities shown. However, it is anticipated that the senior secured floating rate interests will have an expected average life of three to five years.
(d) Defaulted security. Currently, the issuer is partially or fully in default with respect to interest payments.
(e) Security is fair valued in accordance with the procedures established by the Board of Trustees and may be considered illiquid.
(f) A portion of this holding is subject to unfunded loan commitments. See Note
    6.
(g) Consists of more than one class of securities traded together as a unit.
(h) A portion of this holding is subject to a letter of credit.
(i) Non-income producing security.
(j) The money market fund and the Fund are affiliated by having the same investment advisor.

See Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002

ASSETS:

Investments, at market value (cost
  $319,088,812)                                $287,291,158
-----------------------------------------------------------
Receivables for:
  Dividends and interest                            961,118
-----------------------------------------------------------
  Investments sold                                1,721,143
-----------------------------------------------------------
  Fund shares sold                                   87,173
-----------------------------------------------------------
Investment for deferred compensation plan             4,567
-----------------------------------------------------------
Other assets                                        126,018
===========================================================
    Total assets                                290,191,177
___________________________________________________________
===========================================================

LIABILITIES:

Payables for:
  Investments purchased                           2,725,337
-----------------------------------------------------------
  Dividends                                         432,697
-----------------------------------------------------------
  Deferred compensation plan                          4,567
-----------------------------------------------------------
Accrued distribution fees                           190,206
-----------------------------------------------------------
Accrued transfer agent fees                          46,698
-----------------------------------------------------------
Accrued operating expenses                          111,438
===========================================================
    Total liabilities                             3,510,943
===========================================================
Net assets applicable to shares outstanding    $286,680,234
___________________________________________________________
===========================================================

NET ASSETS:

Class B                                        $266,259,646
___________________________________________________________
===========================================================
Class C                                        $ 20,420,588
___________________________________________________________
===========================================================

SHARES OUTSTANDING, $0.01 PAR VALUE PER
  SHARE:

Class B                                          31,293,679
___________________________________________________________
===========================================================
Class C                                           2,406,251
___________________________________________________________
===========================================================
Class B:
  Net asset value and offering price per
    share                                      $       8.51
___________________________________________________________
===========================================================
Class C:
  Net asset value and offering price per
    share                                      $       8.49
___________________________________________________________
===========================================================

STATEMENT OF OPERATIONS

For the year ended December 31, 2002

INVESTMENT INCOME:

Interest                                       $ 19,103,565
-----------------------------------------------------------
Dividends from affiliated money market funds        187,876
-----------------------------------------------------------
Facility fees earned                                875,101
===========================================================
    Total investment income                      20,166,542
===========================================================

EXPENSES:

Advisory fees                                     3,251,197
-----------------------------------------------------------
Administrative services fees                         78,446
-----------------------------------------------------------
Custodian fees                                       34,176
-----------------------------------------------------------
Distribution fees -- Class B                        790,951
-----------------------------------------------------------
Distribution fees -- Class C                        193,880
-----------------------------------------------------------
Transfer agent fees                                 392,639
-----------------------------------------------------------
Trustees' fees                                       10,508
-----------------------------------------------------------
Other                                               479,928
===========================================================
    Total expenses                                5,231,725
===========================================================
Less: Fees waived                                   (66,262)
-----------------------------------------------------------
    Expenses paid indirectly                         (6,166)
===========================================================
    Net expenses                                  5,159,297
===========================================================
Net investment income                            15,007,245
===========================================================

REALIZED AND UNREALIZED GAIN (LOSS) FROM
  INVESTMENT SECURITIES:

Net realized gain (loss) from investment
  securities                                    (16,353,786)
-----------------------------------------------------------
Change in net unrealized appreciation of
  investment securities                          11,349,432
===========================================================
Net gain (loss) from investment securities       (5,004,354)
===========================================================
Net increase in net assets resulting from
  operations                                   $ 10,002,891
___________________________________________________________
===========================================================

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS

For the years ended December 31, 2002 and 2001

                                                                  2002             2001
===========================================================================================
OPERATIONS:

  Net investment income                                       $  15,007,245    $ 30,732,942
-------------------------------------------------------------------------------------------
  Net realized gain (loss) from investment securities           (16,353,786)    (16,573,314)
-------------------------------------------------------------------------------------------
  Change in net unrealized appreciation (depreciation) of
    investment securities                                        11,349,432     (20,738,193)
===========================================================================================
    Net increase (decrease) in net assets resulting from
     operations                                                  10,002,891      (6,578,565)
===========================================================================================
Distributions to shareholders from net investment income:
  Class B                                                       (13,778,659)    (28,508,241)
-------------------------------------------------------------------------------------------
  Class C                                                        (1,059,967)     (2,349,359)
-------------------------------------------------------------------------------------------
Share transactions-net:
  Class B                                                       (87,082,277)    (66,299,202)
-------------------------------------------------------------------------------------------
  Class C                                                       (10,516,173)      6,137,696
===========================================================================================
    Net increase (decrease) in net assets                      (102,434,185)    (97,597,671)
===========================================================================================

NET ASSETS:

  Beginning of year                                             389,114,419     486,712,090
===========================================================================================
  End of year                                                 $ 286,680,234    $389,114,419
___________________________________________________________________________________________
===========================================================================================

NET ASSETS CONSIST OF:

  Shares of beneficial interest                               $ 355,240,575    $452,845,644
-------------------------------------------------------------------------------------------
  Undistributed net investment income                               203,780          28,542
-------------------------------------------------------------------------------------------
  Undistributed net realized gain (loss) from investment
    securities                                                  (36,966,467)    (20,612,681)
-------------------------------------------------------------------------------------------
  Unrealized appreciation (depreciation) of investment
    securities                                                  (31,797,654)    (43,147,086)
===========================================================================================
                                                              $ 286,680,234    $389,114,419
___________________________________________________________________________________________
===========================================================================================

See Notes to Financial Statements.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

CASH PROVIDED BY OPERATING ACTIVITIES:

  Net increase in net assets resulting from operations        $  10,002,891
---------------------------------------------------------------------------

ADJUSTMENTS TO RECONCILE NET INCREASE IN NET ASSETS TO NET
  CASH PROVIDED BY OPERATIONS:

  Decrease in receivables                                         1,361,972
---------------------------------------------------------------------------
  Increase in payables                                              116,989
---------------------------------------------------------------------------
  Net realized and unrealized loss on investments                 5,004,354
---------------------------------------------------------------------------
  Amortization                                                   (1,219,655)
---------------------------------------------------------------------------
  Decrease in deferred facility fees                               (132,775)
---------------------------------------------------------------------------
  Decrease in unamortized organizational costs                       13,963
---------------------------------------------------------------------------
  Proceeds from principal payments and sales of senior
    floating rate interests                                     241,569,313
---------------------------------------------------------------------------
  Purchases of senior secured floating rate interests          (179,546,566)
---------------------------------------------------------------------------
  Purchases of short-term investments                          (918,617,764)
---------------------------------------------------------------------------
  Proceeds from sales and maturities of short-term
    investments                                                 953,921,717
===========================================================================
    Net cash provided by operating activities                   112,474,439
===========================================================================

CASH USED IN FINANCING ACTIVITIES:

  Proceeds from capital shares sold                               8,802,660
---------------------------------------------------------------------------
  Disbursements from capital shares repurchased                (114,538,193)
---------------------------------------------------------------------------
  Dividends paid to shareholders                                 (6,738,906)
===========================================================================
    Net cash provided by (used in) financing activities        (112,474,439)
===========================================================================
Net increase in cash                                                      0
---------------------------------------------------------------------------
Cash at beginning of period                                               0
===========================================================================
Cash at end of period                                         $           0
___________________________________________________________________________
===========================================================================

NON-CASH FINANCING ACTIVITIES:

  Value of capital shares issued in reinvestment of
    dividends paid to shareholders                            $   8,339,690
___________________________________________________________________________
===========================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

AIM Floating Rate Fund, (the "Fund"), is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as a continuously offered non-diversified, closed-end management investment company. The Fund currently offers two different classes of shares:
Class B shares and Class C shares. Each class imposes an early withdrawal charge on redemptions. Matters affecting each class will be voted on exclusively by the shareholders of such class. The Fund's investment objective is to provide as high a level of current income and preservation of capital as is consistent with investment in senior secured corporate loans and senior secured debt securities.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the Fund in the preparation of its financial statements.

A. SECURITY VALUATIONS -- The Fund invests primarily in senior secured corporate loans ("Corporate Loans") and senior secured debt securities ("Corporate Debt Securities") that meet credit standards established by its investment advisor, A I M Advisors, Inc. (the "Advisor") and its sub-advisor, INVESCO Senior Secured Management, Inc., (the "Sub-advisor"). The Sub-advisor, under the supervision of the Advisor, values the Corporate Loans and Corporate Debt Securities in accordance with guidelines adopted and periodically reviewed by the Fund's Board of Trustees. Under the Fund's current guidelines, Corporate Loans and Corporate Debt Securities for which an active secondary market exists to a reliable degree in the opinion of the Sub-advisor and for which the Sub-advisor can obtain one or more quotations from banks or dealers in Corporate Loans and Corporate Debt Securities will be valued by the Sub-advisor utilizing daily bid quotes. With respect to illiquid securities, i.e., Corporate Loans and Corporate Debt Securities for which an active secondary market does not exist to a reliable degree in the opinion of the Sub-advisor, and with respect to securities whose bid quotes the Sub-advisor believes do not accurately reflect fair value, such Corporate Loans and Corporate Debt Securities will be valued by the Sub-advisor at fair value, as determined in good faith by or under the supervision of the Board of Trustees pursuant to procedures specifically authorized by the Board of Trustees, and which is intended to approximate market value. The Sub-advisor believes that Intermediate Participants selling Corporate Loans or otherwise involved in a Corporate Loan transaction may tend, in valuing Corporate Loans for their own accounts, to be less sensitive to interest rate and credit quality changes and, accordingly, the Sub-advisor may not rely solely on such valuations in valuing the Corporate Loans for the Fund's account. Short-term obligations having 60 days or less to maturity are valued at amortized cost which approximates market value.

B. SECURITIES TRANSACTIONS AND INVESTMENT INCOME -- Securities transactions are accounted for on a trade date basis. Realized gains or losses on sales are computed on the basis of specific identification of the securities sold. Interest income is recorded on the accrual basis from settlement date. Dividend income is recorded on the ex-dividend date.

       The Fund allocates realized and unrealized capital gains and losses to a class based on the relative net assets of each class. The Fund allocates income to a class based on the relative value of the settled shares.

C. DISTRIBUTIONS -- Distributions from income are declared daily and paid monthly. Distributions from net realized capital gain, if any, are generally paid annually and recorded on ex-dividend date. The Fund may elect to use a portion of the proceeds from redemptions as distributions for federal income tax purposes.

D. FEDERAL INCOME TAXES -- The Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements.

E. INTERMEDIATE PARTICIPANTS -- The Fund invests in Corporate Loans from U.S. or non-U.S. companies (the "Borrowers"). The investment of the Fund in a Corporate Loan may take the form of participation interests or assignments. If the Fund purchases a participation interest from a syndicate of lenders ("Lenders") or one of the participants in the syndicate ("Participant"), one or more of which administers the loan on behalf of all the Lenders (the "Agent Bank"), the Fund would be required to rely on the Lender that sold the participation interest not only for the enforcement of the Fund's rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Corporate Loans. As such, the Fund is subject to the credit risk of the Borrower and the Participant. Lenders and Participants interposed between the Fund and a Borrower, together with Agent Banks, are referred to as "Intermediate Participants".

F. SECURITIES PURCHASED ON A WHEN-ISSUED AND DELAYED DELIVERY BASIS -- The Fund may purchase and sell interests in Corporate Loans and Corporate Debt Securities and other portfolio securities on a when-issued and delayed delivery basis, with payment and delivery scheduled for a future date. No income accrues to the Fund on such interests or securities in connection with such transactions prior to the date the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuations and are subject to the risk that the value at delivery may be more or less than the trade date purchase price. Although the Fund will generally purchase these securities with the intention of acquiring such securities, they may sell such securities before the settlement date.

G. DEFERRED ORGANIZATIONAL EXPENSES -- Expenses incurred by the Fund in connection with its organization aggregated $212,350. These expenses were amortized on a straight-line basis over a five-year period ended April 30, 2002.

H. EXPENSES -- Distribution expenses directly attributable to a class of shares are charged to the respective classes' operations. Transfer agency fees and expenses and other shareholder recordkeeping fees and expenses are charged to each class pursuant to a transfer agency and service agreement adopted by the Fund with respect to such class. All other expenses are allocated among the classes based on relative net assets.

NOTE 2--ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Fund has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 0.95% of the Fund's average daily net assets. Under the terms of a master sub-advisory agreement between AIM and INVESCO Senior Secured Management, Inc. ("ISSM"), AIM pays ISSM at the annual rate of 0.40% of AIM's compensation on the sub-advised assets. For the year ended December 31, 2002, AIM waived fees of $1,635.

  The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended December 31, 2002, AIM was paid $78,446 for such services.

  The Fund, pursuant to a transfer agency and service agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") a fee for providing transfer agency and shareholder services to the Fund. During the year ended December 31, 2002, AFS retained $207,834 for such services.

  The Trust entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class B and Class C shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class B shares and Class C shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.25% of the Fund's average daily net assets of Class B shares and 0.75% of the average daily net assets of Class C shares. AIM Distributors has agreed to limit the Class C shares plan payments to 0.50%. Of these amounts, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class B or Class C shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the appropriate class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the Plans, for the year ended December 31, 2002, the Class B shares and Class C shares paid $790,951 and $129,253, respectively after plan fees waived by AIM Distributors of $64,627 for Class C shares.

  AIM Distributors did not receive any commissions from sales of shares of the Fund during the year ended December 31, 2002. For the year ended December 31, 2002, AIM Distributors received $868,711 in early withdrawal sales charges imposed on redemptions of Fund shares.

  Certain officers and trustees of the Trust are officers and directors of AIM, AFS and/or AIM Distributors.

  During the year ended December 31, 2002, the Fund paid legal fees of $3,285 for services rendered by Kramer, Levin, Naftalis & Frankel LLP as counsel to the Board of Trustees. A member of that firm is a trustee of the Trust.

NOTE 3--INDIRECT EXPENSES

For the year ended December 31, 2002, the Fund received reductions in transfer agency fees from AFS (an affiliate of AIM) of $4,864 and reductions in custodian fees of $1,302 under expense offset arrangements which resulted in a reduction of the Fund's total expenses of $6,166.

NOTE 4--BANK BORROWINGS

The Fund is a participant in a committed line of credit facility with a syndicate administered by Citibank, N.A. The Fund may borrow up to the lesser of
(i) $500,000,000 or (ii) the limits set by its prospectus for borrowings. The Fund and other funds advised by AIM which are parties to the line of credit may borrow on a first come, first served basis. During the year ended December 31, 2002, the Fund did not borrow under the line of credit agreement. The funds which are party to the line of credit are charged a commitment fee of 0.09% on the unused balance of the committed line. The commitment fee is allocated among the funds based on their respective average net assets for the period.

NOTE 5--REPURCHASE OFFERS

The Fund is committed to conducting quarterly Repurchase Offers which are offers by the Fund to repurchase at least 5% and up to 25% of its shares. In each Repurchase Offer, the repurchase price will be the net asset value determined not more than 14 days following the repurchase request deadline and payment for all shares repurchased pursuant to these offers will be made not later than 7 days after the repurchase pricing date. Class B shares held less than four years and Class C shares held for less than one year which are repurchased by the Fund pursuant to Repurchase Offers will be subject to an early withdrawal charge of up to 3% for Class B shares and up to 1% for Class C shares. The early withdrawal charge is calculated on the lesser of the then current net asset value or the original purchase price of the shares being tendered.

NOTE 6--UNFUNDED LOAN COMMITMENTS

As of December 31, 2002, the Fund had unfunded loan commitments of $2,652,066, which could be extended at the option of the borrower, pursuant to the following loan agreements:

                                              UNFUNDED
BORROWER                                     COMMITMENTS
--------------------------------------------------------
KSL Recreation Group, Inc.                   $2,358,816
--------------------------------------------------------
MGM Mirage Inc.                                 293,250
========================================================
                                             $2,652,066
________________________________________________________
========================================================

NOTE 7--DISTRIBUTIONS TO SHAREHOLDERS AND TAX COMPONENTS OF BENEFICIAL INTEREST

Distributions to Shareholders:
------------------------------

The tax character of distributions paid during the years ended December 31, 2002 and 2001 was as follows:

                                       2002           2001
--------------------------------------------------------------
Distributions paid from ordinary
  income                            $14,838,626    $30,857,600
______________________________________________________________
==============================================================


Tax Components of Beneficial Interest:
--------------------------------------

As of December 31, 2002, the components of beneficial interest on a tax basis were as follows:

Unrealized appreciation
  (depreciation) -- investments                $(31,516,041)
-----------------------------------------------------------
Temporary book/tax differences                     (113,950)
-----------------------------------------------------------
Capital loss carryforward                       (31,915,203)
-----------------------------------------------------------
Post-October capital loss deferral               (5,015,147)
-----------------------------------------------------------
Shares of beneficial interest                   355,240,575
===========================================================
                                               $286,680,234
___________________________________________________________
===========================================================


  The difference between book-basis and tax-basis unrealized appreciation (depreciation) is due to differences in the timing of recognition of gains and losses on investments for tax and book purposes. The Fund's unrealized appreciation (depreciation) difference is attributable primarily to the tax deferral of losses on wash sales, premium amortization and the treatment of defaulted bonds.

  The temporary book/tax differences are a result of timing differences between book and tax recognition of income and/or expenses. The Fund's temporary book/tax differences are the result of interest accrued on defaulted bonds, trustee deferral of compensation and retirement plan expenses.

  The Fund's capital loss carryforward expires as follows:

                                              CAPITAL LOSS
EXPIRATION                                    CARRYFORWARD
----------------------------------------------------------
December 31, 2007                             $   453,428
----------------------------------------------------------
December 31, 2009                              10,188,057
----------------------------------------------------------
December 31, 2010                              21,273,718
==========================================================
                                              $31,915,203
__________________________________________________________
==========================================================

NOTE 8--INVESTMENT SECURITIES

The aggregate amount of investment securities (other than short-term securities) purchased and sold by the Portfolio during the year ended December 31, 2002 was $176,811,165 and $243,124,184, respectively.

  The amount of unrealized appreciation (depreciation) of investment securities, for tax purposes, as of December 31, 2002 is as follows:

Aggregate unrealized appreciation of
  investment securities                        $    834,730
-----------------------------------------------------------
Aggregate unrealized (depreciation) of
  investment securities                         (32,350,771)
===========================================================
Net unrealized appreciation (depreciation) of
  investment securities                        $(31,516,041)
___________________________________________________________
===========================================================
Cost of investments for tax purposes is $318,807,199.

NOTE 9--RECLASSIFICATION OF PERMANENT DIFFERENCES

As a result of differing book/tax treatment of distributions on December 31, 2002, undistributed net investment income was increased by $6,619 and shares of beneficial interest decreased by $6,619. This reclassification had no effect on the net assets of the Fund.


NOTE 10--SHARE INFORMATION

Changes in shares outstanding during the years ended December 31, 2002 and 2001 were as follows:

                                                                         2002                            2001
                                                              ---------------------------    ----------------------------
                                                                SHARES          AMOUNT         SHARES          AMOUNT
-------------------------------------------------------------------------------------------------------------------------
Sold:
  Class B                                                         559,733    $  4,862,238      5,033,314    $  46,390,260
-------------------------------------------------------------------------------------------------------------------------
  Class C                                                         430,544       3,737,815      3,190,440       29,199,004
=========================================================================================================================
Issued as reinvestment of dividends:
  Class B                                                         878,220       7,600,841      1,672,643       15,188,096
-------------------------------------------------------------------------------------------------------------------------
  Class C                                                          85,580         738,849        175,619        1,590,157
=========================================================================================================================
Reacquired:
  Class B                                                     (11,549,154)    (99,545,356)   (14,222,752)    (127,877,558)
-------------------------------------------------------------------------------------------------------------------------
  Class C                                                      (1,738,269)    (14,992,837)    (2,769,048)     (24,651,465)
=========================================================================================================================
                                                              (11,333,346)   $(97,598,450)    (6,919,784)   $ (60,161,506)
_________________________________________________________________________________________________________________________
=========================================================================================================================

NOTE 11--FINANCIAL HIGHLIGHTS

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

                                                                                      CLASS B
                                                      ------------------------------------------------------------------------
                                                                              YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------------------------------
                                                        2002            2001            2000            1999            1998
------------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period                  $   8.64        $   9.37        $   9.68        $   9.84        $  10.02
------------------------------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income                                   0.38            0.60(a)         0.78            0.69(a)         0.68
------------------------------------------------------------------------------------------------------------------------------
  Net gains (losses) on securities (both realized
    and unrealized)                                      (0.13)          (0.73)          (0.31)          (0.16)          (0.18)
==============================================================================================================================
    Total from investment operations                      0.25           (0.13)           0.47            0.53            0.50
==============================================================================================================================
Less distributions:
  Dividends from net investment income                   (0.38)          (0.60)          (0.78)          (0.69)          (0.67)
------------------------------------------------------------------------------------------------------------------------------
  Distributions from net realized gains                     --              --              --              --           (0.01)
==============================================================================================================================
    Total distributions                                  (0.38)          (0.60)          (0.78)          (0.69)          (0.68)
==============================================================================================================================
Net asset value, end of period                        $   8.51        $   8.64        $   9.37        $   9.68        $   9.84
______________________________________________________________________________________________________________________________
==============================================================================================================================
Total return(b)                                           2.88%          (1.49)%          5.03%           5.49%           5.25%
______________________________________________________________________________________________________________________________
==============================================================================================================================
Ratios/supplemental data:
Net assets, end of period (000s omitted)              $266,260        $357,841        $458,359        $439,523        $288,074
______________________________________________________________________________________________________________________________
==============================================================================================================================
Ratio of expenses to average net assets (including
  interest expense):
  With fee waivers                                        1.49%(c)        1.38%           1.50%           1.47%           1.51%
------------------------------------------------------------------------------------------------------------------------------
  Without fee waivers                                     1.49%(c)        1.38%           1.50%           1.52%           1.64%
==============================================================================================================================
Ratio of net investment income to average net assets      4.40%(c)        6.66%           8.18%           7.02%           6.88%
==============================================================================================================================
Ratio of interest expense to average net assets             --              --            0.01%             --            0.01%
______________________________________________________________________________________________________________________________
==============================================================================================================================
Portfolio turnover rate                                     56%             38%             39%             81%             75%
______________________________________________________________________________________________________________________________
==============================================================================================================================

(a)  Calculated using average shares outstanding.
(b) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and does not include withdrawal charges.
(c)  Ratios are based on average daily net assets of $316,380,563.

                                                                                CLASS C
                                                              -------------------------------------------
                                                                                            APRIL 3, 2000
                                                                    YEAR ENDED               (DATE SALES
                                                                   DECEMBER 31,             COMMENCED) TO
                                                              ----------------------        DECEMBER 31,
                                                               2002           2001              2000
---------------------------------------------------------------------------------------------------------
Net asset value, beginning of period                          $  8.62        $  9.35           $  9.63
---------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income                                          0.36           0.58(a)           0.58
---------------------------------------------------------------------------------------------------------
  Net losses on securities (both realized and unrealized)       (0.14)         (0.73)            (0.28)
=========================================================================================================
    Total from investment operations                             0.22          (0.15)             0.30
=========================================================================================================
Less distributions from net investment income                   (0.35)         (0.58)            (0.58)
=========================================================================================================
Net asset value, end of period                                $  8.49        $  8.62           $  9.35
_________________________________________________________________________________________________________
=========================================================================================================
Total return(b)                                                  2.62%         (1.75)%            3.22%
_________________________________________________________________________________________________________
=========================================================================================================
Ratios/supplemental data:
Net assets, end of period (000s omitted)                      $20,421        $31,274           $28,354
_________________________________________________________________________________________________________
=========================================================================================================
Ratio of expenses to average net assets (including interest
  expense):
  With fee waivers                                               1.74%(c)       1.63%             1.73%(d)
---------------------------------------------------------------------------------------------------------
  Without fee waivers                                            1.99%(c)       1.88%             1.98%(d)
=========================================================================================================
Ratio of net investment income to average net assets             4.15%(c)       6.40%             8.14%(d)
=========================================================================================================
Ratio of interest expense to average net assets                    --             --              0.01%(d)
_________________________________________________________________________________________________________
=========================================================================================================
Portfolio turnover rate                                            56%            38%               39%
_________________________________________________________________________________________________________
=========================================================================================================

(a)  Calculated using average shares outstanding.
(b) Includes adjustments in accordance with accounting principles generally accepted in the United States of America, does not include withdrawal charges and is not annualized for periods less than one year.
(c)  Ratios are based on average daily net assets of $25,850,724.
(d)  Annualized.

                                     PART C
                                OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(1)  FINANCIAL STATEMENTS:

     Report of Independent Accountants (filed herewith)
     Schedule of Investments (filed herewith)
     Statement of Assets and Liabilities (filed herewith)
     Statement of Operations (filed herewith)
     Statement of Changes in Net Assets (filed herewith)
     Statement of Cash Flows (filed herewith)
     Notes to Financial Statements (filed herewith)

(2)  EXHIBITS:

     EXHIBIT
     NUMBER         DESCRIPTION
     -------        -----------

     (a)  (1)  (a)  Amended and Restated Agreement and Declaration of Trust,
                    dated May 15, 2002.(8)


     (b)            Amended and Restated By-Laws, dated May 15, 2002.(8)

     (c)            Voting Trust Agreements - None.

     (d) Articles II, VI, VII, VIII and IX of the Agreement and Declaration of Trust, as amended, as previously filed, and Articles IV, V and VI of the By-Laws, as previously filed, define rights of holders of shares. (3)

     (e)            Dividend Reinvestment Plan.(1)

     (f) Constituent Instruments Defining the Rights of the Holders of Debt - None.

     (g)  (1)       Master Investment Advisory Agreement, dated September 1,
                    2001, between Registrant and A I M Advisors, Inc.(6)

          (2) Form of Sub-Advisory Contract between A I M Advisors, Inc. and INVESCO Senior Secured Management, Inc.(6)

          (3) Form of Sub-Sub-Advisory Contract between INVESCO Senior Secured Management, Inc. and INVESCO Institutional (N.A.), Inc.(6)

     (h)  (1)       First Amended and Restated Master Distribution Agreement,
                    dated December 31, 2000, between Registrant and A I M
                    Distributors, Inc. with respect to Class B shares.(5)

          (2) First Amended and Restated Master Distribution Agreement, dated July 1, 2000, between Registrant and A I M Distributors, Inc. with respect to Class C shares.(5)

          (3)       Form of Selected Dealer Agreement.(5)

          (4)       Form of Bank Selling Group Agreement.(2)

     (i)  (1)       AIM Funds Retirement Plan for Eligible Directors/Trustees,
                    as restated October 1, 2001.(6)

          (2) Form of AIM Funds Director Deferred Compensation Agreement for Registrant's Directors, dated March 7, 2000, as amended September 28, 2001 and September 26, 2002.(8)

     (j)  (1)  (a)  Master Custodian Contract, dated May 1, 2000, between
                    Registrant and State Street Bank and Trust Company.(5)

               (b) Amendment, dated May 1, 2000, to Master Custodian Contract, dated May 1, 2000, between Registrant and State Street Bank and Trust Company.(5)

               (c) Amendment, dated June 29, 2001, to Master Custodian Contract, dated May 1, 2000, between Registrant and State Street Bank and Trust Company. (6)

               (d) Amendment, dated April 2, 2002, to Master Custodian Contract, dated May 1, 2000 between Registrant and State Street Bank and Trust Company. (7)

          (2) (a) Subcustodian Agreement, dated September 9, 1994, between Registrant, Texas Commerce Bank National Association, State Street Bank and Trust Company and A I M Fund Services, Inc.(6)

               (b) Amendment No. 1, dated October 2, 1998, to Subcustodian Agreement between Registrant, Chase Bank of Texas, N.A. (formerly Texas Commerce Bank), State Street Bank and Trust Company and A I M Fund Services, Inc.(6)

          (3) Subcustodian Agreement, dated January 20, 1993, between State Street Bank and Trust Company and The Bank of New York.(6)

          (4) Foreign Assets Delegation Agreement, dated June 29, 2001, between Registrant and A I M Advisors, Inc.(6)

     (k)  (1)  (a)  Transfer Agency and Service Agreement, dated March 31, 2000, between Registrant and A I M Fund Services, Inc.(5)

               (b) Amendment Number 1, dated March 31, 2000, to the Transfer Agency and Service Agreement, dated March 31, 2000.(5)

               (c) Amendment Number 2, dated July 1, 2000, to the Transfer Agency and Service Agreement, dated March 31, 2000.(5)

          (2) Master Administrative Services Agreement, dated September 1, 2001, between Registrant and A I M Advisors, Inc.(6)


          (3) First Amended and Restated Master Distribution Plan, dated December 31, 2000, for Class B Shares.(5)


          (4) First Amended and Restated Distribution Plan, dated July 1, 2000, for Class C Shares.(5)


          (5)       Multiple Class Plan, effective March 31, 2001.(4)


          (6) Form of Shareholder Service Agreement to be used in connection with Registrant's Master Distribution Plan.(4)


          (7) Form of Bank Shareholder Service Agreement to be used in connection with Registrant's Master Distribution Plan.(4)


          (8) Form of Agency Pricing Agreement to be used in connection with Registrant's Master Distribution Plan.(8)

          (9) Forms of Service Agreement for Brokers for Bank Trust Departments and for Bank Trust Departments to be used in connection with Registrant's Master Distribution Plan.(4)


          (10) Form of Shareholder Service Agreement for Shares of the AIM Mutual Funds (A I M Distributors, Inc. as Principal) to be used in connection with Registrant's Master Distribution Plan.(5)


          (11) Memorandum of Agreement, regarding expense limitations, dated July 1, 2000, between Registrant and A I M Advisors, Inc.(5)


          (12) Memorandum of Agreement, regarding securities lending, dated September 1, 2001, between Registrant and A I M Advisors, Inc.(6)

     (l)            Opinion of Counsel and Consent - None.

     (m) Consent of Non-Resident Director, Officer, Investment Advisor or Expert - None.

     (n)  (1)       Consent of Ballard Spahr Andrews & Ingersoll, LLP.(8)

          (2)       Consent of PricewaterhouseCoopers LLP.(8)

     (o)            Omitted Financial Statements - None.

     (p)            Initial Capital Agreements - None.

     (q)            Retirement Plans - None.

     (r)  (1)       Code of Ethics of A I M Floating Rate Fund, effective as of
                    September 28, 2000.(5)

          (2) A I M Management Group Inc. Code of Ethics, adopted May 1, 1981,as last amended September 27, 2002, relating to A I M Management Group Inc. and A I M Advisors Inc. and its wholly owned and indirect subsidiaries.(8)

          (3) Code of Ethics for INVESCO Institutional (N.A.), Inc. and INVESCO Senior Secured Management, Inc. (7)
------------
(1) Incorporated herein by reference to Pre-Effective Amendment No. 2 under 33 Act No. 333-17425, filed on March 24, 1997.
(2) Incorporated herein by reference to Post-Effective Amendment No. 2 under 33 Act No. 333-37243, filed on May 27, 1998.
(3) Incorporated herein by reference to Post Effective Amendment No. 1 under 33 Act No. 333-72419, filed on January 21, 2000.
(4) Incorporated herein by reference to Post-Effective Amendment No. 2 under 33 Act No. 333-72419, filed on March 29, 2000.
(5) Incorporated herein by reference to Post-Effective Amendment No. 3 under 33 Act No. 333-72419, filed on April 25, 2001.
(6) Incorporated herein by reference to Post-Effective Amendment No. 4 under 33 Act No. 333-72419, filed on March 26, 2002.

(7) Incorporated herein by reference to Post-Effective Amendment No. 5 under 33 Act No. 333-72419, filed on April 29, 2002.


(8)  Filed herewith electronically.


ITEM 25.  MARKETING ARRANGEMENTS

          None.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


          None.


ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL


          None.

ITEM 28.        NUMBER OF HOLDERS OF SECURITIES


                                                                                        NUMBER OF RECORD
                                                                                        SHAREHOLDERS AS
                                                                                                OF
                TITLE OF CLASS                                                          APRIL 21, 2003
                --------------                                                          ----------------
                Class B Shares...............................................................  8,234
                Class C Shares...............................................................    653


ITEM 29.        INDEMNIFICATION


                Article VIII of the Registrant's Amended and Restated Agreement and Declaration of Trust provides for indemnification of certain persons acting on behalf of the Registrant. Article VIII,
                Section 8.1 provides that a Trustee, when acting in such capacity, shall not be personally liable to any person for any act, omission, or obligation of the Registrant or any Trustee; provided, however, that nothing contained in the Registrant's Amended and Restated Agreement and Declaration of Trust or in the Delaware Statutory Trust Act shall protect any Trustee against any liability to the Registrant or its Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee.



                Article VII, Section 2 of the Registrant's Amended and Restated Bylaws also provides that every person who is, or has been, a Trustee or Officer of the Registrant is indemnified to the fullest extent permitted by the Delaware StatutoryTrust Act, the Registrant's Amended and Restated Bylaws and other applicable law.



                AIM, the Registrant and other investment companies managed by AIM and their respective officers, trustees, directors and employees are insured under a joint Mutual Fund and Investment Advisory Professional and Directors and Officers Liability Policy, issued by ICI Mutual Insurance Company, with a $35,000,000 limit of liability.



                Section 16 of the Master Investment Advisory Agreement between the Registrant and AIM provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of AIM or any of its officers, directors or employees, that AIM shall not be subject to liability to the Registrant, or to any series of the Registrant for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security. Any liability of AIM to any other series of the Registrant shall not automatically impart liability on the part of AIM to any other series of the Registrant. No series of the Registrant shall be liable for the obligations of any other series of the Registrant.


                Section 7 of the Sub-advisory Contract between AIM and INVESCO Senior Secured Management, Inc. ("Sub-advisor") provides that Sub-advisor shall not be liable for any costs or liabilities arising from any error of judgment or any mistake of law or any loss suffered by the Fund in connection with the matters to which the Sub-Advisory Contract relates except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of Sub-advisor in the performance by Sub-advisor of its duties or from reckless disregard by Sub-advisor of its obligations and duties under the Sub-advisory Contract.

                Section 7 of the Sub-Sub-advisory Contract between Sub-advisor and INVESCO, Institutional (N.A.), Inc. ("INVESCO Institutional") provides that INVESCO Institutional shall not be liable for any costs or liabilities arising from any error of judgment or mistake of law or any loss suffered by the Fund in connection with the matters to which the Sub-Sub-advisory Contract relates except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of INVESCO Institutional in the performance by INVESCO Institutional of its duties or from reckless disregard by INVESCO Institutional of its obligations and duties under the Sub-Sub-advisory Contract.

ITEM 30.        BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER


                See the material under the heading "Management" in the Prospectus and the heading "Trustees and Executive Officers" in both the Prospectus and Statement of Additional Information filed as part of this Registration Statement. Information as to the Trustees and Officers of AIM, the Sub-advisor and INVESCO Institutional is included in their Forms ADV (File Nos. 801-12313 and 801-10254, respectively), filed with the Commission, which information is incorporated herein by reference.


ITEM 31.        LOCATION OF ACCOUNTS AND RECORDS


                The accounts and records of the Fund will be maintained at the office of the Fund's custodian, State Street Bank and Trust Company,at 225 Franklin Street, Boston, Massachusetts 02110, except that the Fund's corporate records (its Amended and Restated Agreement and Declaration of Trust; Amended and Restated Bylaws, and minutes of the meetings of its Board of Trustees and shareholders) will be maintained at the offices of AIM at 11 Greenway Plaza, Suite 100, Houston, TX 77046.


ITEM 32.        MANAGEMENT SERVICES

                None

ITEM 33.        UNDERTAKINGS

                (1) Registrant undertakes to suspend the offering of its shares until it amends its Prospectus if:

                    (a) Subsequent to the effective date of this Registration
                        Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of the Registration Statement; or

                    (b) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

                (2) Registrant hereby undertakes:

                    (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10 (a) (3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                    (b) that, for the purposes of determining any liability
                        under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

                    (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                (3) Registrant hereby undertakes that:

                    (a) For the purpose of determining any liability under the
                        Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

                    (b) For the purpose of determining any liability under the
                        Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                (4) Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas on the 24 day of April, 2003.

REGISTRANT:    AIM FLOATING RATE FUND


                                        By: /s/ Robert H. Graham
                                            ------------------------------------
                                            Robert H. Graham, President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

            SIGNATURES                                      TITLE                             DATE
            ----------                                      -----                             ----
         /s/ Robert H. Graham
------------------------------------            Chairman, Trustee & President           April 24, 2003
          (Robert H. Graham)                    (Principal Executive Officer)

         /s/ Frank S. Bayley
------------------------------------                       Trustee                      April 24, 2003
           (Frank S. Bayley)

        /s/ Bruce L. Crockett
------------------------------------                       Trustee                      April 24, 2003
          (Bruce L. Crockett)

        /s/ Albert R. Dowden
------------------------------------                       Trustee                      April 24, 2003
          (Albert R. Dowden)

       /s/ Edward K. Dunn, Jr.
------------------------------------                       Trustee                      April 24, 2003
         (Edward K. Dunn, Jr.)

         /s/ Jack M. Fields
------------------------------------                       Trustee                      April 24, 2003
           (Jack M. Fields)

         /s/ Carl Frischling
------------------------------------                       Trustee                      April 24, 2003
           (Carl Frischling)

       /s/ Prema Mathai-Davis
------------------------------------                       Trustee                      April 24, 2003
         (Prema Mathai-Davis)

         /s/ Lewis F. Pennock
------------------------------------                       Trustee                      April 24, 2003
          (Lewis F. Pennock)

          /s/ Ruth H. Quigley
------------------------------------                       Trustee                      April 24, 2003
          (Ruth H. Quigley)

          /s/ Louis S. Sklar
------------------------------------                       Trustee                      April 24, 2003
          (Louis S. Sklar)

       /s/ Mark H. Williamson
------------------------------------                      Trustee &                     April 24, 2003
        (Mark H. Williamson)                      Executive Vice President

         /s/ Dana R. Sutton                      Vice President & Treasurer             April 24, 2003
------------------------------------              (Principal Financial and
          (Dana R. Sutton)                           Accounting Officer)

                                INDEX TO EXHIBITS
                             AIM FLOATING RATE FUND


EXHIBIT
NUMBER          DESCRIPTION
---------       -----------
(a)(1)(a)       Amended and Restated Agreement and Declaration of Trust dated May 15, 2002

(b)             Amended and Restated Bylaws dated May 15, 2002

(i)(2)          Form of AIM Funds Director Deferred Compensation Agreement for
                Registrant's Directors, dated March 7, 2000, as amended
                September 28, 2001, and September 26, 2002

k (8)           Form of Agency Pricing Agreement to be used in connection with Registrant's Master Distribution Plan

(n)(1)          Consent of Ballard Spahr Andrews & Ingersoll, LLP

(n)(2)          Consent of PricewaterhouseCoopers LLP

(r)(2)          A I M Management Group Inc. Code of Ethics adopted May 1, 1981, as last amended September 27, 2002